Piedmont Office Realty Trust, Inc.
2008 Annual Report




Leo Burnett
35 West Wacker
Chicago, Illinois
On the cover: Aon Center, Chicago, Illinois

2008 FUNDAMENTALS


Revenue[1] (in millions)
$571.4 $593.2 $622.0
'06 '07 '08
Distribution Per Share
$0.5868 $0.5868 $0.5868
'06 '07 '08
Funds From Operations[2] (in millions)
$275.8 $285.5 $294.9
'06 '07 '08
Debt By Maturity Date (in millions)
$0.0 $0.0 $250.0 $166.1 $0.0 $695.0 $105.0 $167.5 $140.0
'09 '10[3] '11[3] '12 '13 '14 '15 '16 '17

[1] Prior period amounts have been adjusted to conform with current period presentation, including classifying revenues from sold properties as discontinued operations for all periods presented.

[2] Funds from Operations (FFO) is a non-GAAP financial measure. Please refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, of the enclosed Form 10-K, for information regarding how we use FFO to evaluate our operations, the reasons why we believe that the presentation of FFO provides useful information to stockholders, and for a reconciliation of this non-GAAP financial measure to net income.

[3] The Debt by Maturity schedule assumes that the Company exercises one-year extensions for the $250 Million Unsecured Term Loan and for the $500 Million Unsecured Line of Credit, as allowed in the current debt agreements.

DEAR FELLOW STOCKHOLDERS,

Thank you for your investment in Piedmont Office Realty Trust, Inc. ("Piedmont") and for your continuing support of its Board. Despite unprecedented volatility in the economy and in the credit markets over the last 18 months, Piedmont delivered on its key operating objectives in 2008.

ACHIEVEMENTS IN 2008

In a year of bad news for many, Piedmont was blessed with many positive milestones:

- We completed our first full year as a self-managed company. The efficiencies of our internalized structure contributed to a 17% improvement in Income from Continuing Operations and a 4% increase in Funds from Operations (FFO) per share, two key operating indicators in our industry.
- Our strong 2008 operating performance was also due to the successful completion of leasing transactions totaling more than 1.8 million square feet. These included new leases with such notable companies as First Data, Microsoft, Travelers Insurance, and Archon. We also secured many existing lease extensions, including those with Grant Thornton, The Shaw Group, Lockheed Martin, and the State of New York.
- Despite tightening credit standards, we closed on a $250 million unsecured loan with a syndicate of 12 major U.S. financial institutions led by JPMorgan Chase and Bank of America at a very attractive effectively fixed rate of interest.
- Both major rating agencies — Moody's and Standard & Poor's — reaffirmed our investment-grade credit rating.

We also expanded your Board of Directors by adding Frank C. McDowell and Jeffrey L. Swope. These two new members broaden the real estate expertise of the Board and increase the depth of experience with the publicly traded markets.

POSITIONING THE PORTFOLIO TO ENDURE

While we continue to have an enviable portfolio of office real estate around the U.S., Piedmont is not immune to the issues facing our industry and the broader economy. As such, we have taken steps to position ourselves for these challenges.

- The U.S. unemployment rate has risen to over 8% — the highest level since the 1980s — and corporate downsizings are widespread. These factors contribute to less favorable leasing environments in almost every major leasing market in the country. We're seeing lower market rents, more tenant demands for leasing concessions, and a greater potential for vacancies, despite our above-average 92% occupancy level. These pressures, combined with a stalled lending environment, also have translated into lower real estate valuations as reflected in our own 15% decrease in estimated net asset value during the past year.
- The threat of a prolonged credit market crisis and major re-leasing efforts over the next few years make it essential for us to maintain a strong cash position and balance sheet. Strategically, we must be mindful that nearly 35% of our tenants' leases will expire in 2011 and 2012. As a result, it is imperative that we preserve funds now for the significant capital expenditures that will be necessary to obtain future tenant commitments. In addition, although we have very low debt

Continued ...



W. Wayne Woody
Chairman of the Board

Donald A. Miller, CFA
Chief Executive Officer


1225 Eye Street
Washington, D.C.

relative to others in our industry, the difficult credit markets have demonstrated that we must plan now to ensure that future debt maturities can be repaid, if necessary. As such, the Board adjusted the current dividend amount in March 2009 to an annualized rate of $0.42 per share (which translates to 5% of your original purchase price, less capital distributions). We are not alone in our need to make these necessary adjustments. In the past 15 months, we have seen a significant number of publicly traded office REITs either reduce their dividends or suspend their dividends altogether.

- If we were to list our stock on a public exchange today, we believe that you would not receive a reasonable value for your shares. Likewise, a sale of our assets with reasonable returns does not appear achievable in the immediate future. A number of factors are currently contributing to this situation, including market declines over the past two years, the currently distressed credit markets, and the fact that price-to-earnings metrics for publicly traded companies are significantly below long-term historical averages. We are certainly working to find creative liquidity alternatives at a fair price to stockholders, but we remain cautious about the prospect for achieving this goal in the coming year.

We're Prepared

Despite these many challenges, Piedmont has been, and continues to be, a conservatively managed company with strong operating fundamentals. As we have seen in the current year's leasing activity, major leasing prospects are coming to Piedmont because we are known as a financially sound landlord — one that can perform. We've been selective about the leasing markets in which we operate, the office properties that we own, and the tenants to whom we lease. We are still one of the lower-leveraged companies in our industry. We also remain steadfast in our commitment to providing a realistic liquidity event to all stockholders as soon as is practical.

Staying true to our heritage and business precepts has allowed us to create one of the top-10 office REITs in the country in total asset size. As a testament to the credit quality of the tenants in our portfolio, throughout 2008 we did not lose any large tenants as a result of bankruptcy. And in the face of widespread declines, we have continued to grow core earnings by adhering to common-sense operating and management principles. We believe that our performance confirms the wisdom of these enduring precepts.

In closing, we are making changes today to help us be better positioned for challenges on the horizon. We remain optimistic about the long-term financial strength of Piedmont, yet cautious about the economy and markets in which we participate. Thank you very much for your faith, confidence, and loyalty as a Piedmont investor.

Sincerely,

W. Wayne Woody
Chairman of the Board

Donald A. Miller, CFA
Chief Executive Officer


4250 North Fairfax
Arlington, Virginia

PRUDENT OUR LEGACY AND CORE PRECEPTS

The Piedmont portfolio was built on a foundation that emphasizes a conservative investment strategy, broad diversification, and low levels of leverage.

We believe that these philosophies have served us well, especially in times of market uncertainty.

CONSERVATIVE STRATEGY

Piedmont has invested primarily in core Class-A office properties. High-quality ('core') properties tend to be on the lowest end of the risk spectrum for office real estate, as they are typically characterized by lower vacancy rates, long-term leases, high-quality tenants, and strong locations. We believe companies like Piedmont that have invested in institutional-quality real estate and apply a disciplined investment strategy are well-positioned to endure the current economic crisis.

BROAD DIVERSIFICATION

Piedmont has sought to minimize risk by broadly diversifying the portfolio. Our model consists of four basic diversification components: (1) tenant diversification, to avoid overconcentration in any one company; (2) industry diversification among our tenants, to protect us from downturns in particular market sectors; (3) geographic diversification for our properties, to avoid overexposure to a particular region, while capturing opportunities in emerging local markets; and (4) lease term diversification, to keep the portfolio's leases from expiring at the same time. Our diversification strategy helps shield us from vulnerability if an entire sector, a large tenant, or a particular region suffers decline.

LOW LEVERAGE

Piedmont's disciplined leverage model has kept us from falling prey to the pitfalls of too much debt. Highly leveraged REITs are facing a difficult decision — either sell their properties at today's market discount or refinance (if possible) at prohibitive interest rates in order to repay maturing debt. Not only has Piedmont maintained one of the lowest leverage rates in the industry, because of our favorable relationships with lenders, we hope to capture attractive buying opportunities once the real estate market becomes active again.

TENANT DIVERSIFICATION

Chart shows Percentage of 2008 Annualized Gross Rental Revenues by tenant.

Federal Government[1]	11%
BP Corporation N.A.	5%
Leo Burnett Company	4%
State of New York	4%
Nestle'	3%
U.S. Bancorp	3%
sanofi-aventis	3%
Kirkland & Ellis LLP	3%
Independence Blue Cross	3%
Winston & Strawn LLP	3%
Other[2]	58%
	100%

As of December 31, 2008.

[1] Federal Government tenants include, among others, NASA, Comptroller of the Currency, Department of Defense, National Park Service, and the U.S. Food and Drug Administration (FDA).

[2] Not more than 2% is attributable to any individual tenant.

PREPARED Our Principles in Practice

There's no question that 2008 was a difficult year for real estate. We must acknowledge that we are operating in a tough environment, with the credit and capital markets sidelining most buying and selling opportunities.

In the absence of acquisition and disposition activities, Piedmont focused on lease renewals and tenant retention. In 2008, Piedmont achieved its leasing goal of approximately 1.8 million square feet. Portfolio occupancy dropped from 94% to 92% during the year. However, this was in large part because the portfolio acquired Piedmont Pointe II, a brand-new, 220,000-square-foot vacant building in the Washington, D.C. area. Piedmont is currently working on leasing the unoccupied space. Even with this vacancy, Piedmont is still well above the national occupancy average of 85.5%.[1]

The challenges in the current economy have focused our attention on our operational strengths. We consider these the core building blocks of our business:

1. Managing the Balance Sheet

Our legacy of low leverage served us well in the economic environment of 2008. The companies most vulnerable to financial distress were those that had high levels of debt coming due for repayment but insufficient cash with which to repay the loans.

Because of our prudent approach to debt, Piedmont did not fall victim to these same vulnerabilities. However, this economic climate underscored the need for us to carefully manage potential additional debt, our current debt maturity schedules, and cash retention strategies to meet necessary capital expenditures.

While Piedmont still expects to selectively pursue exceptional buying opportunities, we will not chase short-term profits by taking on a risky level of debt.

2. Operational Management

Perhaps our greatest challenge in today's environment is anticipating lease expirations and renewing tenants as early as possible. Tenant retention is more critical than ever in establishing a predictable long-term cash flow.

In 2008, we were proud to complete a number of noteworthy new leases and lease renewals. These transactions illustrate the success we've had with maintaining our revenue stream and keeping the portfolio leased to high-quality tenants.

[1]Source: Jones Lang LaSalle North America Office Report Q4 2008.



LEASE EXPIRATION DIVERSIFICATION
8%
9%
16%
19%
12%
8%
5%
5%
2%
5%
4%
1%
0%
1%
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22*
*Thereafter, 5%.

Grant Thornton *(Downtown New York)*

It is rare in today's New York office market to enjoy 100% occupancy, but Piedmont's 60 Broad Street property enjoyed that distinction at the end of 2008. Last year, global accounting firm Grant Thornton signed a 36,169-square-foot renewal at 60 Broad in the heart of Manhattan's Financial District. The 60 Broad building serves as Grant Thornton's primary New York City location, and the firm will continue to occupy the entire 24th and 25th floors through 2014.

Other Noteworthy Executed Leases

Archon Group *(Metro Dallas)*
- International real estate investment management firm (subsidiary of Goldman Sachs)
- New 10-year lease for 83,000 square feet in Irving, Texas

Avnet *(Tempe, Arizona)*
- Industrial distributor of electronic parts, enterprise computing and storage products, and embedded subsystems
- Lease extension until 2015 for 132,000 square feet at Arizona State University Research Park

Lockheed Martin *(Rockville, Maryland)*
- Global security and information technology company
- Lease extension until 2013 for two buildings totaling 230,597 square feet near Lockheed's world headquarters in Bethesda, Maryland

Microsoft *(Chicago, Illinois)*
- Worldwide leader in software, services, and solutions
- New long-term lease for 83,000 square feet at Aon Center

Key Leases

First Data *(Atlanta, Georgia)*



When a large tenant vacates a property, it usually causes some disruption to the property's owner. However, in the case of Glenridge Highlands II in Atlanta, Piedmont averted a much more significant vacancy by successfully marketing the property well ahead of the former tenant's departure in December 2008. As a result, Piedmont secured a lease with First Data Corporation, a global technology leader in information commerce, as the primary tenant to occupy 183,375 square feet. This deal was selected as *Atlanta Business Chronicle*'s "Best in Atlanta Real Estate Awards" winner in the Office Category for 2008. The publication touted the lease as "the biggest ray of sunshine in the gloom of a recessionary economy."

Travelers Insurance and Continental AG *(Troy, Michigan)*



The Detroit market has had its share of difficulties. However, even in a tough market, there are success stories. Last year, Piedmont signed The Travelers Indemnity Company to a 45,000-square-foot, five-year lease at 1441 West Long Lake Road in Troy, Michigan. Likewise, Continental AG, a global tire, automotive systems, and technical products company, renewed its lease at 4685 Investment Drive, also in Troy, Michigan, extending the lease for the entire property (77,000 square feet) for five additional years.

The Shaw Group *(Houston, Texas)*



Piedmont prides itself on working with tenants to meet their expansion needs. In 2008, The Shaw Group, an established Piedmont tenant, signed a 10-year lease to add 106,500 square feet to its existing 206,000-square-foot space in the Enclave Office Park, located in West Houston's Energy Corridor. The Shaw Group, a FORTUNE 500 engineering and construction firm, now occupies the entire building at 1430 Enclave Parkway until December 2018.

Geographic Diversification

Chicago	25%
Washington, D.C.	19%
New York	16%
Los Angeles	6%
Minneapolis	6%
Dallas	4%
Boston	4%
Detroit	4%
Atlanta	3%
Philadelphia	3%
Other*	10%
	100%

As of December 31, 2008.

Chart shows Percentage of 2008 Annualized Gross Rental Revenues by market.

*Not more than 2% is attributable to any individual geographic region.

Industry Diversification

Governmental Agencies	16%
Business Services	14%
Depository Institutions	9%
Insurance Carriers	7%
Communications	5%
Petroleum Refining and Related Industries	5%
Legal Services	5%
Chemicals and Allied Products	5%
Food and Kindred Products	3%
Nondepository Credit Institutions	3%
Other*	28%
	100%

As of December 31, 2008.

Chart shows Percentage of 2008 Annualized Gross Rental Revenues by industry.

*Not more than 3% is attributable to any individual tenant industry.



3900 Dallas Parkway
Plano, Texas

3. Expense Management

Managing our cost structure and expenses is an important part of our commitment of good stewardship to our tenants and our stockholders. Our 17% improvement, year over year, in income from continuing operations in 2008 reflects this commitment. Piedmont pays close attention to methods to further reduce operating expenses in several key areas:

- Energy Cost Management — Through the coordinated use of building engineers and utility consultants, Piedmont maintains an ongoing program of evaluating gas and electric expenses at all properties and locking in optimal multi-year utility rates where possible.
- Real Estate Taxes — Piedmont aggressively monitors valuations through a nationwide tax consultant and seeks to reduce property taxes wherever possible, both by appealing past tax assessments and seeking to reduce future tax obligations. Our efforts resulted in savings totaling several million dollars in 2008 to the portfolio and its tenants.
- Systems Maintenance and Upgrades — Key building operating systems, such as HVAC units, are routinely maintained to ensure efficient energy usage and safe operation. Piedmont participates with its primary insurance carriers in annual inspections of its buildings and systems to ensure that best-in-class practices and policies are utilized.
- Third-Party Servicers — Piedmont incorporates both a nationwide and local network of providers for services such as landscaping, cleaning, and security. Incorporating regular tenant satisfaction surveys, this organized service management process ensures that we receive the lowest pricing without sacrificing service.
- Corporate Treasury — Sophisticated cash management techniques are utilized to sweep cash, consolidate investments, and verify cash disbursements that maximize interest income and authenticate expenditures. A tiered approval process is closely maintained to substantiate costs and minimize nonrecoverable spending.

Green Strategy and Initiatives

Piedmont continues to actively pursue Leadership in Energy and Environmental Design (LEED) certification and ENERGY STAR® ratings for buildings within the portfolio.

Like other property owners, we're focused on keeping operating costs as low as possible, while still providing our tenants the high level of service that they expect. The ENERGY STAR program is a great way for us to help tenants keep their utility costs down.

We received some important recognition last year that indicates how well we're doing to improve operations at the property level. Nineteen percent of our office buildings have received either LEED certifications or ENERGY STAR ratings in 2008 and early 2009. Among the awards for good property stewardship are:

- Las Colinas Corporate Center I & II, which received the 2008 North Texas Corporate Recycling Association's "Green" Award.
- Sarasota Commerce Center II, which was one of six properties to win The Office Building of the Year award from the Building Owners and Managers Association (BOMA) of Greater Tampa Bay. Award winners were acknowledged for their community impact, tenant relations, finish, and quality. The property will now compete for honors at the regional level.

Energy Star Certification Received

Property	City
150 West Jefferson	Detroit, Mich.
Crescent Ridge II	Minnetonka, Minn.
US Bancorp	Minneapolis, Minn.
Las Colinas Corporate Center I	Irving, Texas
Las Colinas Corporate Center II	Irving, Texas
1430 Enclave Parkway	Houston, Texas
KeyBank	Parsippany, N.J.
Copper Ridge Center	Lyndhurst, N.J.
1901 Main Street	Irvine, Calif.
Two Pierce Place	Itasca, Ill.
Aventis (aka 200 Bridgewater)	Bridgewater, N.J.
400 Bridgewater	Bridgewater, N.J.
1055 East Colorado Blvd.	Pasadena, Calif.
2300 Cabot Drive	Lisle, Ill.
Fairway Center II	Brea, Calif.
Nestlé	Glendale, Calif.



Las Colinas Corporate Center II received the BOMA Earth Award in 2008

Other Notable Achievements

New Line of Credit

Piedmont obtained a $250 million unsecured term loan from a syndicate of 12 leading banks, led by J.P. Morgan Securities Inc. and Banc of America Securities LLC. The loan allows Piedmont to have financing in place for potential future property acquisitions and provides flexibility in managing and shaping Piedmont's capital structure and portfolio. In a time of significant tightening in the credit market, this unsecured loan spoke to the financial strength of our company.

Affirmation of Investment-grade Ratings

As of February 2009, Piedmont has again received investment-grade ratings from both Standard & Poor's and Moody's. These affirmations are in part due to Piedmont's low level of leverage, diverse portfolio of properties, quality tenant base, and prudent management philosophy.

POSITIONED TO ENDURE Our Outlook on the Future

Like most businesses, we continue to be concerned about the weak economy and market downturn. As always, our top priority is to be good stewards of our stockholders' investments.

We must maximize and preserve value as much as possible.

Even in the midst of a challenging market, we remain committed to providing you with a liquidity event when the market has improved enough for this to be a reasonable consideration. In the meantime, the Piedmont Board is focused on preserving and enhancing stockholder value as we evaluate liquidity options.

We will pursue highly selective buying opportunities.

Being a low-leverage REIT is a competitive advantage for us. It gives us the flexibility to strategically act on buying opportunities that are highly advantageous for the portfolio. In this environment, however, we will only make new investment decisions that are worthy of our precious capital. As a result, we will be highly selective in making opportunistic buying decisions that will benefit Piedmont's stockholders long-term.

Tenant retention will be key.

In today's market, tenant retention is essential. To greater enhance long-term value and in anticipation of a large portion of Piedmont's leases rolling over in 2011 and 2012, we are actively working now to preserve the capital needed to fund the concessions and improvements that will maintain occupancy at above industry averages and keep quality tenants in our buildings. We hope to continue into 2009 with the trend of successes we saw last year with lease renewals and extensions.

If history is any indicator, prosperity and growth will return again. In the meantime, we're adhering to our long-standing philosophies that have served us consistently through the years. We believe that our principles of investing in a diversified portfolio of quality properties in select markets, seeking creditworthy tenants, and maintaining a low debt structure have positioned us to weather these uncertain times and retain the highest long-term value possible.

Thank you, as always, for your support of Piedmont.



Independence Blue Cross
1901 Market Street
Philadelphia, Pennsylvania

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2008

or

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from to ______________ to ______________

Commission file number 000-25739

PIEDMONT OFFICE REALTY TRUST, INC.
(Exact name of registrant as specified in its charter)

Maryland	**58-2328421**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
11695 Johns Creek Parkway Ste. 350, Johns Creek, Georgia	**30097**
(Address of principal executive offices)	**(Zip Code)**

(770) 418-8800
Registrant's telephone number, including area code

Securities registered pursuant to Section 12 (b) of the Act:

Title of each class	Name of exchange on which registered
NONE	**NONE**

Securities registered pursuant to Section 12 (g) of the Act:

COMMON STOCK
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined in Rule 12b-2 of the Act).

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

Aggregate market value of the voting stock held by nonaffiliates:______________________

Since there was no established market for the voting and non-voting common stock as of June 30, 2008, there is no market value for shares of such stock held by non-affiliates of the registrant as of such date. As of June 30, 2008, there were 476,110,116 shares of common stock held by non-affiliates.

Number of shares outstanding of the registrant's only class of common stock, as of February 28, 2009: 478,870,781 shares

Certain statements contained in this Form 10-K and other written or oral statements made by or on behalf of Piedmont Office Realty Trust, Inc. ("Piedmont"), may constitute forward-looking statements within the meaning of the federal securities laws. In addition, Piedmont, or the executive officers on Piedmont's behalf, may from time to time make forward-looking statements in reports and other documents Piedmont files with the SEC or in connection with oral statements made to the press, potential investors, or others. Statements regarding future events and developments and Piedmont's future performance, as well as management's expectations, beliefs, plans, estimates, or projections relating to the future, are forward-looking statements within the meaning of these laws. Forward-looking statements include statements preceded by, followed by, or that include the words "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue," or other similar words. Examples of such statements in this report include descriptions of our real estate, financing, and operating objectives described in Item 1; descriptions of our share redemption program and our ability to purchase additional shares under such program; discussions regarding future distributions; and discussions regarding the potential impact of economic conditions on our portfolio.

These statements are based on beliefs and assumptions of Piedmont's management, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding the demand for office space in the sectors in which Piedmont operates, competitive conditions, and general economic conditions. These assumptions could prove inaccurate. The forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond Piedmont's ability to control or predict. Such factors include, but are not limited to, the following:

- Lease terminations or lease defaults, particularly by one of our large lead tenants;
- The impact of competition on our efforts to renew existing leases or re-let space on terms similar to existing leases;
- Changes in the economies and other conditions of the office market in general and of the specific markets in which we operate, particularly in Chicago, Washington, D.C., and the New York metropolitan area;
- Economic and regulatory changes that impact the real estate market generally;
- The success of our real estate strategies and investment objectives;
- Piedmont's ability to obtain capital through debt financing;
- Costs of complying with governmental laws and regulations;
- Uncertainties associated with environmental and other regulatory matters;
- Piedmont's ability to continue to qualify as a REIT under the Internal Revenue Code; and
- Other factors, including the risk factors discussed under Item 1A. of this Annual Report on Form 10-K.

Management believes these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and management undertakes no obligation to update publicly any of them in light of new information or future events.

PART I

ITEM 1. BUSINESS

General

Piedmont Office Realty Trust, Inc. ("Piedmont") is a Maryland corporation that operates in a manner so as to qualify as a real estate investment trust ("REIT") for federal income tax purposes and engages in the acquisition and ownership of commercial real estate properties throughout the United States, including properties that are under construction, are newly constructed, or have operating histories. Piedmont was incorporated in 1997 and commenced operations on June 5, 1998. Piedmont conducts business primarily through Piedmont Operating Partnership, L.P. ("Piedmont OP"), a Delaware limited partnership, as well as performing the management of its buildings through two wholly-owned subsidiaries, Piedmont Government Services, LLC and Piedmont Office Management, LLC. Piedmont is the sole general partner and possesses full legal control and authority over the operations of Piedmont OP. On April 16, 2007, Piedmont consummated a transaction to internalize the functions of Piedmont's external advisor companies and became a self-managed entity (the "Internalization"). Piedmont OP owns properties directly, through wholly-owned subsidiaries, through certain joint ventures with real estate limited partnerships sponsored by our former advisor, and through certain joint ventures with other third parties. References to Piedmont herein shall include Piedmont and all of its subsidiaries, including Piedmont OP and its subsidiaries, and consolidated joint ventures.

Our portfolio consists primarily of high-grade office buildings leased to large government and corporate tenants located in 23 major leasing markets throughout the United States. As of December 31, 2008, the vast majority of properties we currently own are commercial office buildings, with a limited number of warehouses and manufacturing facilities or some combination thereof; however, our charter does not limit us to such investments.

Although we qualify as a "public company" under the Securities Exchange Act of 1934, our stock is not listed or actively traded on a national exchange. As such, our charter requires us to provide a liquidity event to our stockholders by July 30, 2009 (the "Liquidation Date"), unless the board of directors, at its sole discretion, further extends the Liquidation Date from July 30, 2009 to January 30, 2011. If a liquidity event is not provided by July 30, 2009 nor the date extended, then we must begin the process of liquidating our investments and distributing the resulting proceeds to our stockholders.

Employees

As of December 31, 2008, we had 106 full-time employees. Approximately half of our employees work in our corporate office in Johns Creek, Georgia. The other half of our employees work in property management offices located in Minneapolis, MN, Washington, D.C., Tampa, FL, Irving, TX, Chicago, IL, Detroit, MI, and the area surrounding Los Angeles, CA. These employees are involved in managing our real estate and servicing our tenants.

Competition

We compete for tenants for our high-quality assets in major U.S. markets by fostering strong tenant relationships and by providing efficient customer service including, asset management, property management, and construction management services. As the competition for high-credit-quality tenants is intense, we may be required to provide rent concessions, incur charges for tenant improvements and other inducements, or we may not be able to lease vacant space timely, all of which would adversely impact our results of operations. We compete with other buyers who are interested in properties we elect to acquire, which may result in an increase in the amount that we pay for such properties or may result in us ultimately not being able to acquire such properties. We also compete with sellers of similar properties when we sell properties, which may result in our receiving lower proceeds from the disposal, or which may result in our not being able to dispose of such properties due to the lack of an acceptable return.

Financial Information About Industry Segments

Our current business consists of owning, managing, operating, leasing, acquiring, developing, investing in, and disposing of real estate assets. We internally evaluate all of our real estate assets as one industry segment, and, accordingly, we do not report segment information.

Concentration of Credit Risk

We are dependent upon the ability of our current tenants to pay their contractual rent amounts as the rents become due. The inability of a tenant to pay future rental amounts would have a negative impact on our results of operations. As of December 31, 2008, no tenant represents more than 10% of our future rental income under non-cancelable leases or 10% of our current year rental revenues. Apart from general uncertainty related to current, adverse economic conditions, we are not aware of any reason that our current tenants will not be able to pay their contractual rental amounts, in all material respects, as they become due. If certain situations prevent our tenants from paying contractual rents, this could result in a material adverse impact on our results of operations.

Other Matters

Piedmont has contracts with various governmental agencies, exclusively in the form of operating leases in buildings we own. See Item 1A. "Risk Factors" for further discussion of the risks associated with these contracts.

Additionally, as the owner of real estate assets, we are subject to environmental risks. See Item 1A. "Risk Factors" for further discussion of the risks associated with environmental concerns.

Web Site Address

Access to copies of each of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and other filings with the Securities and Exchange Commission (the "SEC"), including any amendments to such filings, may be obtained free of charge from the following Web site, http://www.piedmontreit.com, or directly from the SEC's Web site at http://www.sec.gov. These filings are available promptly after we file them with, or furnish them to, the SEC.

Item 1A. Risk Factors

Below are some risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements. These statements are based on management's current expectations, beliefs, and assumptions and are subject to a number of known and unknown risks, uncertainties, and other factors that could lead to actual results materially different from those described in our forward-looking statements. We can give no assurance that our expectations will be attained. Factors that could adversely affect our operations and prospects or which could cause actual results to differ materially from our expectations include, but are not limited to the following risks.

Risks Related to Our Business and Operations

If current market and economic conditions continue to deteriorate, our business, results of operations, cash flows, financial condition and access to capital may be adversely affected.

Recent market and economic conditions have been unprecedented and challenging, with significantly tighter credit conditions and the prospect of a nation-wide, long and deep recession becoming increasingly likely. Continuing concerns about the systemic impact of inflation, energy costs, geopolitical issues, the availability and cost of credit, the mortgage markets and declining demand within the residential and commercial real estate markets have contributed to increased market volatility and diminished expectations for the U.S. and global economies. Added concerns, including new regulations, higher taxes, and rising interest rates, fueled by federal government interventions in the U.S. credit markets have led to increased uncertainty and instability in capital and credit markets. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment have contributed to market volatility of historic levels.

As a result of these conditions, the cost and availability of credit, as well as suitable acquisition and disposition opportunities, have been and will likely continue to be adversely affected for the foreseeable future in all markets in which we own properties and conduct our operations. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide funding to borrowers. Such actions may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our tenants. If these market and economic conditions continue, they may limit our ability, and the ability of our tenants, to replace or renew maturing liabilities on a timely basis, access the capital markets to meet liquidity and capital expenditure requirements and may result in adverse effects on our, and our tenants' financial condition and results of operations.

In addition, our access to funds under our revolving credit facility depends on the ability of the lenders that are parties to such facility to meet their funding commitments to us. Continuing long-term disruptions in the global economy and the continuation of tighter credit conditions among, and potential failures of, third party financial institutions as a result of such disruptions may have an adverse effect on the ability of our lenders to meet their funding obligations. Further, our ability to obtain new financing or refinance existing debt could be impacted by such conditions. If our lenders are not able to meet their funding commitments to us, our business, results of operations, cash flows and financial condition could be adversely affected.

In order to maintain our REIT status for U.S. federal income tax purposes, we must distribute at least 90% of our REIT taxable income to our stockholders annually, which makes us dependent upon external sources of capital. If we do not have sufficient cash flow to continue operating our business and are unable to borrow additional funds or are unable to access our existing lines of credit, we may need to find alternative ways to increase our liquidity. Such alternatives may include, without limitation, curtailing acquisitions and potential development activity, discontinuing or significantly modifying our share redemption program, decreasing our distribution levels, disposing of one or more of our properties possibly on disadvantageous terms, or entering into or renewing leases on less favorable terms than we otherwise would.

We depend on tenants for our revenue, and accordingly, lease terminations and/or tenant defaults, particularly by one of our large lead tenants, could adversely affect the income produced by our properties, which may harm our operating performance, thereby limiting our ability to make distributions to our stockholders.

The success of our investments materially depends on the financial stability of our tenants. Our tenants may experience a change in their business at any time. For example, the current economic crisis may negatively affect one or more of our tenants. As a result, our tenants may delay lease commencements, decline to extend or renew their leases upon expiration, fail to make rental payments when due, or declare bankruptcy. Any of these actions could result in the termination of the tenants' leases, or expiration of existing leases without renewal, and the loss of rental income attributable to the terminated or expired leases. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as a landlord and may incur substantial costs in protecting our investment and re-letting our property. If significant leases are terminated or defaulted upon, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss.

The occurrence of any of the situations described above, particularly if it involves one of our significant lead tenants, could seriously harm our operating performance. As of December 31, 2008, our most substantial lead tenants, based on annualized gross rental revenues, were BP Corporation N.A. (approximately 5%), NASA (approximately 4%), and the Leo Burnett Company (approximately 4%). As lead tenants, the revenues generated by the properties these tenants occupy are substantially reliant upon the financial condition of these tenants and, accordingly, any event of bankruptcy, insolvency, or a general downturn in the business of any of these tenants may result in the failure or delay of such tenant's rental payments, which may have a substantial adverse effect on our operating performance.

We face considerable competition in the leasing market and may be unable to renew existing leases or re-let space on terms similar to the existing leases, or we may expend significant capital in our efforts to re-let space, which may adversely affect our operating results.

Leases representing approximately 8% of our 2008 annualized gross rents at our properties are scheduled to expire in 2009, assuming no exercise of early termination rights. We compete with a number of other developers, owners, and operators of office and office-oriented, mixed-use properties, and we may not be able to renew leases with our existing tenants or we may be unable to re-let space to new tenants if our current tenants do not renew their leases. If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our tenants, we may lose potential tenants, and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants upon expiration of their existing leases. Even if our tenants renew their leases or we are able to re-let the space, the terms and other costs of renewal or re-letting, including the cost of required renovations, increased tenant improvement allowances, leasing commissions, declining rental rates, and other potential concessions, may be less favorable than the terms of our current leases and could require significant capital expenditures. If we are unable to renew leases or re-let space in a reasonable time, or if rental rates decline or tenant improvement, leasing commissions, or other costs increase, our financial condition, cash flows, cash available for distribution, value of our real estate used to estimate our net asset value, and ability to satisfy our debt service obligations could be materially adversely affected.

We depend on key personnel.

Our continued success depends to a significant degree upon the continued contributions of certain key personnel including, but not limited to, Donald A. Miller, CFA, Robert E. Bowers, Laura P. Moon, Raymond L. Owens, and Carroll A. Reddic, each of whom would be difficult to replace. Although we have entered into employment agreements with these key members of our executive management team, we cannot provide any assurance that any of them will remain employed by us. Our ability to retain our management group, or to attract suitable replacements should any member of the executive management group leave, is dependent on the competitive nature of the employment market. The loss of services of one or more of these key members of our management team could adversely affect our results of operations and slow our future growth. We have not obtained and do not expect to obtain "key person" life insurance on any of our key personnel.

Our rental revenues will be significantly influenced by the economies and other conditions of the office market in general and of the specific markets in which we operate, particularly in Chicago, Washington, D.C., and the New York metropolitan area, where we have high concentrations of office properties.

Because our portfolio consists primarily of office properties, we are subject to risks inherent in investments in a single property type. This concentration exposes us to the risk of economic downturns in the office sector to a greater extent than if our portfolio also included other sectors of the real estate industry.

Our properties located in Chicago, Washington, D.C., and the New York metropolitan area accounted for approximately 25%, 19%, and 16%, respectively, of our 2008 annualized gross rent. As a result, we are particularly susceptible to adverse market conditions in these particular areas. Adverse economic or real estate developments in the markets in which we have a concentration of properties, or in any of the other markets in which we operate, or any decrease in demand for office space resulting from the local or national business climate could adversely affect our rental revenues and operating results.

Economic changes that impact the real estate market generally may cause our operating results to suffer and decrease the value of our real estate properties.

The investment returns available from equity investments in real estate depend on the amount of income earned and capital appreciation generated by the properties, as well as the expenses incurred in connection with the properties. If our properties do not generate income sufficient to meet operating expenses, including debt service and capital expenditures, then our ability to pay distributions to our stockholders could be adversely affected. In addition, there are significant expenditures associated with an investment in real estate (such as mortgage payments, real estate taxes, and maintenance costs) that generally do not decline when circumstances reduce the income from the property. The following factors, among others, may adversely affect the operating performance and long- or short-term value of our properties:

- changes in the national, regional, and local economic climate, particularly in markets in which we have a concentration of properties;
- local office market conditions such as changes in the supply of, or demand for, space in properties similar to those that we own within a particular area;
- the attractiveness of our properties to potential tenants;
- changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive or otherwise reduce returns to stockholders;
- the financial stability of our tenants, including bankruptcies, financial difficulties, or lease defaults by our tenants;
- changes in operating costs and expenses, including costs for maintenance, insurance, and real estate taxes, and our ability to control rents in light of such changes;
- the need to periodically fund the costs to repair, renovate, and re-let space;
- earthquakes, tornadoes, hurricanes and other natural disasters, civil unrest, terrorist acts or acts of war, which may result in uninsured or underinsured losses; and
- changes in, or increased costs of compliance with, governmental regulations, including those governing usage, zoning, the environment, and taxes.

In addition, periods of economic slowdown or recession, rising interest rates, or declining demand for real estate, such as the one we are now experiencing, could result in a general decrease in rents or an increased occurrence of defaults under existing leases, which would adversely affect our financial condition and results of operations. Any of the above factors may prevent us from realizing growth or maintaining the value of our real estate properties.

Future acquisitions of properties may not yield anticipated returns, may result in disruptions to our business, and may strain management resources.

We intend to continue acquiring high-quality office properties. In deciding whether to acquire a particular property, we make certain assumptions regarding the expected future performance of that property. However, newly acquired properties may fail to perform as expected. Costs necessary to bring acquired properties up to standards established for their intended market position may exceed our expectations, which may result in the properties' failure to achieve projected returns.

In particular, to the extent that we engage in acquisition activities, they will pose the following risks for our ongoing operations:

- we may acquire properties or other real estate-related investments that are not initially accretive to our results upon acquisition or accept lower cash flows in anticipation of longer term appreciation, and we may not successfully manage and lease those properties to meet our expectations;
- we may not achieve expected cost savings and operating efficiencies;
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations;
- management attention may be diverted to the integration of acquired properties, which in some cases may turn out to be less compatible with our growth strategy than originally anticipated;
- the acquired properties may not perform as well as we anticipate due to various factors, including changes in macro-economic conditions and the demand for office space; and

- we may acquire properties without any recourse, or with only limited recourse, for liabilities, whether known or unknown, such as clean-up of environmental contamination; claims by tenants, vendors or other persons against the former owners of the properties; and claims for indemnification by general partners, directors, officers, and others indemnified by the former owners of the properties.

The illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial, and investment conditions is limited. The real estate market is affected by many forces, such as general economic conditions, availability of financing, interest rates, and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot provide any assurances that we will have funds available to correct such defects or to make such improvements. Our inability to dispose of assets at opportune times or on favorable terms could adversely affect our cash flows and results of operations, thereby limiting our ability to make distributions to stockholders.

In addition, the federal tax code imposes restrictions on a REIT's ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of properties that otherwise would be in our best interest. Therefore, we may not be able to vary our portfolio promptly in response to economic or other conditions or on favorable terms, which may adversely affect our cash flows, our ability to pay distributions to stockholders, and the market price of our common stock.

Future terrorist attacks in the major metropolitan areas in which we own properties could significantly impact the demand for, and value of, our properties.

Our portfolio maintains significant holdings in markets such as Chicago, Washington, D.C., the New York metropolitan area, Boston, and greater Los Angeles, each of which has been, and continues to be, a high risk geographical area for terrorism and threats of terrorism. Future terrorist attacks and other acts of terrorism or war would severely impact the demand for, and value of, our properties. Terrorist attacks in and around any of the major metropolitan areas in which we own properties also could directly impact the value of our properties through damage, destruction, loss, or increased security costs, and could thereafter materially impact the availability or cost of insurance to protect against such acts. A decrease in demand could make it difficult to renew or re-lease our properties at lease rates equal to or above historical rates. To the extent that any future terrorist attacks otherwise disrupt our tenants' businesses, it may impair their ability to make timely payments under their existing leases with us, which would harm our operating results.

Uninsured losses or losses in excess of our insurance coverage could adversely affect our financial condition and our cash flow, and there can be no assurance as to future costs and the scope of coverage that may be available under insurance policies.

We carry comprehensive general liability, fire, extended coverage, business interruption rental loss coverage, and umbrella liability coverage on all of our properties and earthquake, wind, and flood coverage on properties in areas where such coverage is warranted. We believe the policy specifications and insured limits of these policies are adequate and appropriate given the relative risk of loss, the cost of the coverage, and industry practice. However, we may be subject to certain types of losses, those that are generally catastrophic in nature, such as losses due to wars, conventional terrorism, Chemical, Nuclear, Biological, and Radiation ("CBNR") acts of terrorism and, in some cases, earthquakes, hurricanes, and flooding, either because such coverage is not available or is not available at commercially reasonable rates. If we experience a loss that is uninsured or that exceeds policy limits, we could lose a significant portion of the capital we have invested in the damaged property, as well as the anticipated future revenue from the property. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it impractical or undesirable to use insurance proceeds to replace a property after it has been damaged or destroyed. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. Furthermore, we may not be able to obtain adequate insurance coverage at reasonable costs in the future, as the costs associated with property and casualty renewals may be higher than anticipated.

In addition, insurance risks associated with potential terrorism acts could sharply increase the premiums we pay for coverage against property and casualty claims. With the enactment of the Terrorism Risk Insurance Program Reauthorization Act of 2007 (TRIPRA), United States insurers cannot exclude conventional (non-CBNR) terrorism losses. These insurers must make terrorism insurance available under their property and casualty insurance policies; however, this legislation does not regulate the pricing of such insurance. In some cases, mortgage lenders have begun to insist that commercial property owners purchase coverage against terrorism as a condition of providing mortgage loans. Such insurance policies may not be available at a reasonable cost, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses. If any of our properties incur a loss that is not fully insured, the value of that asset will be reduced by such uninsured loss. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to our stockholders.

Should one of our insurance carriers become insolvent, we would be adversely affected.

We carry several different lines of insurance, placed with several large insurance carriers. If any one of these large insurance carriers were to become insolvent, we would be forced to replace the existing insurance coverage with another suitable carrier, and any outstanding claims would be at risk for collection. In such an event, we cannot be certain that we would be able to replace the coverage at similar or otherwise favorable terms. Replacing insurance coverage at unfavorable rates and the potential of uncollectible claims due to carrier insolvency could adversely impact our results of operations and cash flows.

Our current and future joint venture investments could be adversely affected by a lack of sole decision-making authority and our reliance on joint venture partners' financial condition.

We have historically entered into joint ventures with certain public programs sponsored by our former advisor and with other third parties. In the future we may enter into strategic joint ventures with unaffiliated institutional investors to acquire, develop, improve, or dispose of properties, thereby reducing the amount of capital required by us to make investments and diversifying our capital sources for growth. As of December 31, 2008, we owned 11 properties representing approximately 2.1 million rentable square feet through joint ventures. Such joint venture investments involve risks not otherwise present in a wholly-owned property, development, or redevelopment project, including the following:

- in these investments, we do not have exclusive control over the development, financing, leasing, management, and other aspects of the project, which may prevent us from taking actions that are opposed by our joint venture partners;
- joint venture agreements often restrict the transfer of a co-venturer's interest or may otherwise restrict our ability to sell the interest when we desire or on advantageous terms;
- we would not be in a position to exercise sole decision-making authority regarding the property or joint venture, which could create the potential risk of creating impasses on decisions, such as acquisitions or sales;
- such co-venturer may, at any time, have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals;

- such co-venturer may be in a position to take action contrary to our instructions, requests, policies or objectives, including our current policy with respect to maintaining our qualification as a REIT;
- the possibility that our co-venturer in an investment might become bankrupt, which would mean that we and any other remaining co-venturers would generally remain liable for the joint venture's liabilities;
- our relationships with our co-venturers are contractual in nature and may be terminated or dissolved under the terms of the applicable joint venture agreements and, in such event, we may not continue to own or operate the interests or assets underlying such relationship or may need to purchase such interests or assets at a premium to the market price to continue ownership;
- disputes between us and our co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and efforts on our business and could result in subjecting the properties owned by the applicable joint venture to additional risk; or
- we may, in certain circumstances, be liable for the actions of our co-venturers, and the activities of a joint venture could adversely affect our ability to qualify as a REIT, even though we do not control the joint venture.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce the returns to our investors.

Costs of complying with governmental laws and regulations may reduce our net income and the cash available for distributions to our stockholders.

All real property and the operations conducted on real property are subject to federal, state, and local laws and regulations relating to environmental protection and human health and safety. Tenants' ability to operate and to generate income to pay their lease obligations may be affected by permitting and compliance obligations arising under such laws and regulations. Some of these laws and regulations may impose joint and several liability on tenants, owners, or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may hinder our ability to sell, rent, or pledge such property as collateral for future borrowings.

Compliance with new laws or regulations or stricter interpretation of existing laws by agencies or the courts may require us to incur material expenditures. Future laws, ordinances, or regulations may impose material environmental liability. Additionally, our tenants' operations, the existing condition of land when we buy it, operations in the vicinity of our properties such as the presence of underground storage tanks or activities of unrelated third parties may affect our properties. In addition, there are various local, state, and federal fire, health, life-safety, and similar regulations with which we may be required to comply, and which may subject us to liability in the form of fines or damages for noncompliance. Any material expenditures, fines, or damages we must pay will reduce our cash flow and ability to make distributions and may reduce the value of your investment.

Compliance or failure to comply with the Americans with Disabilities Act and other similar regulations could result in substantial costs.

Under the Americans with Disabilities Act, places of public accommodation must meet certain federal requirements related to access and use by disabled persons. Noncompliance could result in the imposition of fines by the federal government or the award of damages to private litigants. If we are required to make unanticipated expenditures to comply with the Americans with Disabilities Act, including removing access barriers, then our cash flows and the amounts available for distributions to our stockholders may be adversely affected. Although we believe that our properties are currently in material compliance with these regulatory requirements, we have not conducted an audit or investigation of all of our properties to determine our compliance, and we cannot predict the ultimate cost of compliance with the Americans with Disabilities Act or other legislation. If one or more of our properties is not in compliance with the Americans with Disabilities Act or other legislation, then we would be required to incur additional costs to achieve compliance. If we incur substantial costs to comply with the Americans with Disabilities Act or other legislation, our financial condition, results of operation, cash flow, and our ability to satisfy our debt obligations and to make distributions to our stockholders could be adversely affected.

As the present or former owner or operator of real property, we could become subject to liability for environmental contamination, regardless of whether we caused such contamination.

Under various federal, state, and local environmental laws, ordinances, and regulations, a current or former real property owner or operator may be liable for the cost to remove or remediate hazardous or toxic substances, wastes, or petroleum products on, under, from, or in such property. These costs could be substantial and liability under these laws may attach whether or not the owner or operator knew of, or was responsible for, the presence of such contamination. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held entirely responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a property for damages based on personal injury, natural resources, or property damage or other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of contamination on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination, or otherwise adversely affect our ability to sell or lease the property or borrow using the property as collateral. Due to the presence of contamination on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants.

Some of our properties are adjacent to or near other properties that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. In addition, certain of our properties are on or are adjacent to or near other properties upon which others, including former owners or tenants of our properties, have engaged, or may in the future engage, in activities that may release petroleum products or other hazardous or toxic substances.

The cost of defending against claims of liability, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

As the owner of real property, we could become subject to liability for adverse environmental conditions in the buildings on our property.

Some of our properties may contain asbestos-containing building materials. Environmental laws require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos, adequately inform or train those who may come into contact with asbestos, and undertake special precautions, including removal or other abatement, in the event that asbestos is disturbed during building renovation or demolition. These laws may impose fines and penalties on building owners or operators who fail to comply with these requirements. In addition, environmental laws and the common law may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos.

The properties also may contain or develop harmful mold or suffer from other air quality issues. Any of these materials/conditions could result in liability for personal injury and costs of remediating adverse conditions.

As the owner of real property, we could become subject to liability for failure to comply with environmental requirements regarding the handling and disposal of regulated substances and wastes or for non-compliance with health and safety requirements.

Some of our tenants may handle regulated substances and wastes as part of their operations at our properties. Environmental laws regulate the handling, use, and disposal of these materials and subject our tenants, and potentially us, to liability resulting from non-compliance with these requirements. The properties in our portfolio also are subject to various federal, state, and local health and safety requirements, such as state and local fire requirements. If we or our tenants fail to comply with these various requirements, we might incur governmental fines or private damage awards. Moreover, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will materially adversely impact our financial condition, results of operations, cash flow, cash available for distribution to stockholders, the per share value of our common stock, and our ability to satisfy our debt service obligations. If our tenants become subject to liability for noncompliance, it could affect their ability to make rental payments to us.

We are and may continue to be subject to litigation, which could have a material adverse effect on our financial condition.

We currently are, and are likely to continue to be, subject to litigation, including claims relating to our operations, offerings, and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We generally intend to vigorously defend ourselves; however, we cannot be certain of the ultimate outcomes of currently asserted claims or of those that arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, would adversely impact our earnings and cash flows, thereby impacting our ability to service debt and make quarterly distributions to our stockholders. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured, and/or adversely impact our ability to attract officers and directors.

We are subject to stockholder litigation against certain of our present and former directors and officers, which could exceed the coverage of our current directors' and officers' insurance.

We, and various of our present and former directors and officers, are involved in litigation regarding the Internalization and certain related matters described in Item 3 of Part I of this Annual Report on Form 10-K. We believe that the allegations contained in these complaints are without merit and will continue to vigorously defend these actions; however, due to the uncertainties inherent in the litigation process, it is not possible to predict the ultimate outcome of these matters and, as with any litigation, the risk of financial loss does exist. We have and may continue to incur significant defense costs associated with defending these claims.

Although we retain director and officer liability insurance, such insurance does not fully cover ongoing defense costs and there can be no assurance that it would fully cover any potential judgments against us. A successful stockholder claim in excess of our insurance coverage could adversely impact our results of operations and cash flows, impair our ability to obtain new director and officer liability insurance on terms favorable to Piedmont, and/or adversely impact our ability to attract directors and officers.

If we are unable to satisfy the regulatory requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or if our disclosure controls or internal control over financial reporting is not effective, investors could lose confidence in our reported financial information, which could adversely affect the perception of our business and the value associated with our common stock.

The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements, or misrepresentations. Although management will continue to review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations, restatements of our financial statements, a decline in the per share value of our common stock, or otherwise materially adversely affect our business, reputation, results of operations, financial condition, or liquidity.

As a public company, Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"), requires that we evaluate the effectiveness of our internal control over financial reporting as of the end of each fiscal year, and to include a management report assessing the effectiveness of our internal control over financial reporting in all annual reports, as described in Item 9A(T) of Part II of this Annual Report on Form 10-K. In addition, Section 404 also requires our independent registered public accounting firm to attest to, and report on, our internal control over financial reporting, beginning with the year ending December 31, 2009.

Risks Related to Conflicts of Interest

Our Chief Executive Officer and our Chief Financial Officer will be subject to certain conflicts of interest with regard to enforcing the indemnification provisions contained in the Internalization agreement.

On February 2, 2007, we entered into the Internalization agreement with certain affiliates of our former advisor. Total consideration of approximately $175 million, comprised entirely of 19,513,650 shares of our common stock (adjusted for the return of escrowed shares in February 2009) was exchanged for, among other things, certain net assets of our former advisor, as well as the termination of our obligation to pay certain fees required pursuant to the terms of the in-place agreements with the former advisor including, but not limited to, disposition fees, listing fees, and incentive fees. These transactions were completed on April 16, 2007. Donald A. Miller, CFA, our Chief Executive Officer and President and one of our directors, and Robert E. Bowers, our Chief Financial Officer, Executive Vice President, Secretary, and Treasurer, both received a 1% economic interest in the approximate $175 million consideration due to their 1% ownership interest in the entity that sold us these advisor entities. Accordingly, Mr. Miller and Mr. Bowers may be subject to certain conflicts of interest with regard to enforcing indemnification provisions contained in the Internalization agreement.

Our independent directors serve as directors and/or trustees of entities sponsored by our former advisor. Those relationships could affect their judgment with respect to enforcing the agreements we entered into in connection with the Internalization.

Three of our seven independent directors serve as directors and/or trustees of entities sponsored by our former external advisor. Donald S. Moss, one of our independent directors, is a director of Wells Timberland REIT, and W. Wayne Woody and William H. Keogler, Jr. are trustees of the Wells Family of Real Estate Funds, a REIT Index Mutual Fund. The relationship of these directors to entities sponsored by our former advisor could affect their judgment with respect to enforcing indemnification provisions of the Internalization agreement.

Risks Related to Our Organization and Structure

There is no public trading market for our common stock; therefore, it will be difficult for our stockholders to sell their shares.

There is no current public market for our common stock, as our common stock is not currently listed on a national securities exchange or quoted on The NASDAQ Stock Market, Inc. Stockholders may not sell their shares unless the purchaser meets the applicable suitability and minimum purchase requirements. Our charter also prohibits the ownership of more than 9.8% of our stock, unless exempted by our board of directors, which may inhibit investors from desiring to purchase large blocks of our shares. Moreover, our share redemption program includes numerous restrictions that limit a stockholder's ability to sell his or her shares to us and that limit the price at which such shares may be redeemed.

Our share redemption program divides the total pool of shares available for redemption by the type of request (ordinary, death, required minimum distribution). Once the allocation for a specific request is exhausted, the program limitations prohibit further redemptions of such request-type from occurring until the following calendar year (provided that the program is continued). No board action or 30 days' notice to stockholders is required once such program limitations are reached. Historically, the allocation of the share redemption pool to be used for ordinary requests has been exhausted before the end of each calendar year.

Our board of directors may also amend, suspend, or terminate our share redemption program at any time upon 30 days' notice and may suspend it without notice if the board is in possession of material, non-public information.

As a result of the limitations described above, it may be difficult for our stockholders to sell or redeem their shares promptly or at all. Due to the inherent volatility in the secondary markets, if a stockholder is able to sell his or her shares in such a market, it may be at a discount to the price he or she may have been able to receive in our share redemption program. It also is unlikely that our shares would be accepted as the primary collateral for a loan. Therefore, our shares of common stock should only be viewed as long-term investments due to the illiquid nature of our shares.

Our organizational documents contain provisions that may have an anti-takeover effect, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our common stock or otherwise benefit our stockholders.

Our charter and bylaws contain provisions that may have the effect of delaying, deferring, or preventing a change in control of our company or the removal of existing management and, as a result, could prevent our stockholders from being paid a premium for their common stock over the then-prevailing market price, or otherwise be in the best interest of our stockholders. These provisions include limitations on the ownership of our common stock, advance notice requirements for stockholder proposals, and our board of directors' power to reclassify shares of common stock and issue additional shares of common stock or preferred stock.

Our charter limits the number of shares a person may own, which may discourage a takeover that could result in a premium price for our common stock or otherwise benefit our stockholders.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT for federal income tax purposes. Unless exempted by our board of directors, no person may actually or constructively own more than 9.8% of our outstanding common stock, which may inhibit large investors from desiring to purchase our shares. This restriction may have the effect of delaying, deferring, or preventing a change in control, including an extraordinary transaction (such as a merger, tender offer, or sale of all or substantially all of our assets) that might provide a premium price for our common stock or otherwise be in the best interest of our stockholders.

Our board of directors can take many actions without stockholder approval.

Our board of directors has overall authority to oversee our operations and determine our major corporate policies. This authority includes significant flexibility. For example, our board of directors can do the following:

- within the limits provided in our charter, prevent the ownership, transfer, and/or accumulation of shares in order to protect our status as a REIT or for any other reason deemed to be in the best interest of us and our stockholders;
- extend the Liquidation Date required by our charter from July 30, 2009 to January 30, 2011;
- issue additional shares without obtaining stockholder approval, which could dilute the ownership of our then-current stockholders;
- amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series, without obtaining stockholder approval;
- classify or reclassify any unissued shares of our common stock or preferred stock and set the preferences, rights, and other terms of such classified or reclassified shares, without obtaining stockholder approval;
- employ and compensate affiliates;
- direct our resources toward investments that do not ultimately appreciate over time;
- change creditworthiness standards with respect to our tenants;
- change our investment or borrowing policies;

- determine that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT; and
- suspend, modify, or terminate the share redemption program and dividend reinvestment plan.

Any of these actions could increase our operating expenses, impact our ability to make distributions, or reduce the value of our assets without giving you, as a stockholder, the right to vote.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders, which may discourage a third party from acquiring us in a manner that could result in a premium price for our common stock or otherwise benefit our stockholders.

Our board of directors could, without stockholder approval, issue authorized but unissued shares of our common stock or preferred stock and amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. In addition, our board of directors could, without stockholder approval, classify or reclassify any unissued shares of our common stock or preferred stock and set the preferences, rights, and other terms of such classified or reclassified shares. Thus, our board of directors could authorize the issuance of preferred stock with terms and conditions that could have priority with respect to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock also could have the effect of delaying, deferring, or preventing a change in control, including an extraordinary transaction (such as a merger, tender offer, or sale of all or substantially all of our assets) that might provide a premium price for our common stock, or otherwise be in the best interest of our stockholders.

Our board of directors could adopt the limitations available under Maryland law on changes in control that could have the effect of preventing transactions in the best interest of our stockholders.

Certain provisions of Maryland law may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under certain circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder and thereafter would require the recommendation of our board of directors and impose special appraisal rights and special stockholder voting requirements on these combinations; and
- "control share" provisions that provide that "control shares" of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

Our board of directors has opted out of these provisions of Maryland law. As a result, these provisions will not apply to a business combination or control share acquisition involving our company. However, our board of directors may opt in to the business combination provisions and the control share provisions of Maryland law in the future.

Additionally, Title 3, Subtitle 8 of the Maryland General Corporation Law ("MGCL"), permits our board of directors, without stockholder approval and regardless of what is currently provided in our charter or our bylaws, to implement takeover defenses, some of which (for example, a classified board) we do not currently employ. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring, or preventing a change in control of our company under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-current market price.

Our charter, our bylaws, the limited partnership agreement of our operating partnership, and Maryland law also contain other provisions that may delay, defer, or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. In addition, the employment agreements with our named executive officers contain, and grants under our incentive plan also may contain, change-in-control provisions that might similarly have an anti-takeover effect, inhibit a change of our management, or inhibit in certain circumstances tender offers for our common stock or proxy contests to change our board.

Our rights and the rights of our stockholders to recover claims against our directors and officers are limited, which could reduce our recovery and our stockholders' recovery against them if they negligently cause us to incur losses.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith in a manner he or she reasonably believes to be in our best interest and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter eliminates our directors' and officers' liability to us and our stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property, or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter requires us to indemnify our directors and officers to the maximum extent permitted by Maryland law for liability actually incurred in connection with any proceeding to which they may be made, or threatened to be made, a party, except to the extent that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was either committed in bad faith or was the result of active and deliberate dishonesty, the director or officer actually received an improper personal benefit in money, property, or services, or, in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law, which could reduce our and our stockholders' recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our directors and officers (as well as by our employees and agents) in some cases.

If we are required to register as an investment company under the Investment Company Act of 1940 ("Investment Company Act"), the return to our stockholders would be reduced; if we become an unregistered investment company, we could not continue our business.

We are not registered as an investment company under the Investment Company Act, as amended. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

- limitations on capital structure;
- restrictions on specified investments;
- prohibitions on transactions with affiliates; and
- compliance with reporting, recordkeeping, voting, proxy disclosure, and other rules and regulations that would significantly increase our operating expenses.

In order to maintain our exemption from regulation under the Investment Company Act, we must engage primarily in the business of buying real estate. To maintain compliance with the Investment Company Act exemption, we may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forego opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our investment strategy. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Our stockholders are limited in their ability to sell their shares pursuant to our share redemption program.

Our current share redemption program, as approved by our board of directors, limits the amount of shares that may be redeemed in any given calendar year and the price at which such shares may be redeemed (which is now set at the lesser of the current dividend reinvestment price or the purchase price per share that the stockholder actually paid for the shares less the special capital distribution of $1.62 per share in June 2005 if received by the stockholder). Subject to funds being available, we currently limit the number of shares redeemed pursuant to our share redemption program as follows: (1) during any calendar year, we will not redeem in excess of 5.0% of the weighted-average number of shares outstanding during the prior calendar year; (2) in no event shall the life-to-date aggregate amount of redemptions under our share redemption program exceed aggregate life-to-date proceeds received from the sale of shares pursuant to our dividend reinvestment plan; and (3) effective for 2009, the total amount of capital which may be used to redeem shares in calendar year 2009 can not exceed $100.0 million, which approximates the estimated proceeds to be received from the dividend reinvestment plan during 2009. In addition, the board of directors may set aside and reserve an amount determined annually by the board of up to 30% of the funds available for redemption during each calendar year for (1) redemptions upon the death of a stockholder ("redemptions upon death"), and (2) redemptions for certain stockholders to satisfy required minimum distribution requirements as set forth under Sections 401(a)(9), 403(b)(10), 408(a)(6), 408(b)(3), and 408(A)(c)(5) of the Internal Revenue Code ("required minimum distribution redemptions"), which will have the effect of reducing the amount of funds otherwise available for other redemption requests. In addition, stockholders must have held their shares for a period of one year prior to submitting a redemption request. Finally, our board of directors may also amend, suspend, or terminate our share redemption program at any time upon 30 days' notice and may suspend it without notice if the board is in possession of material, non-public information. In addition, no board action or notice is required if the pool of available shares is exhausted in a given year. Therefore, our stockholders should not assume the price at which shares may be redeemed or that they will be able to sell all or any portion of their shares back to us pursuant to our share redemption program.

We may face additional risks and costs associated with directly managing properties occupied by government tenants.

We currently own ten properties where some or all of the tenants at such properties are federal government agencies. As such, lease agreements with these federal government agencies contain certain provisions required by federal law, which require, among other things, that the contractor (which is the lessor or the owner of the property), agree to comply with certain rules and regulations, including but not limited to, rules and regulations related to anti-kickback procedures, examination of records, audits and records, equal opportunity provisions, prohibition against segregated facilities, certain executive orders, subcontractor cost or pricing data, and certain provisions intending to assist small businesses. Through one of our wholly-owned subsidiaries, we directly manage properties with federal government agency tenants and, therefore, we are subject to additional risks associated with compliance with all such federal rules and regulations. In addition, there are certain additional requirements relating to the potential application of certain equal opportunity provisions and the related requirement to prepare written affirmative action plans applicable to government contractors and subcontractors. Some of the factors used to determine whether such requirements apply to a company that is affiliated with the actual government contractor, the legal entity that is the lessor under a lease with a federal government agency, include whether such company and the government contractor are under common ownership, have common management, and are under common control.

If the fiduciary of an employee pension benefit plan subject to the Employee Retirement Income Security Act ("ERISA") (such as a profit-sharing, Section 401(k), or pension plan) or any other retirement plan or account fails to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in our stock, the fiduciary could be subject to civil and criminal penalties.

There are special considerations that apply to a pension or profit-sharing trust or Individual Retirement Account ("IRA") investing in our shares. Fiduciaries investing the assets of a pension, profit-sharing, Section 401(k), or other qualified retirement plan, or the assets of an IRA, in our common stock should satisfy themselves that:

- the investment is consistent with their fiduciary obligations under ERISA and the Internal Revenue Code;
- the investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan's investment policy;
- the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Internal Revenue Code; and
- the investment will not impair the liquidity of the plan or IRA.

Our distributions to stockholders may change.

Distributions will be authorized and determined by our board of directors in its sole discretion from time to time and will depend upon a number of factors, including:

- cash available for distribution;
- our results of operations;
- our financial condition, especially in relation to our anticipated future capital needs of our properties;
- the level of reserves we establish for future capital expenditures;
- the distribution requirements for REITs under the Code;
- the level of distributions paid by comparable listed REITs;
- our operating expenses; and
- other factors our board of directors deems relevant.

We expect to continue to pay quarterly distributions to our stockholders. However, we bear all expenses incurred by our operations, and our funds generated by operations and the availability of funds from other sources, after deducting these expenses, may not be sufficient to cover desired levels of distributions to our stockholders. Consequently, we may not continue our historic level of distributions to stockholders, and our distribution levels may fluctuate.

Income Tax Risks

Our failure to qualify as a REIT could adversely affect our operations and our ability to make distributions.

We are owned and operated in a manner intended to qualify us as a REIT for U.S. federal income tax purposes; however, we do not have a ruling from the Internal Revenue Service ("IRS") as to our REIT status. In addition, we own all of the common stock of a subsidiary that has elected to be treated as a REIT, and if our subsidiary REIT were to fail to qualify as a REIT, it is possible that we also would fail to qualify as a REIT unless we (or the subsidiary REIT) could qualify for certain relief provisions. Our qualification and the qualification of our subsidiary REIT, as a REIT will depend on satisfaction, on an annual or quarterly basis, of numerous requirements set forth in highly technical and complex provisions of the Code for which there are only limited judicial or administrative interpretations. A determination as to whether such requirements are satisfied involves various factual matters and circumstances not entirely within our control. The fact that we hold substantially all of our assets through our operating partnership and its subsidiaries further complicates the application of the REIT requirements for us. No assurance can be given that we, or our subsidiary REIT, will qualify as a REIT for any particular year.

If we, or our subsidiary REIT, were to fail to qualify as a REIT in any taxable year for which a REIT election has been made, the non-qualifying REIT would not be allowed a deduction for dividends paid to its stockholders in computing our taxable income and would be subject to U.S. federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates. Moreover, unless the non-qualifying REIT were to obtain relief under certain statutory provisions, the non-qualifying REIT also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce our net earnings available for investment or distribution to our stockholders because of the additional tax liability to us for the years involved. As a result of such additional tax liability, we might need to borrow funds or liquidate certain investments on terms that may be disadvantageous to us in order to pay the applicable tax.

Even if we qualify as a REIT, we may incur certain tax liabilities that would reduce our cash flow and impair our ability to make distributions or to meet the annual distribution requirement for REITs.

To obtain the favorable tax treatment accorded to REITs, among other requirements, we normally will be required each year to distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and by excluding net capital gains. We will be subject to federal income tax on any undistributed taxable income and our net capital gain. If we fail to distribute during each calendar year at least the sum of (a) 85% of our ordinary income for such year, (b) 95% of our net capital gain income for such year, and (c) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (i) the amounts actually distributed by us, plus (ii) retained amounts on which we pay income tax at the corporate level. If we realize net income from foreclosure properties that we hold primarily for sale to customers in the ordinary course of business, we must pay tax thereon at the highest corporate income tax rate, and if we sell a property, other than foreclosure property, that we are determined to have held for sale to customers in the ordinary course of business, any gain realized would be subject to a 100% "prohibited transaction" tax. The determination as to whether or not a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. We cannot guarantee that sales of our properties would not be prohibited transactions unless we comply with certain safe-harbor provisions. The need to avoid prohibited transactions could cause us to forego or defer sales of facilities that might otherwise be in our best interest to sell.

We intend to make distributions to our stockholders to comply with the requirements of the Code for REITs and to minimize or eliminate our corporate tax obligations; however, differences between the recognition of taxable income and the actual receipt of cash could require us to sell assets or borrow funds on a short-term or long-term basis to meet the distribution requirements of the Code. Certain types of assets generate substantial mismatches between taxable income and available cash, such as real estate that has been financed through financing structures which require some or all of available cash flows to be used to service borrowings. As a result, the requirement to distribute a substantial portion of our taxable income could cause us to: (1) sell assets in adverse market conditions, (2) borrow on unfavorable terms, or (3) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures, or repayment of debt, in order to comply with REIT requirements. Any such actions could increase our costs and reduce the value of our common stock. Further, we may be required to make distributions to our stockholders when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with REIT qualification requirements may, therefore, hinder our ability to operate solely on the basis of maximizing profits.

In addition, we own interests in certain taxable REIT subsidiaries that are subject to federal income taxation and we and our subsidiaries may be subject to state and local taxes on our income or property.

We face possible adverse changes in tax laws including changes to state's treatment of REITs and their stockholders, which may result in an increase in our tax liability.

From time to time changes in state and local tax laws or regulations are enacted, including changes to a state's treatment of REITs and their stockholders, which may result in an increase in our tax liability. The shortfall in tax revenues for states and municipalities in recent years may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income. These increased tax costs could adversely affect our financial condition and results of operations and the amount of cash available for payment of dividends.

We may face additional risks by reason of the Internalization.

As a result of the Internalization, we acquired all of the business and assets of two existing C corporations which had previously performed advisory and management functions for us and others in a transaction in which we would have succeeded to the C corporation's earnings and profits. Under the Code, earnings and profits attributable to a C corporation must be distributed before the end of the REIT's tax year in order for the REIT to maintain its qualification as a REIT. Both of the existing C corporations acquired by the Internalization had earnings and profits; however, immediately prior to the consummation of the Internalization transaction, each such corporation distributed an amount represented to be equal to or in excess of its respective amount of earnings and profits. The amounts distributed were determined in reliance upon calculations of earnings and profits prepared by our former advisor based on management representations and financial information as to the operations of the two C corporations. If the IRS were to assert successfully that such calculations were inaccurate, resulting in one or both of the entities surviving the Internalization being deemed to have retained earnings and profits from non-REIT years, then we could be disqualified from being taxed as a REIT unless we were able to make a distribution of the re-determined amount of excess earnings and profits within 90 days of the final determination thereof. In order to make such a distribution, we might need to borrow funds or liquidate certain investments on terms that may be disadvantageous to us.

Moreover, due to the acquisition of certain property management contracts pursuant to the Internalization, a portion of the income derived from such contracts will not qualify for purposes of the 75% and 95% income tests required for qualification as a REIT. The IRS may assert also that a portion of the assets acquired pursuant to the Internalization transaction does not qualify for purposes of the assets tests required for qualification as a REIT. In this regard, we believe that neither the amounts of non-qualifying income nor the value of non-qualifying assets acquired, when added to our calculations of other non-qualifying income or assets, will be sufficient to cause us to fail to satisfy any of such tests required for REIT qualification. No assurance can be given, however, that the IRS will not successfully challenge our calculations of the amount of non-qualifying income earned by us or the value of non-qualifying assets held by us in any given year or that we will qualify as a REIT for any given year.

If the discounts made available to participants in our dividend reinvestment plan were deemed to be excessive, our ability to pay distributions to our stockholders and our status as a REIT could be adversely affected.

We are required to distribute to our stockholders each year at least 90% of our REIT taxable income in order to qualify for taxation as a REIT. In order for distributions to be treated as distributed for purposes of this test, we must be entitled to a deduction for dividends paid to our stockholders within the meaning of Section 561 of the Code with respect to such distributions. Under this Code section, we will be entitled to such deduction only with respect to dividends that are deemed to be non-preferential, i.e., pro rata amongst, and without preference to any of, our common stockholders. The IRS has issued a published ruling which provides that a discount in the purchase price of a REIT's newly-issued shares in excess of 5% of the stock's fair market value is an additional benefit to participating stockholders, which may result in a preferential dividend for purposes of the 90% distribution test. Our dividend reinvestment plan offers participants the opportunity to acquire newly-issued shares of our common stock at a discount intended to fall within the safe harbor for such discounts set forth in the ruling published by the IRS; however, the fair market value of our common stock prior to its listing on a national securities exchange has not been susceptible to a definitive determination. Accordingly, the IRS could take the position that the fair market value of our common stock was greater than the value determined by us for purposes of the dividend reinvestment plan, resulting in purchase price discounts greater than 5%. In such event, we may be deemed to have failed the 90% distribution test for REIT qualification status, and our status as a REIT could be terminated for the year in which such determination is made.

Distributions made by REITs do not qualify for the reduced tax rates that apply to certain other corporate distributions.

The maximum tax rate for distributions made by corporations to individuals is generally 15% (through 2010). Distributions made by REITs, however, generally continue to be taxed at the normal rate applicable to the individual recipient rather than the 15% preferential rate. The more favorable rates applicable to regular corporate distributions could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in non-REIT corporations that make distributions, which could adversely affect the value of the stock of REITs, including our common stock.

A recharacterization of transactions undertaken by our operating partnership may result in lost tax benefits or prohibited transactions, which would diminish cash distributions to our stockholders, or even cause us to lose REIT status.

The IRS could recharacterize transactions consummated by our operating partnership, which could result in the income realized on certain transactions being treated as gain realized from the sale of property that is held as inventory or otherwise held primarily for the sale to customers in the ordinary course of business. In such event, such gain would constitute income from a prohibited transaction and would be subject to a 100% tax. If this were to occur, our ability to make cash distributions to our stockholders would be adversely affected. Moreover, our operating partnership may purchase properties and lease them back to the sellers of such properties. While we will use our best efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a "true lease," thereby allowing us to be treated as the owner of the property for federal income tax purposes, we can give you no assurance that the IRS will not attempt to challenge such characterization. In the event that any such sale-leaseback transaction is challenged and recharacterized as a financing transaction or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so recharacterized, the amount of our REIT taxable income could be recalculated, which might cause us to fail to meet the distribution requirement for a taxable year. We also might fail to satisfy the REIT qualification asset tests or income tests and, consequently, lose our REIT status.

Even if we maintain our status as a REIT, we may be subject to U.S. federal income taxes or state taxes which would reduce our cash available for distribution to our stockholders. As noted, net income from a "prohibited transaction" is subject to a 100% tax. If we are not able to make sufficient distributions, we will be subject to excise tax. Further, we may decide to retain certain gains realized from the sale or other disposition of our property and pay income tax directly on such gains. In that event, our stockholders would be required to include such gains in income and would receive a corresponding credit for their share of taxes paid by us. We also may be subject to state and local taxes on our income or property, either directly or at the level of our operating partnership or at the level of the other companies through which we indirectly own our assets. In addition, any net taxable income earned directly by our TRS that we utilize to hold an interest in our operating partnership will be subject to U.S. federal and state corporate income tax. Any federal or state taxes we pay will reduce our cash available for distribution to our stockholders.

Legislative or regulatory action could adversely affect our stockholders.

In recent years, numerous legislative, judicial and administrative changes have been made to the federal income tax laws applicable to investments in REITs and similar entities. Additional changes to tax laws are likely to continue to occur in the future, and we cannot assure you that any such changes will not adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our common stock. You are urged to consult with your tax advisor with respect to the status of legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in common stock.

Risks Associated with Debt Financing

We have incurred and are likely to continue to incur mortgage and other indebtedness, which may increase our business risks.

As of December 31, 2008, we had total outstanding indebtedness of approximately $1.5 billion, of which $121.1 million is outstanding under our $500 Million Unsecured Facility. We are likely to incur additional indebtedness to acquire properties or other real estate-related investments, to fund property improvements, and other capital expenditures or for other corporate purposes, such as to repurchase shares of our common stock either through our existing share redemption program or through other liquidity programs that our board of directors may authorize if conditions warrant or to fund future distributions to our stockholders. Significant borrowings by us increase the risks of an investment in us. For example, if there is a shortfall between the cash flow from properties and the cash flow needed to service our indebtedness, then the amount available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. Although no such instances exist as of December 31, 2008, in those cases, we could lose the property securing the loan that is in default. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but we would not receive any cash proceeds. We may give full or partial guarantees to lenders of mortgage debt on behalf of the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages or other indebtedness contain cross-collateralization or cross-default provisions, a default on a single loan could affect multiple properties. If any of our properties are foreclosed on due to a default, our ability to pay cash distributions to our stockholders will be limited.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our net income, and the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the loans become due, or of being unable to refinance on favorable terms. If interest rates are higher when we refinance our properties, our income could be reduced. We may be unable to refinance properties. If any of these events occur, our cash flow could be reduced. This, in turn, could reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money.

Existing loan agreements contain, and future financing arrangements will likely contain, restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

We are subject to certain restrictions pursuant to the restrictive covenants of our outstanding indebtedness, which may affect our distribution and operating policies and our ability to incur additional debt. Loan documents evidencing our existing indebtedness contain, and loan documents entered into in the future, will likely contain certain operating covenants that limit our ability to further mortgage the property or discontinue insurance coverage. In addition, these agreements contain financial covenants, including certain coverage ratios and limitations on our ability to incur secured and unsecured debt, make dividend payments, sell all or substantially all of our assets, and engage in mergers and consolidations and certain acquisitions. Covenants under our existing indebtedness do, and under any future indebtedness likely will, restrict our ability to pursue certain business initiatives or certain acquisition transactions. In addition, failure to meet any of these covenants, including the financial coverage ratios, could cause an event of default under and/or accelerate some or all of our indebtedness, which would have a material adverse effect on us.

Increases in interest rates would increase the amount of our variable-rate debt payments and could limit our ability to pay dividends to our stockholders.

As of December 31, 2008, $121.1 million of our approximately $1.5 billion of indebtedness was subject to floating interest rates. Increases in interest rates will increase our interest costs associated with any draws that we may make on our $500 Million Unsecured Facility, which would reduce our cash flows and our ability to pay dividends to our stockholders. In addition, if we are required to repay existing debt during periods of higher interest rates, we may need to sell one or more of our investments in order to repay the debt, which might not permit realization of the maximum return on such investments.

Changes in the market environment could have adverse affects on our interest rate swap.

In conjunction with the closing of our $250 Million Unsecured Term Loan, we entered into an interest rate swap to effectively fix our exposure to variable interest rates under the loan. To the extent interest rates are higher than our fixed rate, we would realize cash savings as compared to other market participants. However, to the extent interest rates are below our fixed rate, we incur more expense than other similar market participants, which has an adverse affect on our cash flows as compared to other market participants.

Additionally, there is counterparty risk associated with entering into an interest rate swap. Should market conditions lead to insolvency or make a merger necessary for our counterparty, it is possible that the terms of our interest rate swap will not be honored in their current form with a new counterparty. The potential termination or renegotiation of the terms of the interest rate swap agreement as a result of changing counterparties through insolvency or merger could result in an adverse impact on our results of operations and cash flows.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There were no unresolved SEC staff comments as of December 31, 2008.

ITEM 2. PROPERTIES

Overview

As of December 31, 2008, we own interests in 84 properties. Of these properties, 73 are wholly owned; three properties are owned through consolidated joint ventures; and the remaining eight properties are owned through unconsolidated joint ventures with affiliates of our former advisor. The majority of our assets are commercial office buildings located in 22 states and the District of Columbia. As of December 31, 2008 and 2007, our wholly-owned properties were approximately 92% and 94% leased, respectively, with an average lease term remaining of approximately six years as of each period end. The decrease in occupancy in 2008, is primarily due to the acquisition of a newly constructed, unoccupied property in June 2008 totaling approximately 221,000 square feet. The average rental revenue of our properties as calculated for wholly-owned properties on a consolidated, accrual basis was $28.65 per owned square foot and $27.79 per owned square foot for the years ended December 31, 2008 and 2007, respectively.

Property Statistics

The tables below include statistics for properties that we own directly and through our consolidated joint ventures, but do not include our respective ownership interests in properties that we own through our unconsolidated joint ventures. The following table shows lease expirations of our portfolio as of December 31, 2008, during each of the next fifteen years and thereafter, assuming no exercise of renewal options or termination rights.

Year of Lease Expiration	Annualized Gross Rental Revenues[(1)] (in thousands)	Rentable Square Feet Expiring (in thousands)	Percentage of Annualized Gross Rental Revenues
Vacant	$ —	1,680	0%
2009	43,478	1,378	8%
2010	47,669	1,698	9%
2011	87,892	3,674	16%
2012	102,778	2,932	19%
2013	63,040	2,105	12%
2014	41,576	1,534	8%
2015	29,185	1,046	5%
2016	25,197	971	5%
2017	11,440	311	2%
2018	24,478	894	5%
2019	21,272	860	4%
2020	6,971	299	1%
2021	1,370	36	0%
2022	6,727	317	1%
Thereafter	31,216	1,277	5%
	$544,289	21,012	100%

(1) Annualized gross rental revenues are estimated by multiplying (i) contractual rental payments (defined as base plus operating expense, if payable to us by the tenant under the terms of the lease, but excluding rental abatements) for the month of December 31, 2008, by (ii) 12.

The following table shows the geographic diversification of our portfolio as of December 31, 2008.

Location	2008 Annualized Gross Rental Revenue[1] (in thousands)	Rentable Square Feet (in thousands)	Percentage of Annualized Gross Rental Revenue
Chicago	$137,350	4,882	25%
Washington, D.C.	101,892	3,038	19%
New York	88,663	3,283	16%
Los Angeles	34,472	1,133	6%
Minneapolis	31,242	1,227	6%
Dallas	23,171	1,275	4%
Boston	21,767	583	4%
Detroit	19,532	929	4%
Atlanta	16,860	607	3%
Philadelphia	15,565	761	3%
Houston	9,514	313	2%
Phoenix	8,868	567	2%
Nashville	5,946	312	1%
Austin	5,908	195	1%
Other*	23,539	1,907	4%
	$544,289	21,012	100%

* Not more than 1% is attributable to any individual geographic region.

(1) Annualized gross rental revenues are estimated by multiplying (i) contractual rental payments (defined as base plus operating expense, if payable to us by the tenant under the terms of the lease, but excluding rental abatements) for the month of December 31, 2008, by (ii) 12.

The following table shows the tenant industry diversification of our portfolio as of December 31, 2008.

Industry	2008 Annualized Gross Rental Revenues[(1)] (in thousands)	Rentable Square Feet (in thousands)	Percentage of 2008 Annualized Gross Rental Revenues
Governmental Agencies	$ 88,908	2,314	16%
Business Services	75,108	2,670	14%
Depository Institutions	49,086	1,885	9%
Insurance Carriers	36,799	1,491	7%
Communications	28,804	949	5%
Petroleum Refining & Related Industries	25,565	784	5%
Legal Services	24,845	788	5%
Chemicals and Allied Products	23,679	724	5%
Food & Kindred Products	18,371	482	3%
Nondepository Credit Institutions	17,567	804	3%
Engineering, Accounting Research, Management & Related Services	17,378	525	3%
Security & Commodity Brokers, Dealers, Exchanges & Services	12,733	510	2%
Electronic & Other Electrical Equipment, except Computer	12,491	598	2%
Educational Services	12,131	283	2%
Transportation Equipment	11,125	357	2%
Other*	89,699	5,848	17%
	$544,289	21,012	100%

* Not more than 2% is attributable to any individual tenant industry.

(1) Annualized gross rental revenues are estimated by multiplying (i) contractual rental payments (defined as base plus operating expense, if payable to us by the tenant under the terms of the lease, but excluding rental abatements) for the month of December 31, 2008, by (ii) 12.

The following table shows the tenant diversification of our portfolio as of December 31, 2008.

Location	2008 Annualized Gross Rental Revenues[1] (in thousands)	Percentage of 2008 Annualized Gross Rental Revenues
BP Corporation N.A.	$ 25,565	5%
NASA	22,790	4%
Leo Burnett Company	20,959	4%
State of New York	19,873	4%
Nestle	18,311	3%
U.S. Bancorp	17,311	3%
sanofi-aventis	17,070	3%
Kirkland & Ellis, LLP	15,775	3%
Independence Blue Cross	15,565	3%
Winston & Strawn	14,468	3%
Comptroller of the Currency	13,984	2%
Cingular Wireless[2]	10,700	2%
Zurich American	10,395	2%
DDB Needham	10,065	2%
Shaw Facilities	9,514	2%
Lockheed Martin	9,186	2%
National Park Service	8,960	2%
State Street Bank	8,694	2%
Department of Defense	7,426	1%
Arthur J. Gallagher	7,215	1%
Other*	260,463	47%
	$544,289	100%

* Not more than 1% is attributable to any individual tenant.

(1) Annualized gross rental revenues are estimated by multiplying (i) contractual rental payments (defined as base plus operating expense, if payable to us by the tenant under the terms of the lease, but excluding rental abatements) for the month of December 31, 2008, by (ii) 12.

(2) Cingular Wireless terminated its lease effective December 31, 2008.

Certain Restrictions Related to our Properties

Control of certain properties is limited to a certain extent because the properties are owned through joint ventures with affiliates of our former advisor or others not otherwise affiliated with our former advisor or us. In addition, certain of our properties are subject to ground leases and certain properties are held as collateral for debt. Refer to Schedule III listed in the index of Item 15(a) of this report, which details three properties subject to ground leases and 20 properties held as collateral for debt facilities as of December 31, 2008.

ITEM 3. LEGAL PROCEEDINGS

Assertion of Legal Action

***In Re Wells Real Estate Investment Trust, Inc. Securities Litigation, Civil Action No. 1:07-cv-00862-CAP* (Upon motions to dismiss filed by defendants, parts of all seven counts were dismissed by the court. Counts III through VII were dismissed in their entirety. A motion for class certification has been filed and the parties are engaged in discovery.)**

On March 12, 2007, a stockholder filed a purported class action and derivative complaint in the United States District Court for the District of Maryland against, among others, Piedmont, Piedmont's previous advisors, and the officers and directors of Piedmont prior to the closing of the Internalization. The complaint attempts to assert class action claims on behalf of those persons who received and were entitled to vote on the proxy statement filed with the SEC on February 26, 2007.

The complaint alleges, among other things, (i) that the consideration to be paid as part of the Internalization is excessive; (ii) violations of Section 14(a), including Rule 14a-9 thereunder, and Section 20(a) of the Exchange Act, based upon allegations that the proxy statement contains false and misleading statements or omits to state material facts; (iii) that the board of directors and the current and previous advisors breached their fiduciary duties to the class and to Piedmont; and (iv) that the proposed Internalization will unjustly enrich certain directors and officers of Piedmont.

The complaint seeks, among other things, (i) certification of the class action; (ii) a judgment declaring the proxy statement false and misleading; (iii) unspecified monetary damages; (iv) to nullify any stockholder approvals obtained during the proxy process; (v) to nullify the Internalization agreement; (vi) restitution for disgorgement of profits, benefits, and other compensation for wrongful conduct and fiduciary breaches; (vii) the nomination and election of new independent directors, and the retention of a new financial advisor to assess the advisability of Piedmont's strategic alternatives; and (viii) the payment of reasonable attorneys' fees and experts' fees.

On June 27, 2007, the plaintiff filed an amended complaint, which contains the same counts as the original complaint, described above, with amended factual allegations based primarily on events occurring subsequent to the original complaint and the addition of a Piedmont officer as an individual defendant.

On March 31, 2008, the court granted in part the defendants' motion to dismiss the amended complaint. The court dismissed five of the seven counts of the amended complaint in their entirety. The court dismissed the remaining two counts with the exception of allegations regarding the failure to disclose in Piedmont's proxy statement details of certain expressions of interest by a third party in acquiring Piedmont. On April 21, 2008, the plaintiff filed a second amended complaint, which alleges violations of the federal proxy rules based upon allegations that the proxy statement to obtain approval for Internalization omitted details of certain expressions of interest in acquiring Piedmont. The second amended complaint seeks, among other things, unspecified monetary damages, to nullify and rescind Internalization, and to cancel and rescind any stock issued to the defendants as consideration for Internalization. On May 12, 2008, the defendants answered the second amended complaint.

On June 23, 2008, the plaintiff filed a motion for class certification. On January 16, 2009, defendants filed their response to plaintiff's motion for class certification. The plaintiff filed its reply in support of its motion for class certification on February 19, 2009, and the motion is presently pending before the court. The parties are presently engaged in discovery.

Piedmont believes that the allegations contained in the complaint are without merit and will continue to vigorously defend this action. Due to the uncertainties inherent in the litigation process, it is not possible to predict the ultimate outcome of this matter at this time; however, as with any litigation, the risk of financial loss does exist.

***In Re Piedmont Office Realty Trust, Inc. Securities Litigation, Civil Action No. 1:07-cv-02660-CAP* (Defendants have filed a motion to dismiss the amended complaint.)**

On October 25, 2007, the same stockholder mentioned above filed a second purported class action in the United States District Court for the Northern District of Georgia against Piedmont and its board of directors. The complaint attempts to assert class action claims on behalf of (i) those persons who were entitled to tender their shares pursuant to the tender offer filed with the SEC by Lex-Win Acquisition LLC, a former stockholder, on May 25, 2007, and (ii) all persons who are entitled to vote on the proxy statement filed with the SEC on October 16, 2007.

The complaint alleges, among other things, violations of the federal securities laws, including Sections 14(a) and 14(e) of the Exchange Act and Rules 14a-9 and 14e-2(b) promulgated thereunder. In addition, the complaint alleges that defendants have also breached their fiduciary duties owed to the proposed classes.

On December 26, 2007, the plaintiff filed a motion seeking that the court designate it as lead plaintiff and its counsel as class lead counsel, which the court granted on May 2, 2008.

On May 19, 2008, the lead plaintiff filed an amended complaint which contains the same counts as the original complaint. On June 30, 2008, defendants filed a motion to dismiss the amended complaint. The court has not yet ruled on the motion to dismiss.

Piedmont believes that the allegations contained in the complaint are without merit and will continue to vigorously defend this action. Due to the uncertainties inherent in the litigation process, it is not possible to predict the ultimate outcome of this matter at this time; however, as with any litigation, the risk of financial loss does exist.

Donald and Donna Goldstein, Derivatively on behalf of Nominal Defendant Piedmont Office Realty Trust, Inc. v. Leo F. Wells, III, et al. **(Defendant's motion to dismiss granted on February 9, 2009.)**

On August 24, 2007, two stockholders of Piedmont filed a putative shareholder derivative complaint in the Superior Court of Fulton County, State of Georgia, on behalf of Piedmont against, among others, one of our previous advisors, and a number of our current and former officers and directors.

The complaint alleged, among other things, (i) that the consideration paid as part of the Internalization of our previous advisors was excessive; (ii) that the defendants breached their fiduciary duties to Piedmont; and (iii) that the Internalization transaction unjustly enriched the defendants.

The complaint sought, among other things, (i) a judgment declaring that the defendants have committed breaches of their fiduciary duties and were unjustly enriched at the expense of Piedmont; (ii) monetary damages equal to the amount by which Piedmont has been damaged by the defendants; (iii) an order awarding Piedmont restitution from the defendants and ordering disgorgement of all profits and benefits obtained by the defendants from their wrongful conduct and fiduciary breaches; (iv) an order directing the defendants to respond in good faith to offers which are in the best interest of Piedmont and its stockholders and to establish a committee of independent directors or an independent third party to evaluate strategic alternatives and potential offers for Piedmont, and to take steps to maximize Piedmont's and the stockholders' value; (v) an order directing the defendants to disclose all material information to Piedmont's stockholders with respect to the Internalization transaction and all offers to purchase Piedmont and to adopt and implement a procedure or process to obtain the highest possible price for the stockholders; (vi) an order rescinding, to the extent already implemented, the Internalization transaction; (vii) the establishment of a constructive trust upon any benefits improperly received by the defendants as a result of their wrongful conduct; and (viii) an award to the plaintiffs of costs and disbursements of the action, including reasonable attorneys' and experts' fees.

On March 13, 2008, the court granted the motion to dismiss this complaint. On April 11, 2008, the plaintiffs filed a notice to appeal the court's judgment granting the defendants' motion to dismiss. On February 9, 2009, the Georgia Court of Appeals issued an opinion affirming the Court's judgment granting the defendants' motion to dismiss. The time for plaintiffs to file a notice of intention to apply for certiorari in the Georgia Supreme Court or move for reconsideration has expired.

Other Legal Matters

We are from time to time a party to other legal proceedings, which arise in the ordinary course of its business. None of these ordinary course legal proceedings are reasonably likely to have a material adverse effect on results of operations or financial condition. We are not aware of any such legal proceedings contemplated by governmental authorities. In addition, no legal proceedings were terminated during the fourth quarter 2008.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our stockholders during the fourth quarter 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Overview

As of February 28, 2009, we had approximately 478.9 million shares of common stock outstanding held by a total of approximately 103,000 stockholders. The number of stockholders is based on the records of our registrar and transfer agent. Under our articles of incorporation, certain restrictions are imposed on the ownership and transfer of shares.

We prepare annual statements of estimated net asset value of our common stock to assist fiduciaries of retirement plans subject to annual reporting requirements of ERISA in the preparation of their reports relating to investments in our common stock. We recently performed a valuation of our properties as of December 31, 2008 for this purpose. As a result of this valuation, on March 10, 2009, our board determined that the estimated net asset value of our shares of common stock was $7.40 per share, based primarily on (1) the appraised value of our real estate assets as of December 31, 2008, and (2) consideration of the current value of our other assets and liabilities as of December 31, 2008.

This estimated net asset value per share is only an estimate, and is based upon a number of assumptions and estimates, which may not be accurate or complete. There were no liquidity discounts applied to this estimated valuation. Further, this should not be viewed as the amount a stockholder would receive in the event that we were to list our shares in the future, to liquidate our assets and distribute the proceeds from such transaction to our stockholders, or to complete a strategic transaction such as a sale of the company. An investment in shares of Piedmont is illiquid because there is no current public market for the shares and, therefore, it can be difficult to sell the shares. Please refer to the risk factor entitled "*There is no public trading market for our common stock; therefore, it will be difficult for our stockholders to sell their shares.*" in "Risk Factors" set forth in Item 1A. of this report. Further, real estate markets fluctuate, and real estate values can decline in the future. For these reasons, our stockholders should not assume that they will be able to obtain this estimated share value for their shares, either currently or at any time in the future.

Distributions

We intend to make distributions each taxable year (not including a return of capital for federal income tax purposes) equal to at least 90% of our taxable income. We intend to pay regular quarterly dividend distributions to our stockholders. Dividends will be made to those stockholders who are stockholders as of the dividend record dates.

Quarterly dividend distributions paid to our stockholders during the years ended December 31, 2008 and 2007 are presented below:

	2008					
	First	**Second**	**Third**	**Fourth**	**Total**	**% of Total Distribution**
Total cash distributed	**$70,761**	**$69,724**	**$69,229**	**$69,704**	**$279,418**	
Per-share investment income	**$0.0910**	**$0.0910**	**$0.0910**	**$0.0910**	**$ 0.3640**	**62%**
Per-share return of capital	**$0.0557**	**$0.0557**	**$0.0557**	**$0.0557**	**$ 0.2228**	**38%**
Per-share capital gains	**$0.0000**	**$0.0000**	**$0.0000**	**$0.0000**	**$ 0.0000**	**0%**
Total per-share distribution	**$0.1467**	**$0.1467**	**$0.1467**	**$0.1467**	**$ 0.5868**	**100%**

	2007					
	First	**Second**	**Third**	**Fourth**	**Total**	**% of Total Distribution**
Total cash distributed	$68,344	$70,972	$71,613	$72,267	$283,196	
Per-share investment income	$0.0815	$0.0815	$0.0815	$0.0815	$ 0.3260	56%
Per-share return of capital	$0.0534	$0.0534	$0.0534	$0.0534	$ 0.2136	36%
Per-share capital gains	$0.0118	$0.0118	$0.0118	$0.0118	$ 0.0472	8%
Total per-share distribution	$0.1467	$0.1467	$0.1467	$0.1467	$ 0.5868	100%

Securities Authorized for Issuance Under Equity Compensation Plans

Effective April 16, 2007, our board of directors suspended the Director Option Plan and the Director Warrant Plan. Outstanding awards will continue to be governed by the terms of those plans; however, all future awards will be made under the 2007 Omnibus Incentive Plan.

See also Item 11. "Executive Compensation" in Part III of this report for further discussion of awards granted under the 2007 Omnibus Incentive Plan.

Plan category	**Number of securities to be issued upon exercise of outstanding options, warrants, and rights**	**Weighted-average exercise price of outstanding options, warrants, and rights**	**Number of securities remaining available for future issuance under equity compensation plans**
Equity compensation plans approved by security holders	31,000[1]	$12.00	13,451,323
Equity compensation plans not approved by security holders	—	—	—
Total	**31,000**	**$12.00**	**13,451,323**

(1) Effective March 25, 2008, the Director Warrant Plan was terminated, and all outstanding warrants (3,619) were cancelled. Therefore, as of December 31, 2008, the only remaining exercisable instruments are director options at the amount listed above.

Redemptions of Common Stock

Our board of directors has adopted a share redemption program, as announced in December 1999 and as subsequently amended from time to time, which provides stockholders with the opportunity to have their shares redeemed after they have held them for a period of one year. On March 10, 2009, our board of directors amended the share redemption program. The amended and restated share redemption program provides that shares may be redeemed at a price equal to the lesser of (1) $7.03 per share, or (2) the purchase price per share that the stockholder actually paid less the special capital distribution of $1.62 per share in June 2005 if received by the stockholder. Redemptions under the program are currently limited as follows: (1) during any calendar year, we will not redeem in excess of 5.0% of the weighted-average number of shares outstanding during the prior calendar year; (2) in no event shall the life-to-date aggregate amount of redemptions under our share redemption program exceed life-to-date aggregate proceeds received from the sale of shares pursuant to our dividend reinvestment plan; and (3) effective for 2009, the total amount of capital which may be used to redeem shares in calendar 2009 can not exceed $100.0 million, which approximates the estimated proceeds to be received from the dividend reinvestment plan during 2009.

In addition, our board has determined that up to 30% of funds available for redemption will be reserved for redemptions upon death and required minimum distribution redemptions for calendar year 2009. Please refer to the risk factor entitled *"Our stockholders are limited in their ability to sell their shares pursuant to our share redemption program."* in "Risk Factors" set forth in Item 1A. of this report.

During the quarter ended December 31, 2008, we redeemed shares for death and required minimum distribution requests pursuant to our share redemption program (in thousands, except per-share data) as follows:

Month Ended	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares Available that May Yet Be Redeemed Under the Program
October 31, 2008	3,782	$8.38	451	$10,068
November 30, 2008	2,092	$8.38	250	$ 7,975
December 31, 2008	3,012	$8.38	359	$ 4,963(1)

(1) The maximum dollar amount remaining as of December 31, 2008 for redemptions pursuant to our share redemption program in future periods is approximately $112.9 million, as life-to-date redemptions may not exceed life-to-date proceeds received under our dividend reinvestment plan. However, due to additional program restrictions, the pool of shares available for all redemptions in each calendar year (including ordinary, redemptions upon death, and required minimum distribution redemptions) is recalculated each year. On November 12, 2008, the board of directors of Piedmont suspended all redemptions under the share redemption program effective January 1, 2009, until the new estimate of net asset value per share (as of December 31, 2008) was completed on March 10, 2009. Effective for calendar year 2009, the total amount of capital which may be used to redeem shares can not exceed $100.0 million, which approximates the estimated proceeds to be received from the dividend reinvestment plan during 2009.

ITEM 6. SELECTED FINANCIAL DATA

The following sets forth a summary of our selected financial data as of and for the years ended December 31, 2008, 2007, 2006, 2005, and 2004 (in thousands except for per-share data). Our selected financial data is prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), except as noted below.

	2008	2007	2006	2005	2004
Statement of Income Data[1]:					
Total revenues	**$ 621,965**	$ 593,249	$ 571,363	$ 559,818	$ 543,708
Property operating costs	**221,279**	212,178	197,511	187,230	173,649
Asset and property management fees—related-party and other	**2,026**	12,674	29,401	27,286	23,168
Depreciation and amortization	**161,795**	170,872	163,572	150,138	138,975
General and administrative expenses	**33,010**	29,116	18,446	17,941	18,003
Income from continuing operations[1]	**$ 131,304**	$ 112,062	$ 96,870	$ 131,766	$ 157,697
Cash Flows:					
Cash flows from operations	**$ 296,515**	$ 282,527	$ 278,948	$ 270,887	$ 328,753
Cash flows (used in) provided by investing activities	**$ (191,926)**	$ (71,157)	$ (188,400)	$ 691,690	$ (253,342)
Cash flows (used in) financing activities	**$ (149,272)**	$ (190,485)	$ (95,390)	$ (953,273)[3]	$ (89,009)
Dividends paid	**$ (279,418)**	$ (283,196)	$ (269,575)	$ (286,643)	$ (326,372)
Per-Share Data:					
Per weighted-average common share data:					
Income from continuing operations per share—basic	**$ 0.27**	$ 0.23	$ 0.21	$ 0.29	$ 0.34
Income from continuing operations per share—diluted	**$ 0.27**	$ 0.23	$ 0.21	$ 0.29	$ 0.34
Dividends declared	**$ 0.5868**	$ 0.5868	$ 0.5868	$ 0.6151	$ 0.7000
Weighted-average shares outstanding—basic	**478,757**	482, 093	461,693	466,285	466,061
Weighted-average shares outstanding—diluted	**479,167**	482,267	461,693	466,285	466,061
Balance Sheet Data (at period end):					
Total assets	**$4,557,330**	$4,579,746	$4,450,690	$4,398,350	$5,123,689
Total stockholders' equity	**$2,697,040**	$2,880,545	$2,850,697	$2,989,147	$3,699,600
Outstanding debt	**$1,523,625**	$1,301,530	$1,243,203	$1,036,312	$ 890,182
Outstanding long-term debt	**$1,523,625**	$1,267,099	$1,125,295	$1,012,654	$ 888,622
Obligations under capital leases	**—**	—	—	—	$ 64,500
Funds from Operations Data[2]:					
Net Income	**$ 131,314**	$ 133,610	$ 133,324	$ 329,135	$ 209,722
Add:					
Depreciation of real estate assets—wholly-owned properties	**99,366**	94,992	95,296	91,713	97,425
Depreciation of real estate assets—unconsolidated partnerships	**1,483**	1,440	1,449	1,544	2,918
Amortization of lease costs—wholly-owned properties	**62,050**	76,143	72,561	67,115	65,314
Amortization of lease costs—unconsolidated partnerships	**717**	1,089	1,103	1,232	1,242
Subtract:					
Gain on sale—wholly-owned properties	**—**	(20,680)	(27,922)	(177,678)	(11,489)
(Gain) loss on sale—unconsolidated partnerships	**—**	(1,129)	5	(11,941)	(1,842)
Funds from operations[2]	**$ 294,930**	$ 285,465	$ 275,816	$ 301,120[4]	$ 363,290

(1) Prior period amounts have been adjusted to conform with the current period presentation, including classifying revenues from sold properties as discontinued operations for all periods presented.

(2) Although net income calculated in accordance with generally accepted accounting principles ("GAAP") is the starting point for calculating FFO, FFO is a non-GAAP financial measure and should not be viewed as an alternative measurement of our operating performance to net income. We believe that FFO is a beneficial indicator of the performance of an equity REIT. Specifically, FFO calculations exclude factors such as depreciation and amortization of real estate assets and gains or losses from sales of operating real estate assets. As such factors can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates, FFO may provide a valuable comparison of operating performance between periods and with other REITs. Management believes that accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentation, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. We calculate FFO in accordance with the current National Association of Real Estate Investment Trusts ("NAREIT") definition. NAREIT currently defines FFO as net income (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization on real estate assets, and after the same adjustments for unconsolidated partnerships and joint ventures. However, other REITs may not define FFO in accordance with the NAREIT definition, or may interpret the current NAREIT definition differently than we do.

(3) Includes special distribution of net sales proceeds from the April 2005 27-property disposition of approximately $748.5 million.

(4) In April 2005, we disposed of 27 properties.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and notes thereto as of December 31, 2008 and 2007, and for the years ended December 31, 2008, 2007, and 2006 included elsewhere in this Annual Report on Form 10-K. See also "Cautionary Note Regarding Forward-Looking Statements" preceding Part I of this report and "Risk Factors" set forth in Item 1A. of this report.

Overview

We are a real estate investment company engaged in the investment and management of commercial real estate located throughout the United States. We operate as a real estate investment trust for federal income tax purposes.

Since our formation in 1997, we have completed four public offerings of common stock. Combined with our dividend reinvestment plan, these offerings have raised approximately $5.7 billion in total offering proceeds. The proceeds from these sales of common stock, net of offering costs and other expenses, were used primarily to fund the acquisition of real estate properties and certain capital expenditures identified at the time of acquisition. Our most recent public offering closed in July 2004. Accordingly, our only current sources of capital are (i) cash generated from operations, (ii) proceeds from the sale of shares issued under our dividend reinvestment plan, (iii) borrowings under our existing $500 Million Unsecured Facility, a newly obtained $250 Million Unsecured Term Loan and any other future debt facilities, and (iv) proceeds from selective dispositions.

As of December 31, 2008, we owned and operated 84 properties, directly or through joint ventures, which are located in 22 states and the District of Columbia. Our wholly-owned properties comprise approximately 21 million square feet, and as of December 31, 2008 and 2007, these properties were approximately 92% and 94% leased, respectively.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in our Form 10-K, other than historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as applicable by law. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue," or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the Securities and Exchange Commission. We make no representations or warranties (express or implied) about the accuracy of any such forward-looking statements contained in this Form 10-K, and we do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties, and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive, and market conditions, all of which are difficult or impossible to predict accurately. To the extent that our assumptions differ from actual results, our ability to meet such forward-looking statements, including our ability to generate positive cash flow from operations, provide dividends to stockholders, and maintain the value of our real estate properties, may be significantly hindered. Item 1A. sets forth certain risks and uncertainties which could cause actual results to differ materially from those presented in our forward-looking statements.

Liquidity and Capital Resources

As of December 31, 2008, Piedmont had outstanding borrowings of approximately $121.1 million under the $500 Million Unsecured Facility and outstanding letters of credit totaling approximately $10.4 million. As a result, we had approximately $368.5 million available for future borrowing under the $500 Million Unsecured Facility.

We intend to use cash flows generated from operation of our properties, proceeds from our dividend reinvestment plan, and proceeds from our $500 Million Unsecured Facility as our primary sources of immediate and long-term liquidity. In addition, we expect distributions from our existing unconsolidated joint ventures, the potential selective disposal of existing properties, and other financing opportunities afforded to us by our relatively low leverage and quality asset base to provide additional sources of funds.

We anticipate that our primary future capital requirements will include, but will not be limited to, making scheduled debt service payments, and funding renovations, expansions, and other significant capital improvements for our existing portfolio of properties. Over the next few years, we anticipate funding significant capital expenditures for the properties currently in our portfolio. These expenditures include specifically identified building improvement projects, as well as projected amounts for tenant improvements and leasing commissions related to projected re-leasing, which are subject to change as market and tenant conditions dictate.

In addition, we currently expect to use a substantial portion of our future net cash flows generated from operations to pay dividends, and up to $100.0 million of proceeds from the dividend reinvestment plan to fund redemptions pursuant to our share redemption program. Our board of directors will continue to monitor the terms under which the share redemption program operates and the extent of our capital that may be used for this program.

The amount of future dividends to be paid to our stockholders will continue to be largely dependent upon (i) the amount of cash generated from our operating activities, (ii) our expectations of future cash flows, (iii) our determination of near-term cash needs for acquisitions of new properties, debt repayments, existing or future share redemptions or purchases, (iv) the timing of significant releasing activities and the establishment of additional cash reserves for anticipated tenant improvements and general property capital improvements, and (v) our ability to continue to access additional sources of capital.

Our cash flows from operations depend significantly on market rents and the ability of our tenants to make rental payments. While we believe the diversity and high credit quality of our tenants helps mitigate the risk of a significant interruption of our cash flows from operations, a general economic downturn, such as the one we are currently experiencing, or downturn in one of our core markets, could adversely impact our operating cash flows. Our primary focus is to achieve the best possible long-term, risk-adjusted return for our company. As the economy has continued to deteriorate, while at the same time, a large percentage of our tenants are approaching their lease expirations, the capital requirements necessary for payment of leasing commissions, tenant concessions, and anticipated leasing expenditures to maintain our occupancy level have continued to increase. As a result, in order to (i) better reflect the intermediate term cash flow and earnings projections of the company, (ii) maintain sufficient liquidity to repay future borrowings and take advantage of potential opportunistic investments, and (iii) enhance the stability of our investment grade credit rating, we lowered the quarterly dividend to $0.1050 per share. Given the fluctuating nature of cash flows and expenditures, we still may periodically borrow funds on a short-term basis to pay dividends.

During the year ended December 31, 2008, we generated approximately $296.5 million of cash flows from operating activities, and approximately $366.3 million from combined net borrowing activities and the issuance of common stock pursuant to our dividend reinvestment plan. From such cash flows and cash on hand, we (i) paid dividends to stockholders of approximately $279.4 million; (ii) invested approximately $45.6 in mezzanine debt; (iii) funded capital expenditures, including the purchase of the Piedmont Pointe II Building, and deferred leasing costs totaling approximately $146.1 million; and (iv) redeemed approximately $234.0 million of common stock pursuant to our share redemption program and in privately negotiated transactions described in Note 11 to our accompanying consolidated financial statements.

Results of Operations

Overview

As of December 31, 2008, we owned interests in 84 buildings. Our wholly-owned buildings comprise approximately 21 million square feet of commercial office and industrial space, and are approximately 92% leased. Our income from continuing operations increased from 2007 to 2008 primarily due to re-leasing activity at certain of our larger properties, a full year's impact of being self-managed, as well as the timing of the recognition of other rental income and expense related to a significant lease termination at our Glenridge Highlands II Building in Atlanta, GA in the prior year. Our income from continuing operations increased from 2006 to 2007 primarily due to the accretive impact of the Internalization, and the inclusion of an impairment loss in 2006 results which did not recur in 2007. For the years ended December 31, 2008, 2007, and 2006, income from discontinued operations includes the results of operations related to two wholly-owned properties sold in 2007, and three wholly-owned properties sold in 2006.

Comparison of the year ended December 31, 2008 vs. the year ended December 31, 2007

The following table sets forth selected data from our consolidated statements of income for the years ended December 31, 2008 and 2007, respectively, as well as each balance as a percentage of the sum of rental income and tenant reimbursements for the years presented (dollars in millions):

	December 31, 2008	%	December 31, 2007	%	$ Increase (Decrease)
Revenue:					
Rental income	$455.2		$441.8		13.4
Tenant reimbursements	$150.3		$142.6		7.7
Total rental income and tenant reimbursements	$605.5	100%	$584.4	100%	21.1
Property management fee revenue	$ 3.2	1%	$ 2.0	0%	1.2
Other rental income	$ 13.3	2%	$ 6.8	1%	6.5
Expense:					
Property operating costs	$221.3	37%	$212.2	36%	9.1
Asset and property management fees (related-party and other)	$ 2.0	0%	$ 12.7	2%	(10.7)
Depreciation	$ 99.7	16%	$ 94.8	16%	4.9
Amortization	$ 62.1	10%	$ 76.1	13%	(14.0)
General and administrative expense	$ 33.0	5%	$ 29.1	5%	3.9
Other income (expense):					
Interest expense	$(74.8)	12%	$(63.9)	11%	10.9
Interest and other income	$ 3.7	1%	$ 4.6	1%	(0.9)
Equity in (loss) income of unconsolidated joint ventures	$ 0.3	0%	$ 3.8	1%	(3.5)
Loss on interest rate swap	$ (1.1)	0%	$ —	0%	1.1

Continuing Operations

Revenue

Rental income and tenant reimbursements increased from approximately $441.8 million and $142.6 million, respectively, for the year ended December 31, 2007 to approximately $455.2 million and $150.3 million, respectively, for the year ended December 31, 2008. The increase in rental income relates primarily to re-leasing activity at our existing properties, including a significant lease renewal at the 60 Broad Street Building. The increase in reimbursement revenue of approximately $7.7 million is attributable to an increase in recoverable property operating costs at certain of our properties of approximately $6.6 million, as well as increased tenant reimbursement revenue from newly acquired properties purchased subsequent to December 31, 2006 of approximately $0.9 million.

Property management fee revenue, which includes both fee revenue and salary reimbursements, increased approximately $1.2 million for the year ended December 31, 2008 as compared to the prior year, as a result of 2008 being the first year in which we have managed properties for third parties for the entire year, a service we began offering after the Internalization in April 2007. Such income may decrease in future periods in the event that the owner of these properties makes other arrangements for their management.

Other rental income increased approximately $6.5 million for the year ended December 31, 2008 as compared to the prior year. Unlike the majority of our rental income, which is recognized ratably over long-term contracts, other rental income consists primarily of lease termination fee income in both years and is recognized once we have completed our obligation to provide space to the tenant, regardless of the date we actually receive the payment of the fee. Other rental income for 2007 relates primarily to leases terminated at the 1111 Durham Avenue Building, the Nestle Building, and the Rhein Building. Other rental income for 2008 relates primarily to leases terminated at the Glenridge Highlands II Building (approximately $3.7 million), at the 90 Central Street Building (approximately $3.3 million), at the 3750 Brookside Parkway Building (approximately $0.4 million), and at the 6031 Connection Drive Building (approximately $4.9 million).

Expense

Property operating costs increased approximately $9.1 million for the year ended December 31, 2008, as compared to the prior year. This increase is primarily the result of increases in reimbursable tenant expenses at certain of our properties of approximately $4.4 million, a majority of which relates to property taxes, utilities, repair and maintenance, and allocated administrative salaries, which are noted above as being reimbursed by tenants pursuant to their respective leases. Additionally, properties we acquired subsequent to December 31, 2006 contributed an incremental amount of approximately $1.8 million during the current period. Finally, our primary tenant at the 1111 Durham Avenue Building converted from a "net" lease to a "full service" lease effective for the current year; therefore we became responsible for additional expenses during 2008 of approximately $1.8 million.

Asset and property management fees decreased approximately $10.7 million for the year ended December 31, 2008, as compared to the prior year, primarily due to the fact that we are no longer subject to certain related-party service contracts as a result of the Internalization transaction, which took place on April 16, 2007, as well as continuing to increase the number of assets we managed for ourselves during the current year.

Depreciation expense increased approximately $4.9 million for the year ended December 31, 2008, as compared to the prior year. Of this increase, approximately $2.4 million is the result of three properties (2300 Cabot Drive, Piedmont Pointe I and II) we acquired subsequent to December 31, 2006. Further, building improvements at the Aon Center Building, as well as accelerated depreciation as a result of a tenant's lease termination, contributed approximately $1.3 million of new depreciation expense as compared to the prior period. We expect future depreciation expense to increase as a result of recognizing expense on the Piedmont Pointe II Building acquired in 2008 for a full period in 2009.

Amortization expense decreased approximately $14.0 million for the year ended December 31, 2008, as compared to the prior year. The decrease is primarily due to intangible lease assets which have become fully amortized subsequent to December 31, 2007, principally at the Copper Ridge Center Building, the 60 Broad Street Building, the 3100 Clarendon Building, and the Las Colinas Corporate Center II Building. Additionally, in the prior year, we recognized higher charges to amortization in order to adjust intangible lease assets and deferred lease costs associated with lease terminations and restructurings to their net realizable value. The largest of these charges related to a lease termination at the Glenridge Highlands II Building.

General and administrative expenses increased approximately $3.9 million for the year ended December 31, 2008, as compared to the prior year. Of this increase, approximately $2.5 million is related to employee salary and benefit costs as a result of being self-managed during the entire year ended December 31, 2008 as compared to being externally managed in the prior year from January 1, 2007 to April 16, 2007, the date of the Internalization. Additionally, we recognized approximately $1.3 million of recoveries in 2007 of previously recorded bad debt reserves which were deemed to be recoverable.

Other Income (Expense)

Interest expense increased approximately $10.9 million for the year ended December 31, 2008, as compared to the prior year, as a result of net borrowings on our $500 Million Unsecured Facility, as well as a result of borrowings on our $250 Million Unsecured Term Loan.

Interest and other income decreased approximately $0.9 million for the year ended December 31, 2008, as compared to the prior year. This decrease relates primarily to a decrease in depository interest rates, as well as a one-time reimbursement received during the prior year from our former advisor for a $1.3 million property management termination expense (included in asset and property management fees). Such decrease was partially offset by income recognized as a result of our investment in mezzanine debt in the current year. The level of interest income in future periods will be primarily dependent upon the amount of operating cash on hand, as well as income earned on our investment in mezzanine debt, which fluctuates according to interest rate changes.

Equity in income of unconsolidated joint ventures decreased approximately $3.5 million during the year ended December 31, 2008, as compared to the prior year, primarily as a result of recognizing approximately $2.1 million of impairment loss during the current year, our portion of the impairment charge recorded at the 20/20 Building in suburban Kansas City, KS, which is owned through Fund XI-XII-REIT Joint Venture. Additionally, the prior year amounts include approximately $1.1 million for our portion of the gain on sale recognized for the 111 South Chase Boulevard Building in May 2007. We expect equity in income of unconsolidated joint ventures to fluctuate in the near term based on the timing and extent to which dispositions occur as our unconsolidated joint ventures approach their stated dissolution periods.

Loss on interest rate swap is comprised solely of the difference between the contractual, variable interest rate on our $250 Million Unsecured Term Loan, and the fixed interest charges associated with the interest rate swap agreement we entered into in June 2008 in conjunction with the loan. We entered into the interest rate swap agreement to hedge the variability in expected future cash flows. Because overall variable rates were lower than our fixed rate as stated in the interest rate swap agreement, we recognized approximately $1.1 million of charges in conjunction with the swap agreement for the current year. The interest rate swap was consummated at the closing of the $250 Million Unsecured Term Loan in June 2008, and as such there is no comparable amount in our results for the year ended December 31, 2007.

Income from continuing operations per share on a fully diluted basis increased from $0.23 per share for the year ended December 31, 2007 to $0.27 per share for the year ended December 31, 2008 primarily as a result of the positive effects of the Internalization in reducing asset and property management fees, re-leasing activity at certain of our properties, as well as the timing of recognition of other rental income and lease termination expense related to lease terminations or restructurings during the current and prior year. These increases in income from continuing operations per share were partially offset by increased interest expense and an impairment charge at one of our unconsolidated joint ventures in the current period.

Discontinued Operations

In accordance with SFAS 144, we have classified the operations of properties held for sale and sold as discontinued operations for all periods presented. Income from discontinued operations was approximately $10,000 and approximately $21.5 million for the years ended December 31, 2008 and 2007, respectively. These amounts consist of operations, including the gain on the sale, of the Citigroup Fort Mill Building and the Videojet Technology Building, which were both sold in March 2007. We do not expect that income from discontinued operations will be comparable to future periods; as such income is subject to the timing and existence of future property dispositions.

Comparison of the year ended December 31, 2007 vs. the year ended December 31, 2006

The following table sets forth selected data from our consolidated statements of income for the years ended December 31, 2007 and 2006, respectively, as well as each balance as a percentage of the sum of rental income and tenant reimbursements for the years presented (dollars in millions):

	December 31, 2007	%	December 31, 2006	%	$ Increase (Decrease)
Revenue:					
Rental income	$441.8		$430.9		10.9
Tenant reimbursements	$142.6		$130.9		11.7
Total rental income and tenant reimbursements	$584.4	100%	$561.8	100%	22.6
Property management fee revenue	$ 2.0	0%	$ —	0%	2.0
Other rental income	$ 6.8	1%	$ 9.6	2%	(2.8)
Expense:					
Property operating costs	$212.2	36%	$197.5	35%	14.7
Asset and property management fees (related-party and other)	$ 12.7	2%	$ 29.4	5%	(16.7)
Depreciation	$ 94.8	16%	$ 92.4	16%	2.4
Amortization	$ 76.1	13%	$ 71.2	13%	4.9
Casualty and impairment losses	—	0%	$ 7.8	1%	(7.8)
General and administrative expense	$ 29.1	5%	$ 18.4	3%	10.7
Other income (expense):					
Interest expense	$(63.9)	11%	$(61.3)	11%	2.6
Interest and other income	$ 4.6	1%	$ 2.5	0%	2.1
Equity in (loss) income of unconsolidated joint ventures	$ 3.8	1%	$ 2.2	0%	1.6

Continuing Operations

Revenue

Rental income and tenant reimbursements increased from approximately $430.9 million and $130.9 million, respectively, for the year ended December 31, 2006 to approximately $441.8 million and $142.6 million, respectively, for the year ended December 31, 2007. The increase in rental income and tenant reimbursements of approximately $10.9 and $11.7 million, respectively, for the year ended December 31, 2007 as compared to the prior year is primarily due to a full year's operations of properties acquired in the latter half of 2006, offset by accelerated straight line rent recognition related to Cingular's exercise of an early termination option in 2007.

Property management fee revenue, which includes both fee revenue and salary reimbursements, was approximately $2.0 million for the year ended December 31, 2007, as a result of our managing properties owned by third parties. We had no such property management fee revenue in 2006. Such income may decrease in future periods in the event that the owner of these properties makes other arrangements for their management.

Other rental income decreased approximately $2.8 million for the year ended December 31, 2007 as compared to the prior year. The decrease is primarily comprised of income recognized for lease terminations and restructurings. Unlike the majority of our rental income, which is recognized ratably over long-term contracts, other rental income is recognized once we have completed our obligation to provide space to the tenant. Other rental income for 2006 relates primarily to leases terminated at the 6011 Connection Drive Building, the Crescent Ridge II Building, and the 3750 Brookside Parkway Building. Other rental income for 2007 relates primarily to leases terminated at the 1111 Durham Avenue Building, the Nestle Building, and the Rhein Building.

Expense

Property operating costs increased approximately $14.7 million for the year ended December 31, 2007, as compared to the prior year, primarily due to increases in certain reimbursable expenses, including utilities, property taxes, and tenant-requested services, and additional costs related to properties acquired during those periods.

Asset and property management fees decreased approximately $16.7 million for the year ended December 31, 2007, as compared to the prior year, primarily due to the fact that we are no longer subject to certain related-party service contracts as a result of the Internalization transaction, which took place on April 16, 2007.

Depreciation expense increased approximately $2.4 million for the year ended December 31, 2007, as compared to the prior year, primarily due to incurring additional depreciation for properties acquired and placed into service during those periods.

Amortization expense increased approximately $4.9 million for the year ended December 31, 2007, as compared to the prior year. The increase is primarily due to higher charges to amortization during the current year in order to adjust intangible lease assets and deferred lease costs associated with lease terminations and restructurings to their net realizable value. The largest of these charges related to a lease termination at the Glenridge Highlands II Building (mentioned above). Future amortization related to terminations and restructurings will be dependent upon the volume and terms of such future transactions.

During the year ended December 31, 2006, we recognized an impairment loss of approximately $7.8 million to reduce the carrying value of the 5000 Corporate Court Building to its estimated fair value. (See Note 6 of our accompanying consolidated financial statements). We recorded no such impairment charges in 2007.

General and administrative expenses increased approximately $10.7 million for the year ended December 31, 2007, as compared to the prior year. Substantially all of the increase is related to personnel, legal, and professional costs associated with the Internalization transaction. Prior to Internalization, we had no employees. On April 16, 2007, we terminated our external advisory agreements and acquired our own staff and internal management. We had 98 employees as of December 31, 2007 and personnel costs totaling approximately $11.0 million for the period from Internalization through year-end. General and administrative costs also included non-salary costs such as legal fees and other professional fees related to tender offer responses, derivative claim litigation, preliminary offering costs, and communications regarding our corporate name change.

Other Income (Expense)

Interest expense increased approximately $2.6 million for the year ended December 31, 2007, as compared to the prior year, primarily due to increases in the average amount of borrowings outstanding during 2007, as compared to 2006.

Interest and other income increased approximately $2.1 million for the year ended December 31, 2007, as compared to the prior year. This increase relates primarily to a reimbursement received from our former advisor for a $1.3 million property management termination expense, which was included in asset and property management fees in 2007.

Equity in income of unconsolidated joint ventures increased approximately $1.6 million during the year ended December 31, 2007, as compared to the prior year, primarily as a result of the gain on the sale of the 111 Southchase Boulevard Building owned by one of our unconsolidated joint ventures.

Income from continuing operations per share on a fully diluted basis increased from $0.21 per share for the year ended December 31, 2006 to $0.23 per share for the year ended December 31, 2007. The increase is mainly due to the positive effects of the Internalization, an increase in operating income generated through acquisitions during the second half of 2006 and in 2007, and the lack of an additional impairment charge recognized in 2007 as compared to prior year.

Discontinued Operations

In accordance with Statement of Financial Accounting Standard No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), we have classified the operations of properties sold as discontinued operations for all periods presented. Income from discontinued operations was approximately $36.5 million and $21.5 million for the years ended December 31, 2006 and 2007, respectively. These amounts consist of operations in 2006 from five of our properties, the IRS Daycare Building, the Northrop Grumman Building, the Frank Russell Building, the Citigroup Fort Mill Building, and the Videojet Technology Building, whereas 2007 operations consist of operations from two of our properties, the Citigroup Fort Mill Building and the Videojet Technology Building. Income from discontinued operations for the year ended December 31, 2007 includes the gain on the sale of the Citigroup Fort Mill Building and the Videojet Technology Building, which were both sold in March 2007. The net proceeds from these sales were used to retire the mortgage note secured by the 1075 West Entrance Building and a portion of borrowings outstanding under our lines of credit. We do not expect that income from discontinued operations will be comparable to future periods, as such income is subject to the timing and existence of future property dispositions.

Funds From Operations

FFO is a non-GAAP financial measure and should not be viewed as an alternative measurement of our operating performance to net income. We believe that FFO is a beneficial indicator of the performance of an equity REIT. Specifically, FFO calculations may be helpful to investors as a starting point in measuring our operating performance, because they exclude factors that do not relate to, or are not indicative of, our operating performance, such as depreciation and amortization of real estate assets and gains or losses from sales of operating real estate assets. As such factors can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates, FFO may provide a valuable comparison of operating performance between periods and with other REITs.

Management believes that accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentation, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. We calculate FFO in accordance with the current NAREIT definition, which defines FFO as net income (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization on real estate assets, and after the same adjustments for unconsolidated partnerships and joint ventures. However, other REITs may not define FFO in accordance with the NAREIT definition, or may interpret the current NAREIT definition differently than we do; therefore, our computation of FFO may not be comparable to such other REITs.

As presented below, FFO is adjusted to exclude the impact of certain noncash items, such as depreciation, amortization, and gains on the sale of real estate assets. However, FFO is not adjusted to exclude the impact of impairment losses or certain other noncash charges to earnings. Reconciliations of net income to FFO are presented below (in thousands):

	2008	Per share*	2007	Per share*	2006	Per share*
Net income	**$131,314**	**$ .27**	$133,610	$ .28	$133,324	$ .29
Add:						
Depreciation of real assets—wholly-owned properties	**99,366**	**.21**	94,992	.20	95,296	.21
Depreciation of real assets—unconsolidated partnerships	**1,483**	**—**	1,440	—	1,449	—
Amortization of lease-related costs—wholly-owned properties	**62,050**	**.14**	76,143	.16	72,561	.16
Amortization of lease-related costs—unconsolidated partnerships	**717**	**—**	1,089	—	1,103	—
Subtract:						
Gain on sale—wholly-owned properties	**—**	**—**	(20,680)	(.05)	(27,922)	(.06)
(Gain) loss on sale—unconsolidated partnerships	**—**	**—**	(1,129)	—	5	—
FFO	**$294,930**	**$ .62**	$285,465	$ .59	$275,816	$ .60
Weighted-average shares outstanding—diluted	**479,167**		482,267		461,693	

* Based on weighted-average shares outstanding—diluted.

Set forth below is additional information related to certain significant cash and noncash items included in or excluded from net income above, which may be helpful in assessing our operating results. In addition, cash flows generated from FFO may be used to fund all or a portion of certain capitalizable items that are excluded from FFO, such as capitalized interest, tenant improvements, building improvements, and deferred lease costs. Please see our accompanying consolidated statements of cash flows for details of our operating, investing, and financing cash activities.

Noncash Items included in Net Income

- In accordance with the definition provided by NAREIT, nonrecurring charges not classified as extraordinary items such as impairment losses are included in the calculation of FFO. As such, we recognized impairment losses of $2.1 million (related to the 20/20 Building, owned through investment in Fund XI-XII-REIT Joint Venture), $0, and $7.6 million (related to the 5000 Corporate Court Building) during the years ended December 31, 2008, 2007, and 2006 respectively;
- In accordance with GAAP, we recognized straight-line rental revenue and adjustments to straight-line receivables as a result of lease terminations of approximately $1.2 million, $7.8 million, and $12.2 million for the years ended December 31, 2008, 2007, and 2006, respectively;
- Amortization of deferred financing costs of approximately $2.5 million, $2.1 million, and $1.8 million was recognized as interest expense for the years ended December 31, 2008, 2007, and 2006, respectively;
- A loss on extinguishment of debt of approximately $164,000 was recognized for the year ended December 31, 2007;
- Amortization of above-market/below-market in-place leases and lease incentives were recorded as net increases/(decreases) to revenues in the accompanying consolidated statements of income of approximately $3.2 million, $(0.5) million, and $1.6 million for the years ended December 31, 2008, 2007, and 2006, respectively;

- The noncash portion of compensation expense related to shares issued under the 2007 Omnibus Incentive Plan recorded as general and administrative expense in the accompanying consolidated statements of income totaled approximately $3.8 million and $3.7 million for the years ended December 31, 2008 and 2007, respectively; and
- The noncash portion of interest income related to the amortization of discounts associated with the investment in mezzanine debt recorded as interest and other income in the accompanying consolidated statements of income totaled approximately $0.8 million for the year ended December 31, 2008.

Cash Item Excluded from Net Income:

- Master lease payments under various lease arrangements are not reflected in our net income. Such payments of approximately $1.0 million were received for the year ended December 31, 2006 related to a property acquired during the first quarter 2006. No master lease proceeds or agreements existed during calendar year 2008 or 2007. Master lease proceeds are recorded as an adjustment to the basis of real estate assets during the period acquired and, accordingly, are not included in net income or FFO. We consider master lease proceeds when determining cash available for dividends to our stockholders.

Election as a REIT

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and have operated as such beginning with our taxable year ended December 31, 1998. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our adjusted REIT taxable income, computed without regard to the dividends-paid deduction and by excluding net capital gains attributable to our stockholders, as defined by the Code. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we may be subject to federal income taxes on our taxable income for that year and for the four years following the year during which qualification is lost and/or penalties, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to continue to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes. We have elected to treat Piedmont Office Holdings, Inc. ("Piedmont Sub"), a wholly-owned subsidiary of Piedmont, as a taxable REIT subsidiary. We may perform non-customary services for tenants of buildings that we own, including any real estate or non-real estate related-services; however, any earnings related to such services performed by our taxable REIT subsidiary are subject to federal and state income taxes. In addition, for us to continue to qualify as a REIT, our investments in taxable REIT subsidiaries cannot exceed 25% of the value of our total assets. Except for holding 20,000 limited partnership units in Piedmont OP, our operating partnership, Piedmont Sub, had no operations for the twelve months ended December 31, 2008.

No provision for federal income taxes has been made in our accompanying consolidated financial statements, as we had no operations subject to such treatment, and we made distributions in excess of taxable income for the periods presented. We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying consolidated financial statements.

Inflation

We are exposed to inflation risk, as income from long-term leases is the primary source of our cash flows from operations. There are provisions in the majority of our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include rent steps, reimbursement billings for operating expense pass-through charges, real estate tax, and insurance reimbursements on a per square-foot basis, or in some cases, annual reimbursement of operating expenses above certain per square-foot allowance. However, due to the long-term nature of the leases, the leases may not readjust their reimbursement rates frequently enough to fully cover inflation.

Application of Critical Accounting Policies

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus, resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

The critical accounting policies outlined below have been discussed with members of the audit committee of the board of directors.

Investment in Real Estate Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net income. The estimated useful lives of our assets by class are as follows:

Buildings	40 years
Building improvements	5-25 years
Land improvements	20-25 years
Tenant improvements	Shorter of economic life or lease term
Intangible lease assets	Lease term

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, we allocate the purchase price of properties to acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, based in each case on their estimated fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and building based on management's determination of the relative fair value of these assets. We determine the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by us in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, we include real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

The fair values of above-market and below-market in-place leases are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

The fair values of in-place leases include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on our consideration of current market costs to execute a similar lease. These direct costs are included in deferred lease costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Customer relationships are valued based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. These lease intangibles are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

Estimating the fair values of the tangible and intangible assets requires us to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property is held for investment. The use of inappropriate estimates would result in an incorrect assessment of our purchase price allocations, which would impact the amount of our reported net income.

Valuation of Real Estate Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets, both operating properties and properties under construction, in which we have an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When indicators of potential impairment are present for wholly-owned properties, which indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, we assess the recoverability of these assets by determining whether the carrying value will be recovered from the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we adjust the real estate and related intangible assets to the fair value and recognize an impairment loss. For our investments in unconsolidated joint ventures, we assess the fair value of our investment, as compared to our carrying amount. If we determine that the carrying value is greater than the fair value at any measurement date, we must also determine if such a difference is temporary in nature. Value fluctuations which are "other than temporary" in nature are then adjusted to the fair value amount.

Projections of expected future cash flows require that we estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property's fair value and, therefore, could result in the misstatement of the carrying value of our real estate and related intangible assets and our net income. We have determined that there has been no material impairment in the carrying value of our wholly-owned real estate assets in 2008. However, we did record our proportionate share of a charge taken on a building (the 20/20 Building) owned through an unconsolidated joint venture which was deemed "other than temporary" in nature during the third quarter 2008. See Note 6 to our accompanying consolidated financial statements for further detail.

Goodwill

We account for our goodwill in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). Goodwill is the excess of cost of an acquired entity over the amounts specifically assigned to assets acquired and liabilities assumed in purchase accounting for business combinations. We test the carrying value of our goodwill for impairment on an annual basis. The carrying value will be tested for impairment between annual impairment tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. An impairment loss may be recognized when the carrying amount of the acquired net assets exceeds the estimated fair value of those assets.

Investment in Variable Interest Entities

FIN 46R, a modification of FIN No. 46, *Consolidation of Variable Interest Entities*, clarified the methodology for determining whether an entity is a Variable Interest Entity ("VIE") and the methodology for assessing who is the primary beneficiary of a VIE. VIEs are defined as entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. If an entity is determined to be a VIE, it must be consolidated by the primary beneficiary. The primary beneficiary is the enterprise that absorbs the majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both. Generally, expected losses and expected residual returns are the anticipated negative and positive variability, respectively, in the fair value of the VIE's net assets.

When we make an investment, we assess whether the investment represents a variable interest in a VIE and, if so, whether it is the primary beneficiary of the VIE. These analyses require considerable judgment in determining the primary beneficiary of a VIE since they involve subjective probability weighting of various cash flow scenarios. Incorrect assumptions or estimates of future cash flows may result in an inaccurate determination of the primary beneficiary. The result could be the consolidation of an entity acquired or formed in the future that would otherwise not have been consolidated or the non-consolidation of such an entity that would otherwise have been consolidated.

We evaluate each investment to determine whether it represents variable interests in a VIE. Further, we evaluate the sufficiency of the entities' equity investment at risk to absorb expected losses, and whether as a group, the equity has the characteristics of a controlling financial interest.

Interest Rate Swap

When we enter into an interest rate swap agreement to hedge our exposure to changing interest rates on our variable rate debt instruments, as required by Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), we record all derivatives on the balance sheet at fair value. We reassess the effectiveness of our derivatives designated as cash flow hedges on a regular basis to determine if they continue to be highly effective and also to determine if the forecasted transactions remain highly probable. The changes in fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income ("OCI"), and the amounts in OCI will be reclassified to earnings when the hedged transactions occur. Changes in the fair values of derivatives designated as cash flow hedges that do not qualify for hedge accounting treatment are recorded as gain/(loss) on interest rate swap in the consolidated statements of income in the current period. The fair value of the interest rate swap agreement is recorded as prepaid expenses and other assets or as interest rate swap liability in the accompanying consolidated balance sheets. Amounts received or paid under interest rate swap agreements are also recorded as gain/(loss) on interest rate swap in the consolidated income statements as incurred. Currently, we do not use derivatives for trading or speculative purposes and do not have any derivatives that are not designated as cash flow hedges.

Related-Party Transactions and Agreements

For the period from January 1, 2006 through the closing of the Internalization transaction on April 16, 2007, Piedmont was a party to and incurred expenses under agreements with Piedmont's former external advisor and its affiliates, whereby we paid certain fees or reimbursements for asset advisory fees, acquisition and advisory fees, sales commissions, dealer-manager fees, and reimbursement of operating costs. See Note 16 of our accompanying consolidated financial statements included herein for a discussion of the various related-party transactions, agreements, and fees.

Contractual Obligations

Our contractual obligations as of December 31, 2008 are as follows (in thousands):

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt[1]	$1,523,625	$ —	$371,100	$45,000	$1,107,525
Operating lease obligations	80,526	636	1,272	1,500	77,118
Total	$1,604,151	$ 636	$372,372	$46,500	1,184,643

(1) Amounts include principal payments only. We made interest payments of $73.2 million during the year ended December 31, 2008 and expect to pay interest in future periods on outstanding debt obligations based on the rates and terms disclosed herein and in Note 8 of our accompanying consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Our future income, cash flows, and fair values of our financial instruments depend in part upon prevailing market interest rates. Market risk is the exposure to loss resulting from changes in interest rates, foreign currency, exchange rates, commodity prices, and equity prices. Our exposure to market risk includes interest rate fluctuations in connection with any borrowings under our $500 Million Unsecured Facility and our $250 Million Unsecured Term Loan. As a result, the primary market risk to which we believe we are exposed is interest rate risk. Many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors that are beyond our control contribute to interest rate risk. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flow primarily through a low-to-moderate level of overall borrowings, as well as managing the variability in rate fluctuations on our outstanding debt. As such, a significant portion of our debt is based on fixed interest rates to hedge against instability in the credit markets, and we have effectively fixed the interest rate on our $250 Million Unsecured Term Loan through an interest rate swap agreement. We do not enter into derivative or interest rate transactions for speculative purposes.

Our financial instruments consist of both fixed and variable-rate debt. As of December 31, 2008, our consolidated debt consisted of the following (in thousands):

	2009	2010	2011	2012	2013	Thereafter	Total
Maturing debt:							
Variable rate repayments	$ —	$ —	$121,100[3]	$ —	$ —	$ —	$ 121,100
Variable rate average interest rate	—	—	2.19%[1]	—	—	—	—
Fixed rate repayments	$ —	$250,000[4]	$ —	$45,000	$ —	$1,107,525	$1,402,525
Fixed rate average interest rate[2]	—	4.97%	—	5.20%	—	5.16%	5.13%

(1) Rate is equal to the weighted-average interest rate on all outstanding draws as of December 31, 2008. We may select from multiple interest rate options with each draw, including the prime rate and various length LIBOR locks. All selections are subject to an additional spread over the selected rate based on our current credit rating (0.475% as of December 31, 2008).

(2) See Note 8 of our accompanying consolidated financial statements for further details on our debt structure.

(3) Amount maturing represents the outstanding balance as of December 31, 2008 on the $500 Million Unsecured Line of Credit, which may be extended, upon payment of a 15 basis point fee, to August 2012.

(4) Amount maturing represents the outstanding balance as of December 31, 2008 on the $250 Million Unsecured Term Loan, which may be extended, upon payment of a 25 basis point fee, to June 2011.

As of December 31, 2007, our consolidated debt consisted of the following (in thousands):

	2008	2009	2010	2011	2012	Thereafter	Total
Maturing debt:							
Variable rate repayments	$ —	$ —	$ —	$89,000	$ —	$ —	$ 89,000
Variable rate average interest rate	—	—	—	5.41%[1]	—	—	—
Fixed rate repayments[2]	$34,431	$ 295	$ 337	$ 386	$45,433	$1,131,648	$1,212,530
Fixed rate average interest rate[3]	6.45%	13.50%	13.50%	13.50%	5.28%	5.34%	5.37%

(1) Rate is equal to the weighted-average interest rate on all outstanding draws as of December 31, 2007. We may select from multiple interest rate options with each draw, including the prime rate and various length LIBOR locks. All selections are subject to an additional spread over the selected rate based on our credit rating (0.475% as of December 31, 2007).

(2) Includes scheduled principal repayments of approximately $286,000, $295,000, $337,000, $386,000, $433,000 and $24,123,000 for the years ended December 31, 2008, 2009, 2010, 2011, 2012 and thereafter, respectively, related to the One Brattle Square Building Mortgage Note, which we repaid in its entirety in March 2008.

(3) Weighted average interest rates include a contractual increase in the One Brattle Square Building Mortgage Note from 8.50% to 13.50% effective March 2008; however, as mentioned above, we repaid the loan in its entirety before the rate increase occurred.

As of December 31, 2008 and 2007, the estimated fair values of the line of credit and notes payable above were $1.4 billion and $1.3 billion, respectively. Additionally, the notional amount of our interest rate swap is $250.0 Million, and it carries a fixed interest rate of 4.97% as of December 31, 2008.

The variable rate debt is based on LIBOR plus a specified margin or prime as elected by us at certain intervals. An increase in the variable interest rate on the variable-rate facilities constitutes a market risk, as a change in rates would increase or decrease interest incurred and therefore cash flows available for distribution to stockholders. The current stated interest rate spread on the $500 Million Unsecured Facility is LIBOR plus 0.475%.

A change in the interest rate on the fixed portion of our debt portfolio, or on the $250 Million Unsecured Term Loan which is effectively fixed through an interest rate swap, impacts the net financial instrument position but has no impact on interest incurred or cash flows.

As of December 31, 2008, a 1% change in interest rates would cause interest expense on our existing floating-rate debt to change by approximately $1.2 million per annum.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data filed as part of this report are set forth on page F-1 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no disagreements with our independent registered public accountants during the years ended December 31, 2008 or 2007.

ITEM 9A(T). CONTROLS AND PROCEDURES

Management's Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as a process designed by, or under the supervision of, the Principal Executive Officer and Principal Financial Officer and effected by our management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of our assets;
- provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of management and/or members of the board of directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of human error and the circumvention or overriding of controls, material misstatements may not be prevented or detected on a timely basis. In addition, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes and conditions or that the degree of compliance with policies or procedures may deteriorate. Accordingly, even internal controls determined to be effective can provide only reasonable assurance that the information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized, and represented within the time periods required.

Our management has assessed the effectiveness of our internal control over financial reporting at December 31, 2008. To make this assessment, we used the criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management believes that, as of December 31, 2008, our system of internal control over financial reporting was effective.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

There have been no significant changes in our internal control over financial reporting during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. The financial statements begin on page F-3 of this Annual Report on Form 10-K, and the list of the financial statements contained herein is set forth on page F-1, which is hereby incorporated by reference.

(a) 2. Schedule III—Real Estate Assets and Accumulated Depreciation

Information with respect to this item begins on page S-1 of this Annual Report on Form 10-K. Other schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the financial statements or notes thereto.

(b) The Exhibits filed in response to Item 601 of Regulation S-K are listed on the Exhibit Index attached hereto.

(c) See (a) 2 above.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 10th day of March 2009.

Piedmont Office Realty Trust, Inc.
(Registrant)

By: /s/ DONALD A. MILLER, CFA
Donald A. Miller, CFA
President, Principal Executive Officer, and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacity as and on the date indicated.

Signature	Title	Date
/s/ MICHAEL R. BUCHANAN **Michael R. Buchanan**	Independent Director	March 10, 2009
/s/ DONALD S. MOSS **Donald S. Moss**	Independent Director	March 10, 2009
/s/ WESLEY E. CANTRELL **Wesley E. Cantrell**	Independent Director	March 10, 2009
/s/ WILLIAM H. KEOGLER, JR. **William H. Keogler, Jr.**	Independent Director	March 10, 2009
/s/ JEFFREY L. SWOPE. **Jeffrey L. Swope**	Independent Director	March 10, 2009
/s/ FRANK C. MCDOWELL. **Frank C. McDowell**	Independent Director	March 10, 2009
/s/ W. WAYNE WOODY **W. Wayne Woody**	Chairman Independent Director	March 10, 2009
/s/ DONALD A. MILLER, CFA **Donald A. Miller, CFA**	President and Director (Principal Executive Officer)	March 10, 2009
/s/ ROBERT E. BOWERS **Robert E. Bowers**	Chief Financial Officer and Executive Vice-President (Principal Financial Officer)	March 10, 2009
/s/ LAURA P. MOON **Laura P. Moon**	Chief Accounting Officer (Principal Accounting Officer)	March 10, 2009

EXHIBIT INDEX
TO
2008 FORM 10-K
OF
PIEDMONT OFFICE REALTY TRUST, INC.

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger dated as of February 2, 2007, by and among Piedmont Office Realty Trust, Inc. (f/k/a Wells Real Estate Investment Trust, Inc.) (the "Company"), WRT Acquisition Company, LLC, WGS Acquisition Company, LLC, Wells Real Estate Funds, Inc., Wells Capital, Inc., Wells Management Company, Inc., Wells Advisory Services I, LLC, Wells Real Estate Advisory Services, Inc. and Wells Government Services, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed on February 5, 2007)
3.1	Second Articles of Amendment and Restatement of the Company (incorporating all amendments thereto through December 17, 2007) (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed on May 14, 2008)
3.2	Amended Bylaws of Piedmont Office Realty Trust, Inc. (incorporating all amendments thereto through June 26, 2008) (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q, filed on August 13, 2008)
10.1	Amended and Restated Joint Venture Agreement of The Fund IX, Fund X, Fund XI and REIT Joint Venture dated June 11, 1998 (incorporated by reference to Exhibit 10.4 to Post-Effective Amendment No. 2 to the Company's Form S-11 Registration Statement (Commission File No. 333-32099), filed on July 9, 1998)
10.2	Joint Venture Agreement of Wells/Fremont Associates dated July 15, 1998, by and between Wells Development Corporation and Piedmont Operating Partnership, L.P. (f/k/a Wells Operating Partnership, L.P. (the "Operating Partnership") (incorporated by reference to Exhibit 10.17 to Post-Effective Amendment No. 3 to the Company's Form S-11 Registration Statement (Commission File No. 333-32099), filed on August 14, 1998)
10.3	Amended and Restated Joint Venture Partnership Agreement of Fund XI - Fund XII - REIT Joint Venture dated June 21, 1999, by and among Wells Real Estate Fund XI, L.P., Wells Real Estate Fund XII, L.P. and the Operating Partnership (incorporated by reference to Exhibit 10.29 to Amendment No. 1 to the Company's Form S-11 Registration Statement (Commission File No. 333-83933), filed on November 17, 1999)
10.4	Joint Venture Partnership Agreement of Wells Fund XII-REIT Joint Venture Partnership dated April 10, 2000, by and between the Operating Partnership and Wells Real Estate Fund XII, L.P. (incorporated by reference to Exhibit 10.11 to Post-Effective Amendment No. 2 to the Company's Form S-11 Registration Statement (Commission File No. 333-66657), filed on April 25, 2000)
10.5	Joint Venture Partnership Agreement of Wells Fund XIII-REIT Joint Venture Partnership dated June 27, 2001, by and between the Operating Partnership and Wells Real Estate Investment Fund XIII, L.P. (incorporated by reference to Exhibit 10.85 to Post-Effective Amendment No. 3 to the Company's Form S-11 Registration Statement (Commission File No. 333-44900), filed on July 23, 2001)
10.6	Second Amended and Restated Limited Partnership Agreement of 35 W. Wacker Venture, L.P. dated April 27, 2000 (incorporated by reference to Exhibit 10.106 to Post-Effective Amendment No. 6 to the Company's Form S-11 Registration Statement (Commission File No. 333-85848), filed on December 17, 2003)

Exhibit Number	Description of Document
10.7	First Amendment to Second Amended and Restated Limited Partnership Agreement of 35 W. Wacker Venture, L.P. dated November 6, 2003 (incorporated by reference to Exhibit 10.107 to Post-Effective Amendment No. 6 to the Company's Form S-11 Registration Statement (Commission File No. 333-85848), filed on December 17, 2003)
10.8	Amended and Restated Limited Partnership Agreement of Wells-Buck Venture, L.P. dated November 6, 2003, by and among Wells 35 W. Wacker, LLC, Buck 35 Wacker, L.L.C. and VV USA City, L.P. (incorporated by reference to Exhibit 10.108 to Post-Effective Amendment No. 6 to the Company's Form S-11 Registration Statement (Commission File No. 333-85848), filed on December 17, 2003)
10.9	Amended and Restated Promissory Note dated November 1, 2007, by 1201 Eye Street, N.W. Associates LLC in favor of Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.9 to the Company's Form 10-K for the fiscal year ended December 31, 2007 filed on March 26, 2008)
10.10	Amended and Restated Deed of Trust, Security Agreement and Fixture Filing dated November 1, 2007, by 1201 Eye Street, N.W. Associates LLC for the benefit of Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.10 to the Company's Form 10-K for the fiscal year ended December 31, 2007 filed on March 26, 2008)
10.11	Amended and Restated Promissory Note dated November 1, 2007, by 1225 Eye Street, N.W. Associates LLC in favor of Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.11 to the Company's Form 10-K for the fiscal year ended December 31, 2007 filed on March 26, 2008)
10.12	Amended and Restated Deed of Trust, Security Agreement and Fixture Filing dated October 24, 2002, by 1225 Eye Street, N.W. Associates LLC for the benefit of Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.12 to the Company's Form 10-K for the fiscal year ended December 31, 2007 filed on March 26, 2008)
10.13	Limited Liability Company Agreement of 1201 Eye Street, N.W. Associates, LLC dated September 27, 2002 (incorporated by reference to Exhibit 10.119 to Post-Effective Amendment No. 6 to the Company's Form S-11 Registration Statement (Commission File No. 333-85848), filed on December 17, 2003)
10.14	First Amendment to Limited Liability Company Agreement of 1201 Eye Street, N.W. Associates, LLC (incorporated by reference to Exhibit 10.120 to Post-Effective Amendment No. 6 to Company's Form S-11 Registration Statement (Commission File No. 333-85848), filed on December 17, 2003)
*10.15	Limited Liability Company Agreement of 1225 Eye Street, N.W. Associates, LLC dated September 27, 2002 (incorporated by reference to Exhibit 10.121 to Post-Effective Amendment No. 6 to the Company's Form S-11 Registration Statement (Commission File No. 333-85848), filed on December 17, 2003)
10.16	First Amendment to Limited Liability Company Associates of 1225 Eye Street, N.W. Associates, LLC (incorporated by reference to Exhibit 10.122 to Post-Effective Amendment No. 6 to the Company's Form S-11 Registration Statement (Commission File No. 333-85848), filed on December 17, 2003)
10.17	Promissory Note dated April 20, 2004, by Wells REIT-Chicago Center Owner, LLC in favor of Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.174 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, filed on August 6, 2004)

Exhibit Number	Description of Document
10.18	Mortgage, Security Agreement and Fixture Filing by Wells REIT-Chicago Center Owner, LLC to Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.175 to the Company's Form 10-Q for the quarterly period ended June 30, 2004, filed on August 6, 2004)
10.19	Loan Agreement (Multi-State) dated May 21, 2004, between Wells REIT-Austin, TX, L.P., Wells REIT - Multi-State Owner, LLC, Wells REIT-Nashville, TN, LLC and Wells REIT—Bridgewater, NJ, LLC; and Morgan Stanley Mortgage Capital Inc. (incorporated by reference to Exhibit 10.176 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, filed on August 6, 2004)
10.20	Loan Agreement (D.C. Properties) dated May 21, 2004, between Wells REIT-Independence Square, LLC and Morgan Stanley Mortgage Capital Inc. (incorporated by reference to Exhibit 10.177 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, filed on August 6, 2004)
10.21	Promissory Note dated May 5, 2005, by Wells REIT- 800 Nicollett Avenue Owner, LLC. in favor of Wachovia Bank, N.A. (incorporated by reference to Exhibit 10.70 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, filed on August 5, 2005)
10.22	Fixed Rate Note dated May 4, 2005, by 4250 N. Fairfax Owner, LLC in favor of JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.71 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, filed on August 5, 2005)
10.23	Amended and Restated Dividend Reinvestment Plan of the Company adopted November 15, 2005 (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Company's Form S-3 Registration Statement (Commission File No. 333-114212), filed on November 22, 2005)
10.24*	Employment Agreement dated February 2, 2007, by and between the Company and Donald A. Miller, CFA (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on February 5, 2007)
10.25	Escrow Agreement dated April 16, 2007, by and among the Company, Wells Advisory Services I, LLC and SunTrust Bank (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed on April 20, 2007)
10.26	Pledge and Security Agreement dated April 16, 2007, by and between the Company, Wells Advisory Services I, LLC, WRT Acquisition Company, LLC and WGS Acquisition Company, LLC (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K, filed on April 20, 2007)
10.27	Transition Services Agreement dated April 16, 2007, by and between the Company and Wells Real Estate Funds, Inc. (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K, filed on April 20, 2007)
10.28	Support Services Agreement dated April 16, 2007, by and between the Company and Wells Real Estate Funds, Inc. (incorporated by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K, filed on April 20, 2007)
10.29	Registration Rights Agreement dated April 16, 2007, by and among the Company, Wells Advisory Services I, LLC and Wells Capital, Inc. (incorporated by reference to Exhibit 99.5 to the Company's Current Report on Form 8-K, filed on April 20, 2007)
10.30	Sublease dated April 16, 2007, between Wells Real Estate Funds, Inc. and WRT Acquisition Company, LLC (incorporated by reference to Exhibit 99.6 to the Company's Current Report on Form 8-K, filed on April 20, 2007)

Exhibit Number	Description of Document
10.31*	2007 Omnibus Incentive Plan of Wells Real Estate Investment Trust, Inc. (incorporated by reference to Exhibit 99.7 to the Company's Current Report on Form 8-K, filed on April 20, 2007)
10.32	Amendment to Agreement of Limited Partnership of the Operating Partnership, as Amended and Restated as of January 1, 2000, dated April 16, 2007 (incorporated by reference to Exhibit 99.8 to the Company's Current Report on Form 8-K, filed on April 20, 2007)
10.33*	Employment Agreement dated April 16, 2007, by and between the Company and Robert E. Bowers (incorporated by reference to Exhibit 99.9 to the Company's Current Report on Form 8-K, filed on April 20, 2007)
10.34*	Employment Agreement dated May 14, 2007, by and between the Company and Carroll A. "Bo" Reddic, IV (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed on May 14, 2007)
10.35*	Employment Agreement dated May 14, 2007, by and between the Company and Raymond L. Owens (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K, filed on May 14, 2007)
10.36*	Employment Agreement dated May 14, 2007, by and between the Company and Laura P. Moon (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K, filed on May 14, 2007)
10.37	Master Property Management, Leasing, and Construction Management Agreement dated April 16, 2007 by and among the Company, the Operating Partnership, and Wells Management Company, Inc. (incorporated by reference to Exhibit 99.10 to the Company's Current Report on Form 8-K, filed on April 20, 2007)
10.38*	Form of Employee Deferred Stock Award Agreement for 2007 Omnibus Incentive Plan of the Company effective May 18, 2007 (incorporated by reference to Exhibit 10.82 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, filed on August 7, 2007)
10.39	Amendment to Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as Amended and Restated as of January 1, 2000, dated August 8, 2007 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed on August 10, 2007)
10.40	Credit Agreement dated August 31, 2007, by and among the Operating Partnership, the Company, Wachovia Capital Markets, LLC and J.P. Morgan Securities Inc., Wachovia Bank, National Association, JPMorgan Chase Bank, N.A., each of Morgan Stanley Bank, Bank of America, N.A., and PNC Bank, National Association, and the other banks signatory thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on September 7, 2007)
10.41	Term Loan Agreement, dated as of June 26, 2008, among Piedmont Operating Partnership, LP, as Borrower, Piedmont Office Realty Trust, Inc., as Parent, JP Morgan Securities, Inc. and Banc of America Securities, LLC, as Co-Lead Arrangers and Book Managers, JP Morgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, each of Wells Fargo Bank, N.A., Regions Bank, N.A., and US Bank N.A., as Documentation Agents, the other banks signatory thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on July 1, 2008)
10.42	Amended and Restated Share Redemption Program, dated as of March 10, 2009

Exhibit Number	Description of Document
14.1	Code of Business Conduct and Ethics of the Company amended as of November 7, 2007 (incorporated by reference to Exhibit 14.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, filed on November 14, 2007)
21.1	List of Subsidiaries of the Company
23.1	Consent of Ernst & Young LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Identifies each management contract or compensatory plan required to be filed.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Piedmont Office Realty Trust, Inc.

We have audited the accompanying consolidated balance sheets of Piedmont Office Realty Trust, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Piedmont Office Realty Trust, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst + Young LLP

Atlanta, Georgia
March 10, 2009

PIEDMONT OFFICE REALTY TRUST, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per-share amounts)

	December 31, 2008	December 31, 2007
Assets:		
Real estate assets, at cost:		
Land	**$ 659,637**	$ 645,881
Buildings and improvements, less accumulated depreciation of $564,940 and $468,359 as of December 31, 2008 and 2007, respectively	**3,098,657**	3,066,494
Intangible lease assets, less accumulated amortization of $154,997 and $160,837 as of December 31, 2008 and 2007, respectively	**130,517**	172,425
Construction in progress	**19,259**	38,014
Total real estate assets	**3,908,070**	3,922,814
Investments in unconsolidated joint ventures	**48,240**	52,468
Cash and cash equivalents	**20,333**	65,016
Tenant receivables, net of allowance for doubtful accounts of $969 and $549 as of December 31, 2008 and 2007, respectively	**126,407**	122,130
Notes receivable	**46,914**	854
Due from unconsolidated joint ventures	**1,067**	1,244
Prepaid expenses and other assets	**21,788**	21,864
Goodwill	**180,390**	180,371
Deferred financing costs, less accumulated amortization of $6,499 and $4,224 as of December 31, 2008 and 2007, respectively	**9,897**	10,075
Deferred lease costs, less accumulated amortization of $110,967 and $95,229 as of December 31, 2008 and 2007, respectively	**194,224**	202,910
Total assets	**$4,557,330**	$4,579,746
Liabilities:		
Lines of credit and notes payable	**$1,523,625**	$1,301,530
Accounts payable, accrued expenses, and accrued capital expenditures	**111,411**	110,548
Deferred income	**24,920**	28,882
Intangible lease liabilities, less accumulated amortization of $63,886 and $52,100 as of December 31, 2008 and 2007, respectively	**73,196**	84,886
Interest rate swap	**8,957**	—
Total liabilities	**1,742,109**	1,525,846
Commitments and Contingencies	**—**	—
Minority Interest	**5,254**	6,546
Redeemable Common Stock	**112,927**	166,809
Stockholders' Equity:		
Common stock, $0.01 par value; 900,000,000 shares authorized; 478,900,699 and 488,974,478 shares issued and outstanding as of December 31, 2008 and 2007, respectively	**4,789**	4,890
Additional paid-in capital	**3,488,461**	3,568,801
Cumulative distributions in excess of earnings	**(674,326)**	(526,337)
Redeemable common stock	**(112,927)**	(166,809)
Other comprehensive loss	**(8,957)**	—
Total stockholders' equity	**2,697,040**	2,880,545
Total liabilities, minority interest, redeemable common stock, and stockholders' equity	**$4,557,330**	$4,579,746

See accompanying notes.

PIEDMONT OFFICE REALTY TRUST, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per-share amounts)

	Years Ended December 31, 2008	2007	2006
Revenues:			
Rental income	**$ 455,183**	$ 441,773	$ 430,854
Tenant reimbursements	**150,264**	142,627	130,925
Property management fee revenue	**3,245**	2,042	—
Other rental income	**13,273**	6,757	9,584
Gain on sale of real estate assets	**—**	50	—
	621,965	593,249	571,363
Expenses:			
Property operating costs	**221,279**	212,178	197,511
Asset and property management fees:			
Related-party	**—**	8,561	24,361
Other	**2,026**	4,113	5,040
Depreciation	**99,745**	94,770	92,378
Amortization	**62,050**	76,102	71,194
Casualty and impairment losses on real estate assets	**—**	—	7,765
Loss on sale of undeveloped land	**—**	—	550
General and administrative	**33,010**	29,116	18,446
	418,110	424,840	417,245
Real estate operating income	**203,855**	168,409	154,118
Other income (expense):			
Interest expense	**(74,849)**	(63,872)	(61,329)
Interest and other income	**3,727**	4,599	2,541
Equity in income of unconsolidated joint ventures	**256**	3,801	2,197
Loss on extinguishment of debt	**—**	(164)	—
Loss on interest rate swap	**(1,139)**	—	—
	(72,005)	(55,636)	(56,591)
Income from continuing operations before minority interest	**131,850**	112,773	97,527
Minority interest in earnings of consolidated subsidiaries	**(546)**	(711)	(657)
Income from continuing operations	**131,304**	112,062	96,870
Discontinued operations:			
Operating income	**10**	868	8,532
Gain on sale of real estate assets	**—**	20,680	27,922
Income from discontinued operations	**10**	21,548	36,454
Net income	**$ 131,314**	$ 133,610	$ 133,324
Net income per common share—basic:			
Income from continuing operations	**$ 0.27**	$ 0.23	$ 0.21
Income from discontinued operations	**0.00**	0.05	0.08
Net income	**$ 0.27**	$ 0.28	$ 0.29
Net income per common share—diluted:			
Income from continuing operations	**$ 0.27**	$ 0.23	$ 0.21
Income from discontinued operations	**0.00**	0.05	0.08
Net income	**$ 0.27**	$ 0.28	$ 0.29
Weighted-average shares outstanding—basic	**478,757,140**	482,093,258	461,693,234
Weighted-average shares outstanding—diluted	**479,166,501**	482,267,073	461,693,234

See accompanying notes.

PIEDMONT OFFICE REALTY TRUST, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except per-share amounts)

	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Redeemable Common Stock	Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount					
Balance, December 31, 2005	469,423	$4,694	$3,391,998	$(240,530)	$(167,015)	$ —	$2,989,147
Issuance of common stock	18,097	181	151,471	—	—	—	151,652
Redemptions of common stock	(21,640)	(216)	(181,126)	—	—	—	(181,342)
Redeemable common stock	—	—	—	—	30,886	—	30,886
Dividends ($0.5868 per share)	—	—	—	(269,560)	—	—	(269,560)
Commissions and discounts on common stock sales	—	—	(3,363)	—	—	—	(3,363)
Other offering costs	—	—	(47)	—	—	—	(47)
Net income	—	—	—	133,324	—	—	133,324
Balance, December 31, 2006	465,880	4,659	3,358,933	(376,766)	(136,129)	—	2,850,697
Issuance of common stock	37,152	371	310,965	—	—	—	311,336
Redemptions of common stock	(14,237)	(142)	(119,165)	—	—	—	(119,307)
Redeemable common stock	—	—	—	—	(30,680)	—	(30,680)
Dividends ($0.5868 per share)	—	—	—	(283,181)	—	—	(283,181)
Premium on stock sales	—	—	14,728	—	—	—	14,728
Shares issued under the 2007 Omnibus Incentive Plan, net of tax	179	2	3,375	—	—	—	3,377
Other offering costs	—	—	(35)	—	—	—	(35)
Net income	—	—	—	133,610	—	—	133,610
Balance, December 31, 2007	488,974	4,890	3,568,801	(526,337)	(166,809)	—	2,880,545
Issuance of common stock	**17,085**	**170**	**143,002**	—	—	—	**143,172**
Redemptions of common stock and private equity purchase	**(27,422)**	**(274)**	**(229,530)**	—	—	—	**(229,804)**
Redeemable common stock	—	—	—	—	**53,882**	—	**53,882**
Dividends ($0.5868 per share)	—	—	—	**(279,303)**	—	—	**(279,303)**
Premium on stock sales	—	—	**2,725**	—	—	—	**2,725**
Shares issued under the 2007 Omnibus Incentive Plan, net of tax	**264**	**3**	**3,463**	—	—	—	**3,466**
Components of comprehensive income:	—	—	—	—	—	—	—
Net income	—	—	—	**131,314**	—	—	**131,314**
Loss on interest rate swap	—	—	—	—	—	**(8,957)**	**(8,957)**
Comprehensive income							**122,357**
Balance, December 31, 2008	**478,901**	**$4,789**	**$3,488,461**	**$(674,326)**	**$(112,927)**	**$(8,957)**	**$2,697,040**

See accompanying notes.

PIEDMONT OFFICE REALTY TRUST, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2008	**2007**	**2006**
Cash Flows from Operating Activities:			
Net income	**$ 131,314**	$ 133,610	$ 133,324
Operating distributions received from unconsolidated joint ventures	**4,747**	4,978	4,424
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**99,745**	95,081	95,296
Other amortization	**62,038**	79,256	72,225
Casualty and impairment losses on real estate assets	**—**	—	7,565
Loss on extinguishment of debt	**—**	164	—
Amortization of deferred financing costs and fair market value adjustments on notes payable	**1,905**	1,215	1,179
Accretion of note receivable discount	**(836)**	—	—
Stock compensation expense	**3,812**	3,688	—
Equity in income of unconsolidated joint ventures	**(256)**	(3,801)	(2,197)
Minority interest in earnings of consolidated subsidiaries	**546**	711	657
Gain on sale	**—**	(20,730)	(27,922)
Loss on sale	**—**	—	550
Changes in assets and liabilities:			
Increase in tenant receivables, net	**(4,861)**	(16,390)	(10,626)
Increase in prepaid expenses and other assets	**(9,471)**	(13,237)	(15,581)
Increase in accounts payable and accrued expenses	**11,794**	14,439	19,802
Decrease in due to affiliates	**—**	(1,232)	(1,563)
(Decrease) increase in deferred income	**(3,962)**	4,775	1,815
Net cash provided by operating activities	**296,515**	282,527	278,948
Cash Flows from Investing Activities:			
Investment in real estate and earnest money paid	**(120,694)**	(122,015)	(267,810)
Proceeds from master leases	**—**	—	963
Cash acquired upon internalization acquisition	**—**	1,212	—
Investment in internalization costs -goodwill	**(195)**	(4,588)	—
Investment in mezzanine debt	**(45,645)**	—	—
Investment in corporate tenant improvements	**(2,214)**	—	—
Net sale proceeds from wholly-owned properties	**—**	75,482	111,481
Net sale proceeds received from unconsolidated joint ventures	**—**	4,281	297
Investments in unconsolidated joint ventures	**(85)**	(1,150)	(795)
Acquisition and advisory fees paid	**—**	—	(2,485)
Deferred lease costs paid	**(23,093)**	(24,379)	(30,051)
Net cash used in investing activities	**(191,926)**	(71,157)	(188,400)
Cash Flows from Financing Activities:			
Deferred financing costs paid	**(2,124)**	(2,519)	(1,038)
Proceeds from lines of credit and notes payable	**736,500**	288,283	598,885
Repayments of lines of credit and notes payable	**(514,009)**	(227,790)	(391,387)
Prepayment penalty on extinguishment of debt	**—**	(1,617)	—
Issuance of common stock	**143,816**	149,989	150,379
Redemptions of common stock and private equity purchase	**(234,037)**	(113,600)	(178,907)
Dividends paid	**(279,418)**	(283,196)	(269,575)
Commissions on stock sales paid	**—**	—	(3,700)
Other offering costs paid	**—**	(35)	(47)
Net cash used in financing activities	**(149,272)**	(190,485)	(95,390)
Net (decrease) increase in cash and cash equivalents	**(44,683)**	20,885	(4,842)
Cash and cash equivalents, beginning of year	**65,016**	44,131	48,973
Cash and cash equivalents, end of year	**$ 20,333**	$ 65,016	$ 44,131

See accompanying notes.

PIEDMONT OFFICE REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007, AND 2006

1. Organization

Piedmont Office Realty Trust, Inc. ("Piedmont") is a Maryland corporation that operates in a manner so as to qualify as a real estate investment trust ("REIT") for federal income tax purposes and engages in the acquisition and ownership of commercial real estate properties throughout the United States, including properties that are under construction, are newly constructed, or have operating histories. Piedmont was incorporated in 1997 and commenced operations on June 5, 1998. Piedmont conducts business primarily through Piedmont Operating Partnership, L.P. ("Piedmont OP"), a Delaware limited partnership, as well as performing the management of its buildings through two wholly-owned subsidiaries, Piedmont Government Services, LLC and Piedmont Office Management, LLC. Piedmont is the sole general partner of Piedmont OP and possesses full legal control and authority over the operations of Piedmont OP. Piedmont OP owns properties directly, through wholly-owned subsidiaries, through certain joint ventures with real estate limited partnerships sponsored by its former advisor, and through certain joint ventures with other third parties. References to Piedmont herein shall include Piedmont and all of its subsidiaries, including Piedmont OP and its subsidiaries, and consolidated joint ventures.

As of December 31, 2008, Piedmont owned interests in 84 buildings, either directly or through joint ventures, which are located in 22 states and the District of Columbia. Piedmont's wholly-owned buildings comprise approximately 21 million square feet, primarily of commercial office space, which are approximately 92% leased as of December 31, 2008.

Since its inception, Piedmont has:

(1) completed four public offerings of common stock for sale at $10 per share which closed on July 25, 2004;

(2) registered an additional 100 million shares of common stock for issuance pursuant to its dividend reinvestment plan (the "DRP") under a Registration Statement effective April 5, 2004; and

(3) registered 14 million shares of common stock for issuance under its 2007 Omnibus Incentive Plan effective April 30, 2007.

The combined proceeds from such offerings are approximately $5.7 billion. From these proceeds, Piedmont has paid costs related to the offerings of (1) approximately $171.1 million in acquisition and advisory fees and reimbursements of acquisition expenses; (2) approximately $460.3 million in commissions on stock sales and related dealer-manager fees; and (3) approximately $62.7 million in organization and other offering costs. In addition, since inception, Piedmont has used approximately $869.1 million to redeem shares pursuant to Piedmont's share redemption program or to repurchase shares. The remaining net offering proceeds of approximately $4.1 billion were invested in real estate.

Although Piedmont qualifies as a "public company" under the Securities Exchange Act of 1934, Piedmont's stock is not listed or actively traded on a national exchange. As such, Piedmont's charter requires Piedmont to provide a liquidity event to its stockholders by July 30, 2009 (the "Liquidation Date"), unless the board of directors, at its sole discretion, further extends the Liquidation Date from July 30, 2009 to January 30, 2011. If a liquidity event is not provided by July 30, 2009 nor the date extended, then Piedmont must begin the process of liquidating its investments and distributing the resulting proceeds to the stockholders.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

Piedmont's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and include the accounts of Piedmont, Piedmont OP, any variable interest entities of which Piedmont or Piedmont OP is the primary beneficiary, or any entities in which Piedmont or Piedmont OP owns a controlling financial interest. In determining whether Piedmont or Piedmont OP has a controlling financial interest, the following factors are considered, among others: ownership of voting interests, protective rights of investors, and participatory rights of investors.

Piedmont owns interests in four real properties through its ownership in two consolidated joint ventures, Wells 35 W. Wacker, LLC, and Piedmont Washington Properties, Inc. Piedmont has evaluated the consolidated joint ventures based on the criteria outlined above and concluded that, while neither of the consolidated joint ventures is a variable interest entity ("VIE"), it has a controlling financial interest in both of these entities. Accordingly, Piedmont's consolidated financial statements include the accounts of Wells 35 W. Wacker, LLC, and Piedmont Washington Properties, Inc.

All inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from those estimates.

Real Estate Assets

Real estate assets are stated at cost less accumulated depreciation. Amounts capitalized to real estate assets consist of the cost of acquisition or construction, including any acquisition or advisory fees incurred, any tenant improvements or major improvements, and betterments that extend the useful life of the related asset. All repairs and maintenance are expensed as incurred. Additionally, Piedmont capitalizes interest while the development of a real estate asset is in progress; however, no such interest was capitalized during the years ended December 31, 2008, 2007, and 2006.

Piedmont's real estate assets are depreciated or amortized using the straight-line method over the following useful lives:

Buildings	40 years
Building improvements	5-25 years
Land improvements	20-25 years
Tenant improvements	Shorter of economic life or lease term
Furniture, fixtures, and equipment	3-5 years
Intangible lease assets	Lease term

Piedmont continually monitors events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets of both operating properties and properties under construction in which Piedmont has an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When indicators of potential impairment are present for wholly-owned properties, management assesses whether the respective carrying values will be recovered from the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition for assets held for use, or with the estimated fair values, less costs to sell, for assets held for sale. Piedmont considers assets to be held for sale at the point at which a sale contract is executed and earnest money has become non-refundable. In the event that the expected undiscounted future cash flows for assets held for use or the estimated fair value, less costs to sell, for assets held for sale do not exceed the respective asset carrying value, management adjusts such assets to the respective estimated fair values and recognizes an impairment loss. Estimated fair values are calculated based on the following information, depending upon availability, in order of preference: (i) recently quoted market prices, (ii) market prices for comparable properties, or (iii) the present value of undiscounted cash flows, including estimated salvage value.

For properties owned as part of an investment in unconsolidated joint ventures, Piedmont assesses the fair value of its investment as compared to its carrying amount. If Piedmont determines that the carrying value is greater than the fair value at any measurement date, Piedmont must also determine if such a difference is temporary in nature. Value fluctuations which are "other than temporary" in nature are then adjusted to the fair value amount.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, Piedmont allocates the purchase price of properties to acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, based in each case on their estimated fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and building based on management's determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

The fair values of above-market and below-market in-place leases are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of market rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

The fair values of in-place leases include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on management's consideration of current market costs to execute a similar lease. These direct lease origination costs are included in deferred lease costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Customer relationships are valued based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. These lease intangibles are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

Gross intangible assets and liabilities as of December 31, 2008 and 2007, respectively, are as follows (in thousands):

	December 31, 2008	December 31, 2007
Intangible Lease Assets:		
Above-Market In-Place Lease Assets	**$ 59,884**	$ 69,461
Absorption Period Costs	**$225,630**	$263,801
Intangible Lease Origination Costs	**$185,512**	$200,531
Intangible Lease Liabilities (Below-Market In-Place Leases)	**$137,082**	$136,986

For the years ended December 31, 2008, 2007, and 2006, respectively, Piedmont recognized the amortization of intangible lease costs as follows: (in thousands):

	2008	2007	2006
Amortization expense related to Intangible Lease Origination Costs and Absorption Period Costs:			
Continuing operations	**$54,587**	$71,624	$68,337
Discontinued operations	**$ —**	$ —	$ 1,230
Amortization of Above-Market and Below-Market In-Place Lease intangibles as a net (decrease) increase to rental revenues:			
Continuing operations	**$ 3,215**	$ (505)	$ 1,599
Discontinued operations	**$ —**	$ —	$ 2

Net intangible assets and liabilities as of December 31, 2008 will be amortized as follows (in thousands):

	Intangible Lease Assets			Liabilities
	Above-Market In-place Lease Assets	Absorption Period Costs	Intangible Lease Origination Costs[1]	Below-Market In-place Lease Liabilities
For the year ending December 31:				
2009	$ 7,121	$ 25,382	$18,657	$12,096
2010	5,793	18,931	15,842	11,893
2011	4,720	16,538	14,174	11,531
2012	2,376	11,196	11,392	9,486
2013	1,387	5,864	6,590	4,250
Thereafter	4,404	26,805	30,941	23,940
	$25,801	$104,716	$97,596	$73,196
Weighted-Average Amortization Period	4 years	5 years	7 years	7 years

(1) Intangible lease origination costs are presented as a component of deferred lease costs on Piedmont's accompanying consolidated balance sheets.

Investments in Unconsolidated Joint Ventures

Piedmont owns interests in eight properties through its ownership in certain unconsolidated joint venture partnerships. Management has evaluated these joint ventures and determined that these entities are not VIEs. Although Piedmont is the majority equity participant in six of these joint ventures, Piedmont does not have a controlling interest in any of the unconsolidated joint ventures; however, it does exercise significant influence. Accordingly, Piedmont's investments in unconsolidated joint ventures are recorded using the equity method of accounting, whereby original investments are recorded at cost and subsequently adjusted for contributions, distributions, and net income (loss) attributable to such joint ventures. Pursuant to the terms of the unconsolidated joint venture agreements, all income and distributions are allocated to the joint venture partners in accordance with their respective ownership interests. Distributions of net cash from operations are generally distributed to the joint venture partners on a quarterly basis.

Cash and Cash Equivalents

Piedmont considers all highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value, and consist of investments in money market accounts.

Tenant Receivables, net

Tenant receivables are comprised of rental and reimbursement billings due from tenants and the cumulative amount of future adjustments necessary to present rental income on a straight-line basis. Tenant receivables are recorded at the original amount earned, less an allowance for any doubtful accounts, which approximates fair value. Management assesses the realizability of tenant receivables on an ongoing basis and provides for allowances as such balances, or portions thereof, become uncollectible. Piedmont adjusted the allowance for doubtful accounts by recording provisions for/(recoveries of) bad debts of approximately $633,000, ($971,000), and $1,100,000 for the years ended December 31, 2008, 2007, and 2006, respectively, which are included in general and administrative expenses and in income from discontinued operations in the accompanying consolidated statements of income.

Notes Receivable

Notes receivable include Piedmont's investment in mezzanine debt, as well as one note receivable from a tenant at the 35 W. Wacker Building, and are recorded at face amount, less any principal payments through the date of the accompanying consolidated balance sheets. The tenant note receivable bears interest at rates comparable to borrowers with similar characteristics; therefore, the carrying amount approximates the fair value of the note as of the dates of the accompanying consolidated balance sheets.

Investment in Mezzanine Debt

Piedmont evaluates its investments in VIEs in accordance with FIN 46R, a modification of FIN No. 46, *Consolidation of Variable Interest Entities*. During 2008, Piedmont purchased mezzanine debt through a newly created, wholly-owned subsidiary, 500 W. Monroe Mezz II, LLC. This mezzanine debt is collateralized by a property located in Chicago, IL. Piedmont has determined that this subsidiary holds a variable interest in a VIE. However, Piedmont has determined that 500 W. Monroe Mezz II, LLC is not the primary beneficiary of any VIE in the overall property debt structure. Piedmont reflects the note receivable, discount on note receivable, interest income, and amortization of the discount on note receivable related to this investment in its consolidated financial statements but does not consolidate the assets, liabilities, or operations of the VIEs in the overall property debt structure.

Piedmont's carrying amount and maximum exposure to loss as a result of its investment in mezzanine debt is $46.5 million as of December 31, 2008.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are primarily comprised of the following items:

- prepaid taxes, insurance and operating costs;
- escrow accounts held by lenders to pay future real estate taxes, insurance and tenant improvements;

- earnest money paid in connection with future acquisitions; and
- equipment, furniture and fixtures, and tenant improvements for Piedmont's corporate office space, net of accumulated depreciation.

Prepaid expenses and other assets will be expensed as utilized or reclassified to other asset or equity accounts upon being put into service in future periods. Balances without a future economic benefit are written off as they are identified.

Goodwill

Goodwill is the excess of cost of an acquired entity over the amounts specifically assigned to assets acquired and liabilities assumed in purchase accounting for business combinations, as well as costs incurred as part of the acquisition. Piedmont tests the carrying value of its goodwill for impairment on an annual basis, or if an event occurs or circumstances change that would indicate the carrying amount may be impaired. An impairment loss may be recognized when the carrying amount of the acquired net assets exceeds the estimated fair value of those assets.

Deferred Financing Costs

Deferred financing costs are comprised of costs incurred in connection with securing financing from third-party lenders and are capitalized and amortized to interest expense on a straight-line basis over the terms of the related financing arrangements. Piedmont recognized amortization of deferred financing costs, including the write-off of deferred financing costs related to the early extinguishment of debt, for the years ended December 31, 2008, 2007, and 2006 of approximately $2.5 million, $2.2 million, and $1.8 million, respectively, which is included in interest expense in the accompanying consolidated statements of income.

Deferred Lease Costs

Deferred lease costs are comprised of costs and incentives incurred to acquire operating leases, including intangible lease origination costs, and are capitalized and amortized on a straight-line basis over the terms of the related leases. Amortization of deferred leasing costs is reflected in the accompanying consolidated statements of income as follows.

- Piedmont amortized deferred lease costs of approximately $29.4 million, $28.8 million, and $29.1 million for the years ended December 31, 2008, 2007, and 2006, respectively, which is recorded as amortization expense and as a component of income from discontinued operations.
- Piedmont recognized additional amortization of lease incentives classified as deferred lease costs of $2.6 million, $2.1 million, and $0.9 million, which was recorded as an adjustment to rental income for the years ended December 31, 2008, 2007, and 2006, respectively.

Upon receiving notification of a tenant's intention to terminate a lease, unamortized deferred lease costs are written down to net realizable value.

Lines of Credit and Notes Payable

Certain mortgage notes included in lines of credit and notes payable in the accompanying consolidated balance sheets were assumed upon the acquisition of real properties. When debt is assumed, Piedmont adjusts the loan to fair value with a corresponding adjustment to building. The fair value adjustment is amortized to interest expense over the term of the loan using the effective interest method. The unamortized balance of the mortgage notes' fair value adjustments as of December 31, 2008 and 2007 was $0 and $0.6 million, respectively.

Interest Rate Swap

In June 2008, Piedmont entered into an interest rate swap agreement to hedge its exposure to changing interest rates on one of its variable rate debt instruments. As required by Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), Piedmont records all derivatives on the balance sheet at fair value. Piedmont reassesses the effectiveness of its derivatives designated as cash flow hedges on a regular basis to determine if they continue to be highly effective and also to determine if the forecasted transactions remain highly probable. The changes in fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income ("OCI"), and the amounts in OCI will be reclassified to earnings when the hedged transactions occur. Changes in the fair values of derivatives designated as cash flow hedges that do not qualify for hedge accounting treatment are recorded as gain/(loss) on interest rate swap in the consolidated statements of income. The fair value of the interest rate swap agreement is recorded as prepaid expenses and other assets or as interest rate swap liability in the accompanying consolidated balance sheets. Amounts received or paid under interest rate swap agreements are also recorded as gain/(loss) on interest rate swap in the consolidated income statements as incurred. Currently, Piedmont does not use derivatives for trading or speculative purposes and does not have any derivatives that are not designated as cash flow hedges.

Minority Interest

Minority interest represents the equity interests of consolidated subsidiaries that are not owned by Piedmont. Minority interest is adjusted for contributions, distributions, and earnings (loss) attributable to the minority interest partners of the consolidated joint ventures. All earnings and distributions are allocated to the partners of the consolidated joint ventures in accordance with their respective partnership agreements. Earnings allocated to such minority interest partners are recorded as minority interest in earnings of consolidated subsidiaries in the accompanying consolidated statements of income.

Preferred Stock

To date, Piedmont has not issued any shares of preferred stock; however, Piedmont is authorized to issue up to 100,000,000 shares of one or more classes or series of preferred stock with a par value of $0.01 per share. Piedmont's board of directors may determine the relative rights, preferences, and privileges of any class or series of preferred stock that may be issued, and can be more beneficial than the rights, preferences, and privileges attributable to Piedmont's common stock.

Common Stock

The par value of Piedmont's issued and outstanding shares of common stock is classified as common stock, with the remainder allocated to additional paid-in capital.

Dividends

As a REIT, Piedmont is required by the Internal Revenue Code of 1986, as amended (the "Code"), to make distributions to stockholders each taxable year equal to at least 90% of its taxable income, computed without regard to the dividends-paid deduction and by excluding net capital gains attributable to stockholders ("REIT taxable income").

Dividends to be distributed to the stockholders are determined by the board of directors of Piedmont and are dependent upon a number of factors relating to Piedmont, including funds available for payment of dividends, financial condition, the timing of property acquisitions, capital expenditure requirements, and annual distribution requirements in order to maintain Piedmont's status as a REIT under the Code.

Redeemable Common Stock

Subject to certain limitations, Piedmont's common shares are contingently redeemable at the option of the stockholder. Such limitations include, however are not limited to, the following: (i) Piedmont may not redeem in excess of 5% of the weighted-average common shares outstanding during the prior calendar year during any calendar year; and (ii) in no event shall the aggregate amount paid for redemptions under the Piedmont share redemption program exceed the aggregate amount of proceeds received from the sale of shares pursuant to the DRP. Accordingly, Piedmont has recorded redeemable common stock equal to the aggregate amount of proceeds received under the DRP, less the aggregate amount incurred to redeem shares under Piedmont's share redemption program of $112.9 million and $166.8 million as of December 31, 2008 and 2007, respectively. Further, upon being tendered for redemption by the holder, Piedmont reclassifies redeemable common shares from mezzanine equity to a liability at settlement value. As of December 31, 2007, approximately $6.0 million was recorded for shares tendered and eligible for redemption which had not been redeemed, and are, therefore, included in accounts payable, accrued expenses, and accrued capital expenditures in the accompanying consolidated balance sheet. As of December 31, 2008, the redemption pool was exhausted and no shares were eligible for redemption. Therefore, there was no accrual as of December 31, 2008.

Revenue Recognition

All leases on real estate assets held by Piedmont are classified as operating leases, and the related base rental income is generally recognized on a straight-line basis over the terms of the respective leases. Tenant reimbursements are recognized as revenue in the period that the related operating cost is incurred. Rents and tenant reimbursements collected in advance are recorded as deferred income in the accompanying consolidated balance sheets. Other rental income, consisting primarily of lease termination fees, is recognized once the tenant has lost the right to lease the space and Piedmont has satisfied all obligations under the related lease or lease termination agreement.

Gains on the sale of real estate assets are recognized upon completing the sale and, among other things, determining the sale price and transferring all of the risks and rewards of ownership without significant continuing involvement with the purchaser. Recognition of all or a portion of the gain would be deferred until both of these conditions are met. Losses are recognized in full as of the sale date.

Stock-based Compensation

Piedmont has issued restricted stock to employees and directors, as well as stock options outstanding which were granted to independent directors in prior years. Restricted stock issued to employees and directors during 2008 and 2007 resulted in compensation expense of approximately $4.1 million and $3.8 million, respectively, and directors' fees of approximately $0.5 million and $0.1 million, respectively. Piedmont intends to recognize the fair value of all stock options granted to directors or employees over the respective vesting periods. However, to date, the options granted by Piedmont to directors have not had significant value. All expense recognized by Piedmont related to stock-based compensation is recorded as general and administrative expense in the accompanying consolidated statements of income.

Net Income Per Share

Net income per share is calculated based on the weighted-average number of common shares outstanding during each period. Outstanding stock options have been excluded from the diluted earnings per share calculation, as their impact would be anti-dilutive. However, the incremental weighted-average shares from restricted stock awards are included in the diluted earnings per share calculation.

Income Taxes

Piedmont has elected to be taxed as a REIT under the Code, and has operated as such, beginning with its taxable year ended December 31, 1998. To qualify as a REIT, Piedmont must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its annual REIT taxable income. As a REIT,

Piedmont is generally not subject to federal income taxes. Accordingly, neither a provision nor a benefit for federal income taxes has been made in the accompanying consolidated financial statements. Piedmont is subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in the financial statements.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period financial statement presentation.

Recent Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment to FASB Statement No. 133* ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities, improving the transparency of financial reporting. The enhanced disclosures include descriptions of how and why the entity uses derivative instruments, how such instruments are accounted for under FASB Statement No. 133, and how derivative instruments affect the entity's financial position, operations, and cash flows. SFAS 161 will be effective for Piedmont beginning January 1, 2009. Piedmont does not expect the provisions of SFAS 161 to have a material effect on its consolidated financial statements.

In February 2008, the FASB issued Staff Position No. SFAS 157-2, *Effective Date of FASB Statement No. 157* ("FSP 157-2"). FSP 157-2 delays the effective date of SFAS 157, for all nonrecurring, nonfinancial assets and liabilities until fiscal years beginning after November 15, 2008. Accordingly, FSP 157-2 will be effective for Piedmont beginning January 1, 2009. Piedmont will continue to assess the provisions and evaluate the financial statement impact of SFAS 157-2 on its consolidated financial statements. However, Piedmont adopted the other aspects of SFAS 157 which are not excluded by FSP 157-2 for its financial assets and liabilities effective January 1, 2008. SFAS 157 defines fair value, establishes a framework for fair value, and expands disclosures required for fair value measurements under GAAP.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements* ("SFAS 160"). SFAS 160 requires that noncontrolling interests should be reported as an element of consolidated equity, thus eliminating the practice of classifying minority interests within a mezzanine section of the balance sheet. SFAS 160 also requires that net income encompass the total income of all consolidated subsidiaries with an additional separate disclosure on the face of the income statement of the attribution of that income between the controlling and noncontrolling interests. All increases and decreases in the noncontrolling ownership interest amount will be accounted for as equity transactions. SFAS 160 will be effective for Piedmont beginning January 1, 2009. Piedmont does not expect the provisions of SFAS 160 to have a material effect on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations* ("SFAS 141R"). SFAS 141R requires, among other things, that transaction costs incurred in business combinations, including acquisitions of real estate assets which qualify as a business, be expensed as incurred by the acquirer. Preacquisition contingencies, such as environmental or legal issues, as well as contingent consideration, will generally be accounted for in purchase accounting at fair value. SFAS 141R will be effective for Piedmont beginning January 1, 2009. Piedmont expects the provisions of SFAS 141R, to the extent it enters into material acquisition activity in 2009, to have a material financial statement impact on its consolidated financial statements.

In June 2007, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 07-1, *Clarification of the Scope of the Audit and Accounting Guide "Investment Companies" and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies* ("SOP 07-1"), which provides guidance for determining which entities fall within the scope of the AICPA Audit and

Accounting Guide for Investment Companies and requires additional disclosures for certain of those entities. The effective date of SOP 07-1 has been deferred indefinitely by the FASB. Piedmont will continue to assess the provisions and evaluate the financial statement impact of SOP 07-1 on its consolidated financial statements.

3. Goodwill

On April 16, 2007, Piedmont closed the transaction to internalize the functions of Piedmont's external advisor companies and became a self-managed entity (the "Internalization"). In connection with the closing, Piedmont acquired all of the outstanding shares of the capital stock of two affiliates of its former advisor for total consideration of $175 million, comprised entirely of 19,546,302 shares of Piedmont's common stock. For purposes of determining the amount of consideration paid, the parties to the transaction agreed to value the shares of Piedmont's common stock at a per share price of $8.9531. The purchase price included, among other things, certain net assets of Piedmont's former advisor, as well as the termination of Piedmont's obligation to pay certain fees required pursuant to the terms of the in-place agreements with the advisor including, but not limited to, disposition fees, listing fees, and incentive fees. (See Note 16 below).

In addition, in connection with the transaction, Piedmont's former advisor transferred and assigned the 20,000 limited partnership units it owned in Piedmont OP to Piedmont Office Holdings, Inc., a wholly-owned taxable REIT subsidiary of Piedmont, for 22,339 shares of Piedmont's common stock.

Of the original 19,546,302 shares issued as consideration for the Internalization, 162,706 shares (approximately 0.8%) were placed in an escrow account. On September 17, 2008, the board of directors of Piedmont approved a resolution to release 130,054 shares of the total 162,706 shares of such common stock to Wells Advisory Services I, LLC ("WASI") from the escrow account established at the closing of the Internalization. The release of such shares was subject to a calculation to determine a certain minimum level of projected earnings as a result of Piedmont's managing properties after the Internalization. This calculation was performed by Piedmont's management, reviewed by an independent third-party advisor, and agreed to by both parties. The remaining 32,652 shares held in escrow were returned to Piedmont on February 13, 2009. Further, dividend income received on these shares during the period they were held in escrow was distributed to WASI or returned to Piedmont pro-rata based on each party's allocated shares.

For financial reporting purposes, Piedmont accounted for the Internalization as a consummation of a business combination between parties with a pre-existing relationship, whereby the purchase consideration was allocated to identifiable tangible and intangible assets, with the remainder allocated to goodwill. The computation of goodwill is as follows (in thousands):

Piedmont shares of common stock issued as consideration (19,546,302 shares issued at $8.9531 per share)	$175,000
Assets acquired related to acquisition of former advisor companies	(1,409)
Liabilities assumed related to acquisition of former advisor companies	1,264
Subtotal	174,855
Acquisition costs and fees	5,516
Goodwill, as of December 31, 2007	180,371
Acquisition costs and fees	19
Goodwill, as of December 31, 2008	$180,390

Piedmont believes that the acquisition qualifies as a tax-free reorganization under Internal Revenue Code Section 368(a)(1)(A).

4. Notes Receivable

Notes receivable as of December 31, 2008 and 2007, respectively, are as follows (in thousands):

	2008	2007
Investment in mezzanine debt	$46,461	$ —
Note receivable from tenant	453	854
Notes receivable	$46,914	$ 854

On March 19, 2008, Piedmont invested $45.6 million in mezzanine debt of an entity which is generally secured by a pledge of the equity interest of the entity owning a 46-story, Class A, commercial office building located in downtown Chicago. Piedmont's interest is subordinate to the mortgage loan secured by the office building as well as subordinate to the interests of two other mezzanine lenders. The note matures on August 9, 2009 (with three one-year extension options exercisable at the borrower's discretion) and bears interest at a floating rate of LIBOR plus 1.61%. The purchase of the mezzanine debt resulted in a discount which will be amortized to interest income over the life of the loan using the straight-line method, which materially approximates the effective interest method. Such income, in addition to interest income received through borrower loan repayments, is recognized as interest income in the consolidated financial statements. Piedmont recognized such interest income of $2.5 million for the year ended December 31, 2008.

5. Acquisitions of Real Estate Assets

The following properties were acquired in 2008 (dollars in thousands):

Property	Acquisition Date	Location	Approximate Square Feet	Purchase Price
35 W. Wacker Building(1)	May 15, 2008	Chicago, IL	N/A	$ 3,100
Piedmont Pointe II	June 25, 2008	Bethesda, MD	221,000	$83,700

(1) Piedmont purchased an additional 1.5446% interest in the 1.1 million square feet office building from one of the minority shareholders in the joint venture that owns the building. Piedmont's total ownership interest in the building is now approximately 96.5%.

6. Impairment of Real Estate Assets

20/20 Building (Investment in Unconsolidated Joint-Venture)

During the third quarter 2008, Piedmont recorded approximately $2.1 million as its pro-rata share of an impairment charge related to the 20/20 Building, which is owned by Fund XI-XII-REIT Joint Venture. The 20/20 Building was purchased in July 1999 and consists of one, three-story office building located in Leawood, KS totaling approximately 70,000 square feet. Piedmont, through its investment in Fund XI-XII-REIT, owns approximately 57% of the 20/20 Building.

The estimated fair value of the underlying asset was determined based upon the present value of discounted cash flows. The charge related to the "other than temporary" impairment of the investment was recorded with other net operations of the property as equity in income of unconsolidated joint ventures in the accompanying consolidated statements of income, and as a reduction to the investment in unconsolidated joint ventures in the accompanying consolidated balance sheets.

5000 Corporate Court Building

During the fourth quarter 2006, Piedmont considered the results of exploratory marketing of the 5000 Corporate Court Building in Holtsville, New York. Based on the results of such exploratory marketing and a reduction in the intended holding period, Piedmont determined that the carrying value of the real estate and intangible assets was less than the projected undiscounted future cash flows. Accordingly, Piedmont recorded an impairment loss on real estate assets of approximately $7.6 million during the fourth quarter 2006 to reduce the carrying value of the 5000 Corporate Court Building to its estimated fair value based on offers received in connection with such marketing efforts. The offers received were not deemed to be acceptable; therefore, Piedmont elected to focus on building the value of the property through leasing and marketing strategies.

7. Unconsolidated joint ventures

Investments in Unconsolidated Joint Ventures

As of December 31, 2008 and 2007, Piedmont owned interests in the following unconsolidated joint ventures (in thousands):

	2008		2007	
	Amount	**Percentage**	**Amount**	**Percentage**
Fund XIII and REIT Joint Venture	**$21,601**	**72%**	$22,956	72%
Fund XII and REIT Joint Venture	**17,616**	**55%**	18,212	55%
Fund XI, XII and REIT Joint Venture	**3,210**	**57%**	5,325	57%
Wells/Freemont Associates	**5,406**	**78%**	5,557	78%
Fund IX, X, XI and REIT Joint Venture	**407**	**4%**	418	4%
	$48,240		$52,468	

Through the unconsolidated joint ventures listed above, Piedmont owned partnership interests in eight buildings comprised of approximately 0.9 million square feet as of December 31, 2008 and 2007.

Due from Unconsolidated Joint Ventures

As of December 31, 2008 and 2007, due from unconsolidated joint ventures represents operating distributions due to Piedmont from its investments in unconsolidated joint ventures for the fourth quarters 2008 and 2007, respectively.

8. Lines of Credit and Notes Payable

The following table summarizes the terms of Piedmont's indebtedness outstanding as of December 31, 2008 and 2007 (in thousands):

Facility	Fixed-rate (F) or Variable-rate (V)	Rate	Term Debt (T) or Revolving (R)	Amortizing (A) or Interest Only (IO)	Maturity	Amount Outstanding as of December 31, 2008	2007
Secured Pooled Facility	F	4.84%	T	IO	6/7/2014	**$ 350,000**	$ 350,000
Aon Center Chicago Mortgage Note	F	4.87%	T	IO	5/1/2014	**200,000**	200,000
	F	5.70%	T	IO	5/1/2014	**25,000**	25,000
$125.0 Million Fixed-Rate Loan	F	5.50%	T	IO	4/1/2016	**125,000**	125,000
35 W. Wacker Building Mortgage Note	F	5.10%	T	IO	1/1/2014	**120,000**	120,000
WDC Mortgage Notes	F	5.76%	T	IO	11/1/2017	**140,000**	140,000
$105.0 Million Fixed-Rate Loan	F	5.29%	T	IO	5/11/2015	**105,000**	105,000
$45.0 Million Fixed-Rate Loan	F	5.20%	T	IO	6/1/2012	**45,000**	45,000
$42.5 Million Fixed-Rate Loan	F	5.70%	T	IO	10/11/2016	**42,525**	42,525
3100 Clarendon Boulevard Building Mortgage Note	F	6.40%	T	IO	8/25/2008	**—**	33,896
One Brattle Square Building Mortgage Note	F	8.50%	T	A	3/11/2028[4]	**—**	26,109
$250 Million Unsecured Term Loan	V[1]	LIBOR (0.44%)[2] + 1.50%	T	IO	6/28/2010	**250,000**	—
$500 Million Unsecured Facility	V	2.19%[3]	R	IO	8/30/2011	**121,100**	89,000
Total indebtedness						**$1,523,625**	$1,301,530

(1) $250 Million Unsecured Term Loan has a stated variable rate; however, Piedmont entered into an interest rate swap which effectively fixes the rate on this facility to 4.97% as of December 31, 2008.

(2) Represents 30-day LIBOR rate as of December 31, 2008.

(3) Rate is equal to the weighted-average interest rate on all outstanding draws as of December 31, 2008. Piedmont may select from multiple interest rate options with each draw, including the prime rate and various length LIBOR locks. All selections are subject to an additional spread (0.475% as of December 31, 2008) over the selected rate based on Piedmont's current credit rating.

(4) On March 11, 2008, Piedmont repaid the entire outstanding principal balance on the One Brattle Square Building Mortgage Note.

$250 Million Unsecured Term Loan and Related Interest Rate Swap

On June 26, 2008, Piedmont OP entered into a $250 million unsecured term loan facility (the "$250 Million Unsecured Term Loan") with J.P. Morgan Securities Inc. and Banc of America Securities, LLC, serving together as co-lead arrangers, JPMorgan Chase Bank, N.A., serving as administrative agent, Bank of America, N.A., serving as syndication agent, Wells Fargo Bank, N.A. ("Wells Fargo"), Regions Bank, N.A., and US Bank N.A., as documentation agents, and a syndicate of other financial institutions, serving as participants.

The term of the $250 Million Unsecured Term Loan is two years, and Piedmont may extend the term for one additional year provided Piedmont is not then in default and upon the payment of a 25 basis point extension fee. Piedmont paid customary arrangement and upfront fees of approximately $1.9 million to the lenders in connection with the closing of the $250 Million Unsecured Term Loan.

The $250 Million Unsecured Term Loan bears interest at varying levels based on (i) the London Interbank Offered Rate ("LIBOR"), (ii) the credit rating levels issued for Piedmont, and (iii) an interest period selected by Piedmont of one, two, three, six months, or to the extent available from all lenders in each case, one year or periods of less than one month. The stated interest rate spread over LIBOR can vary from LIBOR plus 1.1% to LIBOR plus 2.0% based upon the then current credit rating of Piedmont. As of December 31, 2008, the current stated interest rate spread over LIBOR on the loan was 1.50%.

Under the $250 Million Unsecured Term Loan, Piedmont is subject to certain financial covenants that require, among other things, the maintenance of an unencumbered interest coverage ratio of at least 1.75, an unencumbered leverage ratio of at least 1.60, a fixed charge coverage ratio of at least 1.50, a leverage ratio of no more than 0.60, and a secured debt ratio of no more than 0.40.

In connection with obtaining the $250 Million Unsecured Term Loan, Piedmont entered into an interest rate swap agreement with Regions Bank for the full outstanding balance of the loan. The effective date of the interest rate swap agreement is June 27, 2008, and the interest rate swap agreement terminates June 28, 2010. Based upon Piedmont's current credit rating and the terms of the interest rate swap agreement, Piedmont's cash expenditure for interest is effectively fixed on the $250 Million Unsecured Term Loan at 4.97%. See additional information concerning the interest swap below in Note 9.

In the event of a change of control of Piedmont, a certain non-consenting lender representing approximately $50 million of the $250 Million Unsecured Term Loan may either be replaced by Piedmont with a suitable replacement lender, or be repaid by Piedmont within 10 days.

Aggregate Maturities

A summary of the aggregate maturities of Piedmont's indebtedness as of December 31, 2008, is provided below (in thousands):

2009	$ —
2010	250,000[1]
2011	121,100[2]
2012	45,000
2013	—
Thereafter	1,107,525
Total	$1,523,625

(1) Amount maturing represents the outstanding balance as of December 31, 2008 on the $250 Million Unsecured Term Loan, which may be extended, upon payment of a 25 basis point fee, to June 2011.

(2) Amount maturing represents the outstanding balance as of December 31, 2008 on the $500 Million Unsecured Line of Credit, which may be extended, upon payment of a 15 basis point fee, to August 2012.

Piedmont's weighted-average interest rate as of December 31, 2008 and 2007, for aforementioned borrowings was approximately 4.89% and 5.38%, respectively. Piedmont made interest payments on indebtedness, including amounts capitalized, of approximately $73.2 million, $63.2 million, and $60.4 million during the years ended December 31, 2008, 2007, and 2006, respectively.

9. Fair Value Measurements

Piedmont considers its cash, accounts receivable, notes receivable, accounts payable, interest rate swap agreement, and lines of credit and notes payable to meet the definition of financial instruments. As of December 31, 2008 and 2007, the carrying value of cash, accounts receivable, notes receivable from tenants to fund certain expenditures related to the property, and accounts payable approximated fair value. Piedmont estimates the fair value of its lines of credit and notes payable to be $1.4 billion and $1.3 billion as of December 31, 2008 and 2007, respectively. The estimated fair value of Piedmont's investment in mezzanine debt, a component of notes receivable in its accompanying consolidated balance sheets, is approximately $29.7 million as of December 31, 2008.

Effective January 1, 2008, Piedmont adopted SFAS 157, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

In instances in which the inputs used to measure fair value may fall into different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement in its entirety has been determined is based on the lowest level input that is significant to the fair value measurement in its entirety. Piedmont's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Interest Rate Swap Valuation

Piedmont's interest rate swap has been designated as a hedge of the variability in expected future cash flows on the $250 Million Unsecured Term Loan. Piedmont's objective in using this interest rate derivative is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks that currently exist. The valuation of this instrument is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of this derivative. This analysis reflects the contractual terms of the derivative, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities.

Upon the adoption of SFAS 157, Piedmont modified its methodology for estimating the fair value of its derivative financial instrument. In addition to the computations previously described, Piedmont considered both its own and the respective counterparty's risk of non-performance in determining the fair value of its derivative financial instrument. To do this, Piedmont estimated the total expected exposure under the derivative financial instrument, consisting of the current exposure and the potential future exposure that both Piedmont and the counterparty to the interest rate swap agreement were at risk to as of the valuation date. The total expected exposure was then discounted using discount factors that contemplate the credit risk of Piedmont and the counterparty to arrive at a credit charge. This credit charge was then netted against the fair value of the derivative financial instrument computed based on Piedmont's prior methodology to arrive at an estimate of fair value based on the framework presented in SFAS 157. As of December 31, 2008, the credit valuation adjustment did not comprise a material portion of the fair value of the derivative financial instrument.

As of December 31, 2008, Piedmont believes that any unobservable inputs used to determine the fair value of its derivative financial instrument are not significant to the fair value measurement in its entirety, and therefore Piedmont does not consider its derivative financial instrument to be considered a Level 3 Liability.

The table below presents Piedmont's liability measured at fair value on a recurring basis as of December 31, 2008, aggregated by the level in the fair value hierarchy within which the measurement falls (in thousands):

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008
Liabilities				
Derivative financial instrument	$ —	$8,957	$ —	$8,957

10. Commitments and Contingencies

Commitments Under Existing Lease Agreements

Certain lease agreements include provisions that, at the option of the tenant, may obligate Piedmont to provide funding for capital improvements. Under Piedmont's existing lease agreements, tenants are entitled to significant landlord-funded tenant improvements, leasing commissions, and building improvements. In addition, certain lease agreements contain provisions that require us to issue corporate guarantees to provide funding for such capital improvements.

Contingencies Related to Tenant Audits

Certain lease agreements include provisions that grant tenants the right to engage independent auditors to audit their annual operating expense reconciliations. Such audits may result in the re-interpretation of language in the lease agreements which could result in the refund of previously recognized tenant reimbursement revenues, resulting in financial loss to Piedmont.

Operating Lease Obligations

Three properties (the River Corporate Center Building in Tempe, AZ; the Avnet Building in Tempe, AZ; and the Bellsouth Building in Ft. Lauderdale, FL) are subject to ground leases with expiration dates ranging between 2048 and 2101. The aggregate remaining payments required under the terms of these operating leases as of December 31, 2008 are presented below (in thousands):

2009	$ 636
2010	636
2011	636
2012	750
2013	750
Thereafter	77,118
Total	$80,526

Ground rent expense for the years ended December 31, 2008, 2007, and 2006, was approximately $574,000, $563,000, and $563,000, respectively, and is included in property operating costs in the accompanying consolidated statements of income. The net book value of the real estate assets of the related office buildings subject to operating ground leases is approximately $28.2 million and $29.1 million as of December 31, 2008 and 2007, respectively.

Assertion of Legal Action

In Re Wells Real Estate Investment Trust, Inc. Securities Litigation, Civil Action No. 1:07-cv-00862-CAP
(Upon motions to dismiss filed by defendants, parts of all seven counts were dismissed by the court. Counts III through VII were dismissed in their entirety. A motion for class certification has been filed and the parties are engaged in discovery.)

On March 12, 2007, a stockholder filed a purported class action and derivative complaint in the United States District Court for the District of Maryland against, among others, Piedmont, Piedmont's previous advisors, and the officers and directors of Piedmont prior to the closing of the Internalization. The complaint attempts to assert class action claims on behalf of those persons who received and were entitled to vote on the proxy statement filed with the SEC on February 26, 2007.

The complaint alleges, among other things, (i) that the consideration to be paid as part of the Internalization is excessive; (ii) violations of Section 14(a), including Rule 14a-9 thereunder, and Section 20(a) of the Exchange Act, based upon allegations that the proxy statement contains false and misleading statements or omits to state material facts; (iii) that the board of directors and the current and previous advisors breached their fiduciary duties to the class and to Piedmont; and (iv) that the proposed Internalization will unjustly enrich certain directors and officers of Piedmont.

The complaint seeks, among other things, (i) certification of the class action; (ii) a judgment declaring the proxy statement false and misleading; (iii) unspecified monetary damages; (iv) to nullify any stockholder approvals obtained during the proxy process; (v) to nullify the Internalization; (vi) restitution for disgorgement of profits, benefits, and other compensation for wrongful conduct and fiduciary breaches; (vii) the nomination and election of new independent directors, and the retention of a new financial advisor to assess the advisability of Piedmont's strategic alternatives; and (viii) the payment of reasonable attorneys' fees and experts' fees.

On June 27, 2007, the plaintiff filed an amended complaint, which contains the same counts as the original complaint, described above, with amended factual allegations based primarily on events occurring subsequent to the original complaint and the addition of a Piedmont officer as an individual defendant.

On March 31, 2008, the court granted in part the defendants' motion to dismiss the amended complaint. The court dismissed five of the seven counts of the amended complaint in their entirety. The court dismissed the remaining two counts with the exception of allegations regarding the failure to disclose in Piedmont's proxy statement details of certain expressions of interest by a third party in acquiring Piedmont. On April 21, 2008, the plaintiff filed a second amended complaint, which alleges violations of the federal proxy rules based upon allegations that the proxy statement to obtain approval for Internalization omitted details of certain expressions of interest in acquiring Piedmont. The second amended complaint seeks, among other things, unspecified monetary damages, to nullify and rescind Internalization, and to cancel and rescind any stock issued to the defendants as consideration for Internalization. On May 12, 2008, the defendants answered the second amended complaint.

On June 23, 2008, the plaintiff filed a motion for class certification. On January 16, 2009, defendants filed their response to plaintiff's motion for class certification. The plaintiff filed its reply in support of its motion for class certification on February 19, 2009, and the motion is presently pending before the court. The parties are presently engaged in discovery.

Piedmont believes that the allegations contained in the complaint are without merit and will continue to vigorously defend this action. Due to the uncertainties inherent in the litigation process, it is not possible to predict the ultimate outcome of this matter at this time; however, as with any litigation, the risk of financial loss does exist.

***In Re Piedmont Office Realty Trust, Inc. Securities Litigation, Civil Action No. 1:07-cv-02660-*CAP (Defendants have filed a motion to dismiss the amended complaint.)**

On October 25, 2007, the same stockholder mentioned above filed a second purported class action in the United States District Court for the Northern District of Georgia against Piedmont and its board of directors. The complaint attempts to assert class action claims on behalf of (i) those persons who were entitled to tender their shares pursuant to the tender offer filed with the SEC by Lex-Win Acquisition LLC, a former stockholder, on May 25, 2007, and (ii) all persons who are entitled to vote on the proxy statement filed with the SEC on October 16, 2007.

The complaint alleges, among other things, violations of the federal securities laws, including Sections 14(a) and 14(e) of the Exchange Act and Rules 14a-9 and 14e-2(b) promulgated thereunder. In addition, the complaint alleges that defendants have also breached their fiduciary duties owed to the proposed classes.

On December 26, 2007, the plaintiff filed a motion seeking that the court designate it as lead plaintiff and its counsel as class lead counsel, which the court granted on May 2, 2008.

On May 19, 2008, the lead plaintiff filed an amended complaint which contains the same counts as the original complaint. On June 30, 2008, defendants filed a motion to dismiss the amended complaint. The court has not yet ruled on the motion to dismiss.

Piedmont believes that the allegations contained in the complaint are without merit and will continue to vigorously defend this action. Due to the uncertainties inherent in the litigation process, it is not possible to predict the ultimate outcome of this matter at this time; however, as with any litigation, the risk of financial loss does exist.

Donald and Donna Goldstein, Derivatively on behalf of Nominal Defendant Piedmont Office Realty Trust, Inc. v. Leo F. Wells, III, et al. **(Defendant's motion to dismiss granted on February 9, 2009.)**

On August 24, 2007, two stockholders of Piedmont filed a putative shareholder derivative complaint in the Superior Court of Fulton County, State of Georgia, on behalf of Piedmont against, among others, one of Piedmont's previous advisors, and a number of Piedmont's current and former officers and directors.

The complaint alleged, among other things, (i) that the consideration paid as part of the Internalization of Piedmont's previous advisors was excessive; (ii) that the defendants breached their fiduciary duties to Piedmont; and (iii) that the Internalization transaction unjustly enriched the defendants.

The complaint sought, among other things, (i) a judgment declaring that the defendants have committed breaches of their fiduciary duties and were unjustly enriched at the expense of Piedmont; (ii) monetary damages equal to the amount by which Piedmont has been damaged by the defendants; (iii) an order awarding Piedmont restitution from the defendants and ordering disgorgement of all profits and benefits obtained by the defendants from their wrongful conduct and fiduciary breaches; (iv) an order directing the defendants to respond in good faith to offers which are in the best interest of Piedmont and its stockholders and to establish a committee of independent directors or an independent third party to evaluate strategic alternatives and potential offers for Piedmont, and to take steps to maximize Piedmont's and the stockholders' value; (v) an order directing the defendants to disclose all material information to Piedmont's stockholders with respect to the Internalization transaction and all offers to purchase Piedmont and to adopt and implement a procedure or process to obtain the highest possible price for the stockholders; (vi) an order rescinding, to the extent already implemented, the Internalization transaction; (vii) the establishment of a constructive trust upon any benefits improperly received by the defendants as a result of their wrongful conduct; and (viii) an award to the plaintiffs of costs and disbursements of the action, including reasonable attorneys' and experts' fees.

On March 13, 2008, the court granted the motion to dismiss this complaint. On April 11, 2008, the plaintiffs filed a notice to appeal the court's judgment granting the defendants' motion to dismiss. On February 9, 2009, the Georgia Court of Appeals issued an opinion affirming the Court's judgment granting the defendants' motion to dismiss. The time for plaintiffs to file a notice of intention to apply for certiorari in the Georgia Supreme Court or move for reconsideration has expired.

Other Legal Matters

Piedmont is from time to time a party to other legal proceedings, which arise in the ordinary course of its business. None of these ordinary course legal proceedings are reasonably likely to have a material adverse effect on results of operations or financial condition.

11. Stockholders' Equity

Deferred Stock Award Grant

Pursuant to the 2007 Omnibus Incentive Plan, Piedmont granted the following deferred stock awards to its employees:

	Deferred Stock Award Grants	
Date of Grant	April 21, 2008	May 18, 2007
Shares granted[1]	451,782	764,850
Shares withheld to pay taxes[2]	20,695	82,666
Shares unvested as of December 31, 2008	334,529	366,020
Fair value of awards on date of grant[3]	\$8.70	\$10.00

(1) Of the shares granted, 25% vested on the day of grant and the remaining shares, adjusted for any forfeitures, vest ratably on the anniversary date over the following three years.

(2) These shares were surrendered upon vesting to satisfy required minimum tax withholding obligations.

(3) The fair value of the awards is based on an assumed price reduced by the present value of dividends expected to be paid on the unvested portion of the shares discounted at the appropriate risk-free rate.

During the years ended December 31, 2008 and 2007, Piedmont recognized approximately \$4.1 million and \$3.8 million of compensation expense for all deferred stock grants issued to employees, respectively, of which \$3.1 million and \$1.9 million, respectively, related to the nonvested shares. As of December 31, 2008, approximately \$2.0 million of unrecognized compensation cost related to nonvested, share-based compensation remained, which Piedmont will record in its statements of income over a weighted-average vesting period of approximately 2 years.

Annual Independent Director Equity Awards

On June 13, 2008, the board of directors of Piedmont approved an annual equity award for each of the independent directors of \$50,000 payable in the form of 5,747 shares of Piedmont's common stock. In addition, awards of 5,747 shares were also issued to each of Piedmont's newly appointed independent directors on June 26, 2008 and October 14, 2008, respectively. Further, all 2007 awards which were previously deferred by directors during 2007 were issued on June 13, 2008. During the year ended December 31, 2008, directors' fees included in general and administrative expense in the accompanying consolidated statements of income included approximately \$500,000 related to these equity awards.

Director Option Plan

Effective April 16, 2007, Piedmont's board of directors suspended the Director Option Plan. Outstanding awards continue to be governed by the terms of the Director Option Plan. All equity awards granted subsequent to 2007 were made and will continue to be made under the 2007 Omnibus Incentive Plan.

Under the Director Option Plan, options to purchase shares of common stock at \$12 per share were granted upon initially becoming an independent director of Piedmont and each subsequent year at the annual meeting through 2006. All options that were granted and remained outstanding as of December 31, 2008 are fully vested, and the value of the awards is estimated as deminimus. All such options expire on the tenth anniversary of the date of grant (sooner in the event of disability, death, or resignation of the independent director). The weighted-average contractual remaining life for options that are exercisable as of December 31, 2008 is approximately four years.

A summary of Piedmont's stock option activity under its Director Option Plan for the years ended December 31, 2008, 2007, and 2006, follows:

	Number of Options Outstanding	Exercise Price	Number of Options Exercisable
Outstanding as of January 1, 2006	61,000	$12	43,500
Granted	7,000	$12	
Terminated	(2,000)	$12	
Outstanding as of December 31, 2006	66,000	$12	51,500
Terminated	(6,000)	$12	
Expired	(29,000)	$12	
Outstanding as of December 31, 2007	31,000	$12	27,000
No activity	—		
Outstanding as of December 31, 2008	31,000	$12	31,000

Director Warrant Plan

The Director Warrant Plan provided for the issuance of one warrant to purchase common stock for every 25 shares of common stock purchased by an independent director. The exercise price of the warrants was $12 per share. As of December 31, 2007, 3,619 warrants were outstanding under the Director Warrant Plan. On March 25, 2008, the board of directors of Piedmont terminated the Director Warrant Plan, and all outstanding warrants were cancelled.

Dividend Reinvestment Plan

Under Piedmont's DRP, common stockholders may elect to reinvest an amount equal to the dividends declared on their common shares into additional shares of Piedmont's common stock in lieu of receiving cash dividends. The shares may be purchased at a fixed price per share, and participants in the DRP may purchase fractional shares so that 100% of the dividends will be used to acquire shares of Piedmont's stock. The board of directors, by majority vote, may amend or terminate the DRP for any reason. However, per Internal Revenue Service guidelines concerning preferential dividend treatment, Piedmont may not offer shares under the DRP at a price less than 95% of its most recent net asset valuation, which is performed on an annual basis. The DRP price for first quarter 2008 was $8.53, and on March 25, 2008, based on the receipt of Piedmont's December 31, 2007 calculated net asset value, the board of directors changed the price for purchase of common shares pursuant to the DRP to $8.38 effective beginning with dividends declared and paid in second quarter 2008. This price remained the same for the third and fourth quarter 2008.

On March 10, 2009, the board of directors of Piedmont determined the price for purchase of common shares pursuant to the DRP to be equal to $7.03 effective beginning with dividends declared and paid in the first quarter 2009. Such price was determined based on 95% of the December 31, 2008 calculated net asset value.

Share Redemption Program

Under Piedmont's common stock redemption program, investors who have held shares for more than one year may redeem shares subject to the following limitations: (i) Piedmont may not redeem during any calendar year in excess of 5% of the weighted-average common shares outstanding during the prior calendar year; and (ii) in no event shall the life-to-date aggregate amount of redemptions under the Piedmont share redemption program exceed life-to-date aggregate proceeds received from the sale of shares pursuant to the DRP. On June 30, 2008, Piedmont determined that the allocated percentage of the 2008 pool of shares for redemptions related to ordinary requests had been exhausted. Shares redeemed under the program for the remainder of 2008 were for death and required minimum distribution ("RMD") requests only. As a result, further requests were not fulfilled for ordinary redemptions for the remainder of calendar year 2008 after the completion of the June 2008 share redemptions. All ordinary redemption requests received after June 30, 2008 were deferred.

On November 12, 2008, the board of directors of Piedmont suspended all redemptions under the share redemption program effective as of January 1, 2009. In March 2009, the board of directors of Piedmont added the additional limitation that the total shares redeemed during calendar year 2009 may not exceed $100.0 million in value based upon the anticipated proceeds to be received from the dividend reinvestment plan in 2009. Additionally, in March 2009, the board of directors of Piedmont set the redemption price at the lesser of $7.03 or the purchase price per share that the stockholder actually paid less the special capital distribution of $1.62 per share in June 2005 if received by the stockholder.

Private Equity Purchase

In August 2008, Piedmont purchased approximately 3.9 million shares owned collectively by Lex-Win Acquisition LLC and its affiliates (the "Sellers") for a purchase price of $8.31 per share. These purchases represent the entire balance of common stock of Piedmont owned by the Sellers. The purchase agreement contained customary representations and warranties by the Sellers, a standstill provision enforceable against the Sellers, and mutual non-disparagement provisions.

12. Weighted-Average Common Shares

There are no adjustments to "Net income" or "Income from continuing operations" for the diluted earnings per share computations.

The following table reconciles the denominator for the basic and diluted earnings per share computations shown on the consolidated statements of income for the years ended December 2008, 2007, and 2006 (in thousands):

	December 31, 2008	December 31, 2007	December 31, 2006
Weighted-average common shares—basic	**478,757**	482,093	461,693
Plus incremental weighted-average shares from time-vested conversions:			
Restricted stock awards	**410**	174	—
Weighted-average common shares—diluted	**479,167**	482,267	461,693

13. Operating Leases

Piedmont's real estate assets are leased to tenants under operating leases for which the terms vary, including certain provisions to extend the lease term, options for early terminations subject to specified penalties, and other terms and conditions as negotiated. Piedmont retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Amounts required as security deposits vary depending upon the terms of the respective leases and the creditworthiness of the tenant, however, generally they are not significant. Therefore, exposure to credit risk is limited to the extent that the receivables exceed this amount. Security deposits related to tenant leases are included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.

Piedmont's properties are located in 22 states and the District of Columbia. As of December 31, 2008, approximately 25% and 19% of Piedmont's total real estate assets based on 2008 annualized gross rental revenues are located in metropolitan Chicago and metropolitan Washington, D.C., respectively.

The future minimum rental income from Piedmont's investment in real estate assets under non-cancelable operating leases, excluding properties under development, as of December 31, 2008, is presented below (in thousands):

Years ending December 31:	
2009	$ 419,460
2010	403,806
2011	355,031
2012	286,611
2013	223,577
Thereafter	813,490
Total	$2,501,975

14. Discontinued Operations

Piedmont has classified the results of operations related to the following properties as discontinued operations:

Building Sold:	Month and Year of Sale
Citigroup Fort Mill Building, Fort Mill, SC	March 2007
Videojet Technology Building, Woodale, IL	March 2007
Frank Russell Building, Tacoma, WA	December 2006
Northrop Grumman Building, Aurora, CO	July 2006
IRS Daycare Building, Holtsville, NY	April 2006

The details comprising income from discontinued operations are presented below (in thousands):

	Years Ended December 31,		
	2008	2007	2006
Revenues:			
Rental income	**$ 10**	$ 1,259	$12,993
Tenant reimbursements	—	(401)	191
Gain on sale	—	20,680	27,922
	10	21,538	41,106
Expenses:			
Property operating costs	—	(397)	275
Asset and property management fees	—	—	3
Depreciation	—	311	2,918
Amortization	—	41	1,367
General and administrative expenses	—	35	89
	—	(10)	4,652
Income from discontinued operations	**$ 10**	$21,548	$36,454

15. Supplemental Disclosures of Noncash Activities

Significant noncash investing and financing activities for the years ended December 31, 2008, 2007, and 2006 (in thousands) are outlined below:

	2008	2007	2006
Investment in real estate funded with other assets	$ —	$ –	$ 5,000
Acquisition and advisory fees applied to investments	$ —	$ –	$ 1,328
Acquisition of Piedmont's former advisor in exchange for common stock	$ —	$175,000	
Transfer of common stock to Piedmont's former advisor in exchange for partnership units	$ —	$ 200	$ —
Investment in goodwill funded with other assets	$ —	$ 1,504	$ —
Accrued goodwill costs	$ —	$ 307	$ —
Liabilities assumed under acquisition of Piedmont's former advisor	$ —	$ 1,264	$ —
Liabilities assumed upon acquisition of properties	$ —	$ 190	$ 2,468
Accrued capital expenditures and deferred lease costs	**$12,378**	$ 9,391	$ 3,592
Accrued redemptions of common stock	**$ (5,969)**	$ 5,144	$ 825
Discounts applied to issuance of common stock	**$ 644**	$ 13,853	$ 1,273
Discounts reduced as result of redemptions of common stock	**$ 1,736**	$ 563	$ 1,610
Redeemable common stock	**$53,882**	$ (30,680)	$30,886

16. Related-Party Transactions

For the period from January 1, 2006, through the closing of the Internalization transaction on April 16, 2007, Piedmont was a party to and incurred expenses under the following agreements with Piedmont's former advisor and its affiliates (who prior to the Internalization was a limited partner in Piedmont's operating partnership):

Agreement	Services Provided	Fees Incurred (in thousands)		
		2008	2007	2006
Asset Advisory Agreement	Manage day-to-day operations; administer, promote, operate, maintain, improve, finance, lease, dispose of properties; provide accounting, compliance, other administrative services	N/A	$7,046	$21,043
Property Management Agreement	Manage properties; coordinate leasing of properties; manage construction activities at certain properties.	N/A	$1,515	$ 3,318
Acquisition Advisory Agreement	Provide capital-raising functions; transfer agent and stockholder communication services	N/A	$ —	$ 3,700
	Acquisition of properties	N/A	$ —	$ 1,328
Administrative reimbursements (pursuant to agreements listed above)[1]	Piedmont was required to reimburse each service provider for various expenses incurred in connection with the performance of its duties	N/A	$3,034	$ 7,854

(1) Includes approximately $785,000 and $934,000 which was reimbursed by tenants pursuant to the respective lease agreements for the years ended December 31, 2007 and 2006, respectively.

Agreements with Former Advisor Companies Post Internalization

From the closing of the Internalization transaction on April 16, 2007, through December 31, 2008, Piedmont was a party to and incurred expenses under the following agreements with Piedmont's former advisor and its affiliates:

Agreement	Services Provided	Fees Incurred / (Revenues Earned) for the Year Ended (in thousands)		Termination Date	Renewal Options
		2008	2007		
Property Management Services—Piedmont-Owned Properties Managed by Former Advisor	Manage day-to-day operations including accounting services for 10 properties	**$ 1,442**	$ 1,065	April 1, 2009 Terminated agreement as it relates to 7 of the 17 properties, effective July 1, 2008	Automatically renews unless either party gives 60 day notice of intent not to renew
Property Management Services—Properties Owned by Real Estate Programs Sponsored by Former Advisor Managed by Piedmont	Manage day-to-day operations including accounting services for 22 properties	**$(3,070)**	$(2,035)	April 16, 2009	Automatically renews unless either party gives 60 day notice of intent not to renew
Transition Services Agreement	Investor relations support services; transfer agent-related services; investor communication support	**$ 1,953**	$ 1,552	April 15, 2009 Terminated investor communication support portion of agreement effective July 1, 2008	Automatically renews for successive 180-day periods unless otherwise terminated upon 30 days' written notice
Headquarters Sublease Agreement	Office space located at 6200 The Corners Parkway, Norcross, Ga., along with furniture, fixtures, and equipment	**$ 153**	$ 218	Terminated as of July 1, 2008-resulted in termination expense of approximately $164,000	
Support Services Agreement	Information technology services	**$ 455**	$ 609	Terminated as of July 1, 2008	

17. Income Taxes

Piedmont's income tax basis net income for the years ended December 31, 2008, 2007, and 2006, is calculated as follows (in thousands):

	2008	2007	2006
GAAP basis financial statement net income	**$131,314**	$133,610	$133,324
Increase (decrease) in net income resulting from:			
Depreciation and amortization expense for financial reporting purposes in excess of amounts for income tax purposes	**47,054**	43,018	43,072
Rental income accrued for income tax purposes less than amounts for financial reporting purposes	**(12,733)**	(15,190)	(7,777)
Net amortization of above/below-market lease intangibles for financial reporting purposes in excess of amounts for income tax purposes	**(734)**	932	2,742
(Loss) gain on disposal of property for financial reporting purposes in excess of amounts for income tax purposes	**(566)**	2,059	(4,579)
Taxable income of Piedmont Washington Properties, Inc., in excess of amount for financial reporting purposes	**4,403**	3,894	8,076
Other expenses for financial reporting purposes in excess of amounts for income tax purposes	**5,429**	11,750	26,143
Income tax basis net income, prior to dividends paid deduction	**$174,167**	$180,073	$201,001

For income tax purposes, dividends to common stockholders are characterized as ordinary income, capital gains, or as a return of a stockholder's invested capital. The composition of Piedmont's distributions per common share is presented below:

	2008	2007	2006
Ordinary income	**62%**	56%	66%
Capital gains	**—**	8%	9%
Return of capital	**38%**	36%	25%
	100%	100%	100%

At December 31, 2008, the tax basis carrying value of Piedmont's total assets was approximately $4.5 billion.

Piedmont recorded interest and penalties of approximately $0, $0.6 million, and $0.5 million for the years ended December 31, 2008, 2007, and 2006, respectively, related to uncertain tax positions as general and administrative expense in the accompanying consolidated statements of income. Accrued interest and penalties are included in accounts payable, accrued expenses, and accrued capital expenditures in the accompanying consolidated balance sheets.

Piedmont's reserve related to its tax exposures was approximately $6.7 million as of December 31, 2008 and 2007. The tax years 2005 to 2008 remain open to examination by certain tax jurisdictions to which Piedmont is subject.

18. Quarterly Results (unaudited)

A summary of the unaudited quarterly financial information for the years ended December 31, 2008 and 2007, is presented below (in thousands, except per-share data):

	2008			
	First	**Second**	**Third**	**Fourth**
Revenues	**$159,093**	**$152,161**	**$155,295**	**$155,416**
Real estate operating income	**$ 53,553**	**$ 47,111**	**$ 52,791**	**$ 50,400**
Discontinued operations	**$ 10**	**$ —**	**$ —**	**$ —**
Net income	**$ 37,361**	**$ 30,470**	**$ 31,888**	**$ 31,595**
Basic and diluted earnings per share	**$ 0.08**	**$ 0.06**	**$ 0.07**	**$ 0.06**
Dividends per share	**$ 0.1467**	**$ 0.1467**	**$ 0.1467**	**$ 0.1467**

	2007			
	First	**Second**	**Third**	**Fourth**
Revenues	$148,218	$146,177	$149,479	$149,375
Real estate operating income	$ 41,999	$ 41,358	$ 43,735	$ 41,317
Discontinued operations	$ 21,516	$ 10	$ 16	$ 6
Net income	$ 50,127	$ 28,196	$ 29,159	$ 26,128
Basic and diluted earnings per share	$ 0.11	$ 0.06	$ 0.06	$ 0.05
Dividends per share	$ 0.1467	$ 0.1467	$ 0.1467	$ 0.1467

Piedmont Office Realty Trust, Inc.

Schedule III—Real Estate Assets and Accumulated Depreciation and Amortization

December 31, 2008
(dollars in thousands)

				Initial Cost				Gross Amount at Which Carried at December 31, 2008						
Description	Location	Ownership Percentage	Encumbrances	Land	Buildings and Improvements	Total	Costs Capitalized Subsequent to Acquisition	Land	Buildings and Improvements	Total	Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which Depreciation and Amortization is Computed (g)
26200 ENTERPRISE WAY	Lake Forest, CA	100%	None	$ 4,577	$ —	$ 4,577	9,416	$ 4,768	$ 9,224	$ 13,992	$ 2,688	1999	3/15/1999	0 to 40 years
3900 DALLAS PARKWAY	Plano, TX	100%	None	1,456	20,377	21,837	2,292	1,516	22,608	24,124	6,091	1999	12/21/1999	0 to 40 years
RIVER CORPORATE CENTER	Tempe, AZ	100%	(c)	0	16,036	16,036	692	0	16,728	16,728	4,522	1998	3/29/2000	0 to 40 years
AVNET	Tempe, AZ	100%	(c)	0	13,272	13,272	551	0	13,823	13,823	3,601	2000	6/12/2000	0 to 40 years
1441 W. LONG LAKE ROAD	Troy, MI	100%	None	2,160	16,776	18,936	2,590	2,250	19,276	21,526	4,610	2000	6/29/2000	0 to 40 years
1111 DURHAM AVENUE (f/k/a MOTOROLA PLAINFIELD)	South Plainfield, NJ	100%	None	9,653	20,495	30,148	1,318	10,055	21,411	31,466	4,663	2000	11/1/2000	0 to 40 years
1430 ENCLAVE PARKWAY	Houston, TX	100%	32,100	7,100	37,915	45,015	2,169	7,396	39,788	47,184	9,601	1994	12/21/2000	0 to 40 years
CRESCENT RIDGE II	Minnetonka, MN	100%	None	7,700	45,154	52,854	6,374	8,021	51,207	59,228	13,101	2000	12/21/2000	0 to 40 years
STATE STREET (a)	Quincy, MA	100%	20,200	11,042	40,666	51,708	2,176	11,042	42,842	53,884	10,480	1990	7/30/2001	0 to 40 years
CONVERGYS	Tamarac, FL	100%	None	3,642	10,404	14,046	0	3,642	10,404	14,046	2,125	2001	12/21/2001	0 to 40 years
WINDY POINT I	Schaumburg, IL	100%	23,400	4,537	31,847	36,384	171	4,537	32,018	36,555	6,615	1999	12/31/2001	0 to 40 years
WINDY POINT II	Schaumburg, IL	100%	40,300	3,746	55,026	58,772	47	3,746	55,073	58,819	11,242	2001	12/31/2001	0 to 40 years
SARASOTA COMMERCE CENTER II	Sarasota, FL	100%	None	1,767	20,533	22,300	3,343	2,203	23,440	25,644	5,550	1999	1/11/2002	0 to 40 years
11695 JOHNS CREEK PARKWAY	Duluth, GA	100%	None	2,080	13,572	15,652	632	2,080	14,204	16,284	2,965	2001	3/28/2002	0 to 40 years
3750 BROOKSIDE PARKWAY	Alpharetta, GA	100%	None	1,561	14,207	15,768	242	1,561	14,449	16,010	2,815	2001	4/18/2002	0 to 40 years
BELLSOUTH	Ft. Lauderdale, FL	100%	(c)	0	7,172	7,172	(0)	0	7,172	7,172	1,374	2001	4/18/2002	0 to 40 years
90 CENTRAL STREET	Boxborough, MA	100%	None	3,642	29,497	33,139	3,404	3,642	32,901	36,543	8,153	2002	5/3/2002	0 to 40 years
MASS FINANCIAL SERVICES (f/k/a MFS PHOENIX)	Phoenix, AZ	100%	None	2,602	24,333	26,935	46	2,602	24,379	26,981	4,518	2001	6/4/2002	0 to 40 years
BMG DIRECT	Duncan, SC	100%	None	1,002	15,709	16,711	8	1,002	15,718	16,720	2,862	1987	7/31/2002	0 to 40 years
BMG MUSIC	Duncan, SC	100%	None	663	10,914	11,577	0	663	10,914	11,577	1,979	1987	7/31/2002	0 to 40 years
6031 CONNECTION DRIVE	Irving, TX	100%	None	3,157	43,656	46,813	(0)	3,157	43,656	46,813	7,807	1999	8/15/2002	0 to 40 years
6021 CONNECTION DRIVE	Irving, TX	100%	None	3,157	42,662	45,819	1,396	3,157	44,059	47,215	7,657	1999	8/15/2002	0 to 40 years
6011 CONNECTION DRIVE	Irving, TX	100%	None	3,157	29,034	32,191	2,586	3,157	31,620	34,777	5,622	1999	8/15/2002	0 to 40 years
HARCOURT (a)	Austin, TX	100%	16,500	6,098	34,492	40,590	0	6,098	34,492	40,590	6,171	2001	8/15/2002	0 to 40 years
AMERICREDIT	Chandler, AZ	100%	None	2,632	—	2,632	22,468	2,779	22,321	25,100	5,239	2003	9/12/2002	0 to 40 years
5000 CORPORATE COURT (b)	Holtsville, NY	100%	None	4,375	48,212	52,587	(27,074)	4,162	21,351	25,513	8,129	2000	9/16/2002	0 to 40 years
KEYBANK (a)	Parsippany, NJ	100%	42,700	9,054	96,722	105,776	158	9,054	96,880	105,934	17,018	1985	9/27/2002	0 to 40 years
FEDEX	Colorado Springs, CO	100%	None	2,185	24,964	27,149	(1,895)	2,185	23,069	25,254	4,054	2001	9/27/2002	0 to 40 years
INTUIT	Plano, TX	100%	None	3,153	24,602	27,755	4	3,153	24,605	27,758	4,324	2001	9/27/2002	0 to 40 years
TWO INDEPENDENCE SQUARE (a)	Washington, DC	100%	105,800	52,711	202,702	255,413	2,883	52,711	205,585	258,296	34,628	1991	11/22/2002	0 to 40 years
ONE INDEPENDENCE SQUARE (a)	Washington, DC	100%	57,800	29,765	104,814	134,579	2,012	30,562	106,029	136,591	17,810	1991	11/22/2002	0 to 40 years
CATERPILLAR (a)	Nashville, TN	100%	26,800	4,908	59,011	63,919	6,671	5,101	65,490	70,591	10,532	2000	11/26/2002	0 to 40 years
NESTLE	Glendale, CA	100%	None	23,605	136,284	159,889	2,009	23,608	138,291	161,899	22,774	1990	12/20/2002	0 to 40 years
EASTPOINT I	Mayfield Heights, OH	100%	None	1,485	11,064	12,549	103	1,485	11,167	12,652	1,829	2000	1/9/2003	0 to 40 years
EASTPOINT II	Mayfield Heights, OH	100%	None	1,235	9,199	10,434	1,550	1,235	10,749	11,984	1,857	2000	1/9/2003	0 to 40 years
150 WEST JEFFERSON	Detroit, MI	100%	None	9,759	88,364	98,123	4,494	9,759	92,858	102,617	16,853	1989	3/31/2003	0 to 40 years
CITICORP (a)	Englewood Cliffs, NJ	100%	29,300	10,424	61,319	71,743	2,046	10,803	62,986	73,789	9,673	1953	4/30/2003	0 to 40 years
US BANCORP	Minneapolis, MN	100%	105,000	11,138	175,629	186,767	3,103	11,138	178,732	189,870	27,301	2000	5/1/2003	0 to 40 years

Piedmont Office Realty Trust, Inc.

Schedule III—Real Estate Assets and Accumulated Depreciation and Amortization—(Continued)

December 31, 2008
(dollars in thousands)

				Initial Cost				Gross Amount at Which Carried at December 31, 2008						
Description	Location	Ownership Percentage	Encumbrances	Land	Buildings and Improvements	Total	Costs Capitalized Subsequent to Acquisition	Land	Buildings and Improvements	Total	Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which Depreciation and Amortization is Computed (g)
AON CENTER	Chicago, IL	100%	225,000	23,267	472,488	495,755	77,692	23,966	549,481	573,447	83,941	1972	5/9/2003	0 to 40 years
AUBURN HILLS CORPORATE CENTER	Auburn Hills, MI	100%	None	1,978	16,570	18,548	1,564	1,978	18,135	20,113	2,796	2001	5/9/2003	0 to 40 years
11107 SUNSET HILLS ROAD	Reston, VA	100%	None	2,711	17,890	20,601	1,941	2,711	19,830	22,542	4,357	1985	6/27/2003	0 to 40 years
11109 SUNSET HILLS ROAD	Reston, VA	100%	None	1,218	8,038	9,256	352	1,218	8,390	9,608	2,765	1984	6/27/2003	0 to 40 years
LOCKHEED MARTIN I	Rockville, MD	100%	None	3,019	21,984	25,003	(347)	2,960	21,697	24,657	7,141	1985	7/30/2003	0 to 40 years
LOCKHEED MARTIN II	Rockville, MD	100%	None	3,019	21,984	25,003	(325)	2,960	21,718	24,678	7,145	1985	7/30/2003	0 to 40 years
GLENRIDGE HIGHLANDS II	Atlanta, GA	100%	None	6,662	69,031	75,693	(24,718)	6,662	44,313	50,975	8,836	2000	8/1/2003	0 to 40 years
AVENTIS (a)	Bridgewater, NJ	100%	40,200	8,182	84,160	92,342	1,773	8,328	85,787	94,115	24,351	2002	8/14/2003	0 to 40 years
1055 EAST COLORADO BLVD	Pasadena, CA	100%	29,200	6,495	30,265	36,760	(1,107)	6,495	29,157	35,653	8,594	2001	8/22/2003	0 to 40 years
FAIRWAY CENTER II (a)	Brea, CA	100%	10,700	7,110	15,600	22,710	(82)	7,110	15,519	22,628	3,857	2003	8/29/2003	0 to 40 years
COPPER RIDGE CENTER	Lyndhurst, NJ	100%	None	6,974	38,714	45,688	(6,421)	6,974	32,293	39,267	4,906	1986	9/5/2003	0 to 40 years
1901 MAIN STREET IRVINE	Irvine, CA	100%	None	6,246	36,455	42,701	(3,463)	6,246	32,992	39,238	6,459	2001	9/17/2003	0 to 40 years
RHEIN	Beaverton, OR	100%	None	1,015	6,425	7,440	(580)	1,015	5,845	6,860	646	1988	10/9/2003	0 to 40 years
DESCHUTES	Beaverton, OR	100%	None	1,072	6,361	7,433	1	1,072	6,361	7,433	2,119	1989	10/9/2003	0 to 40 years
WILLAMETTE	Beaverton, OR	100%	None	1,085	6,211	7,296	(1,933)	1,085	4,278	5,363	575	1990	10/9/2003	0 to 40 years
1345 BURLINGTON DRIVE	Beaverton, OR	100%	None	1,546	7,630	9,176	2,193	1,545	9,824	11,369	2,370	1999	10/9/2003	0 to 40 years
PORTLAND LAND PARCELS	Beaverton, OR	100%	None	6,021	427	6,448	(2,668)	3,735	45	3,780	17	1979	10/9/2003	0 to 40 years
35 W. WACKER (d)	Chicago, Il	96.5%	120,000	54,949	218,757	273,706	28,781	55,573	246,915	302,487	60,337	1989	11/6/2003	0 to 40 years
400 VIRGINIA AVENUE	Washington, DC	100%	None	22,146	49,740	71,886	(936)	22,146	48,804	70,951	7,792	1985	11/19/2003	0 to 40 years
4250 N FAIRFAX	Arlington, VA	100%	45,000	13,636	70,918	84,554	5,167	13,636	76,084	89,721	12,455	1998	11/19/2003	0 to 40 years
1225 EYE STREET (e)	Washington, DC	50%	57,600	21,959	47,602	69,561	1,948	21,959	49,550	71,509	10,073	1985	11/19/2003	0 to 40 years
1201 EYE STREET (f)	Washington, DC	50%	82,400	31,985	63,139	95,124	7,382	31,985	70,521	102,505	14,684	2001	11/19/2003	0 to 40 years
EASTPOINT CORPORATE CENTER	Issaquah, WA	100%	None	4,351	25,899	30,250	(7,250)	4,351	18,649	23,000	2,640	2001	12/10/2003	0 to 40 years
1901 MARKET STREET	Philadelphia, PA	100%	None	13,584	166,683	180,267	137	20,829	159,575	180,404	24,668	1990	12/18/2003	0 to 40 years
60 BROAD STREET	New York, NY	100%	None	32,522	168,986	201,508	(169)	60,708	140,631	201,339	27,495	1962	12/31/2003	0 to 40 years
1414 MASSACHUSSETS AVENUE	Cambridge, MA	100%	None	4,210	35,821	40,031	1,930	4,365	37,597	41,961	7,226	1873	1/8/2004	0 to 40 years
ONE BRATTLE SQUARE	Cambridge, MA	100%	None	6,974	64,940	71,914	(4,722)	7,113	60,079	67,192	12,090	1991	2/26/2004	0 to 40 years
MERCK	Lebanon, NJ	100%	None	3,934	—	3,934	16,281	3,934	16,281	20,215	2,154	2004	3/16/2004	0 to 40 years
1075 WEST ENTRANCE	Auburn Hills, MI	100%	None	5,200	22,957	28,157	39	5,207	22,990	28,197	4,154	2001	7/7/2004	0 to 40 years
3100 CLARENDON BOULEVARD	Arlington, VA	100%	None	11,700	69,705	81,405	(9,087)	11,791	60,527	72,318	6,213	1986	12/9/2004	0 to 40 years
SHADY GROVE V	Rockville, MD	100%	None	3,730	16,608	20,338	1,116	3,882	17,572	21,454	4,028	1982	12/29/2004	0 to 40 years
400 BRIDGEWATER	Bridgewater, NJ	100%	None	10,400	71,052	81,452	5,628	10,400	76,680	87,080	13,470	2002	2/17/2006	0 to 40 years
LAS COLINAS CORPORATE CENTER I	Irving, TX	100%	17,500	3,912	18,830	22,742	795	3,912	19,625	23,537	3,605	1997	8/31/2006	0 to 40 years
LAS COLINAS CORPORATE CENTER II	Irving, TX	100%	25,025	4,496	29,881	34,377	(1,061)	4,496	28,820	33,316	3,828	1998	8/31/2006	0 to 40 years
TWO PIERCE PLACE	Itasca, IL	100%	None	4,370	70,632	75,002	563	4,370	71,195	75,565	6,618	1991	12/7/2006	0 to 40 years
2300 CABOT DRIVE	Lisle, IL	100%	None	4,390	19,549	23,939	318	4,390	19,867	24,257	3,960	1998	5/10/2007	0 to 40 years
PIEDMONT POINTE I	Bethesda, MD	100%	None	11,200	58,606	69,806	—	11,200	58,606	69,806	1,709	2007	11/13/2007	0 to 40 years
PIEDMONT POINTE II	Bethesda, MD	100%	None	13,300	70,618	83,918	—	13,300	70,618	83,918	1,030	2008	6/25/2008	0 to 40 years
Total—100% REIT Properties				$621,496	$3,857,795	$4,479,291	148,715	$659,637	$3,968,370	$4,628,007	$719,937			

Piedmont Office Realty Trust, Inc.

Schedule III—Real Estate Assets and Accumulated Depreciation and Amortization—(Continued)

December 31, 2008
(dollars in thousands)

				Initial Cost				Gross Amount at Which Carried at December 31, 2008						
Description	Location	Ownership Percentage	Encumbrances	Land	Buildings and Improvements	Total	Costs Capitalized Subsequent to Acquisition	Land	Buildings and Improvements	Total	Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which Depreciation and Amortization is Computed (g)
360 INTERLOCKEN	Broomfield, CO	4%	None	1,570	6,734	8,304	1,339	1,650	7,993	9,643	2,858	1996	3/20/1998	0 to 40 years
AVAYA	Oklahoma City, OK	4%	None	1,003	4,386	5,389	242	1,051	4,580	5,631	1,574	1998	6/24/1998	0 to 40 years
47320 KATO ROAD	Fremont, CA	78%	None	2,130	6,853	8,983	380	2,219	7,144	9,363	2,431	1998	7/21/1998	0 to 40 years
20/20 (h)	Leawood, KS	57%	None	1,696	7,851	9,547	(1,934)	1,767	5,846	7,613	2,667	1998	7/2/1999	0 to 40 years
4685 INVESTMENT DRIVE	Troy, MI	55%	None	2,144	9,984	12,128	2,760	2,233	12,655	14,888	4,630	2000	5/10/2000	0 to 40 years
COMDATA	Brentwood, TN	55%	None	4,300	20,702	25,002	1,307	4,479	21,830	26,309	5,110	1986	5/15/2001	0 to 40 years
8560 UPLAND DRIVE	Parker, CO	72%	None	1,954	11,216	13,170	542	2,048	11,664	13,712	2,463	2001	12/21/2001	0 to 40 years
AIU	Hoffman Estate, IL	72%	None	600	22,682	23,282	1,343	624	24,001	24,625	7,108	1999	9/19/2003	0 to 40 years
Total—JV Properties				$ 15,397	$ 90,408	$ 105,805	$ 5,979	$ 16,071	$ 95,713	$ 111,784	$ 28,841			
Total—All Properties				$636,893	$3,948,203	$4,585,096	$154,694	$675,708	$4,064,083	$4,739,791	$748,778			

(a) These properties collateralize the $350.0 million secured pooled debt facility with Morgan Stanley that accrues interest at 4.84% and matures in June 2014.

(b) Piedmont determined that the carrying value of the 5000 Corporate Court Building was not recoverable and, accordingly, recorded an impairment loss on real estate assets in the amount of approximately $7.6 million and $16.1 million in 2006 and 2005, respectively. For further information, see Note 6 to the accompanying consolidated financial statements.

(c) Property is owned subject to a long-term ground lease.

(d) Piedmont initially acquired an approximate 95% interest in the 35. W. Wacker Building through two joint ventures. As the general partner, Piedmont is deemed to have control of the partnerships and, as such, consolidates the joint ventures. In 2008 Piedmont purchased an additional 1.5446% interest in the 35. W. Wacker Building from one of the minority shareholders in the joint venture that owns the building, bringing Piedmont's total ownership percentage to approximately 96.5% as of December 31, 2008.

(e) Piedmont purchased all of the membership interest in 1225 Equity, LLC, which own a 49.5% membership interest in 1225 Eye Street, N.W. Associates, which owns the 1225 Eye Street Building. As a result of its ownership of 1225 Equity, LLC, Piedmont owns an approximate 49.5% in the 1225 Eye Street Building. As the controlling member, Piedmont is deemed to have control of the entities and, as such, consolidates the joint ventures.

(f) Piedmont purchased all of the membership interest in 1201 Equity, LLC, which own a 49.5% membership interest in 1201 Eye Street, N.W. Associates, which owns the 1201 Eye Street Building. As a result of its ownership of 1201 Equity, LLC, Piedmont owns an approximate 49.5% in the 1201 Eye Street Building. As the controlling member, Piedmont is deemed to have control of the entities and, as such, consolidates the joint ventures.

(g) Piedmont's assets are depreciated or amortized using the straight-lined method over the useful lives of the assets by class. Generally, Tenant Improvements are amortized over the shorter of economic life or lease term, and Lease Intangibles are amortized over the lease term. Generally, Building Improvements are depreciated over 5 – 25 years, Land Improvements are depreciated over 20 – 25 years, and Buildings are depreciated over 40 years.

(h) During third quarter 2008, Piedmont recorded approximately $2.1 million as its pro-rata share of a charge taken on the 20/20 Building related to the "other than temporary" impairment of the investment.

Piedmont Office Realty Trust, Inc.

Schedule III—Real Estate Assets and Accumulated Depreciation and Amortization—(Continued)

December 31, 2008
(dollars in thousands)

	2008	2007	2006
Real Estate:			
Balance at the beginning of the year	**$4,667,022**	$4,667,745	$4,543,120
Additions to/improvements of real estate	**128,344**	125,431	249,472
Assets disposed	**—**	(72,880)	(99,263)
Assets impaired	**(3,678)**(2)	—	(7,565)(1)
Transfer of corporate assets to prepaid and other assets	**(393)**	—	—
Write-offs of intangible assets(3)	**(3,002)**	(9,469)	(5,804)
Write-offs of fully depreciated/amortized assets	**(48,502)**	(43,805)	(12,215)
Balance at the end of the year	**$4,739,791**	$4,667,022	$4,667,745
Accumulated Depreciation and Amortization:			
Balance at the beginning of the year	**$ 654,958**	$ 563,435	$ 437,949
Depreciation and amortization expense	**143,353**	148,916	153,852
Assets disposed	**—**	(11,288)	(13,820)
Transfer of corporate assets to prepaid and other assets	**(88)**	—	—
Write-offs of intangible assets(3)	**(942)**	(2,666)	(2,331)
Write-offs of fully depreciated/amortized assets	**(48,502)**	(43,439)	(12,215)
Balance at the end of the year	**$ 748,778**	$ 654,958	$ 563,435

(1)-Piedmont determined that the carrying value of the 5000 Corporate Court Building was not recoverable and, accordingly, recorded an impairment loss on real estate assets in the amount of approximately $7.6 million during 2006.

(2)-Fund XI-XII-REIT Joint Venture recorded an impairment loss on real estate assets of approximately $3.7 million during 2008 related to the 20/20 Building; however, Piedmont recorded its proportionate share of the charge (approximately 2.1 million) in the accompanying consolidated statements of income with other such net property operations as equity in income of unconsolidated joint ventures.

(3)-Consists of write-offs of intangible lease assets related to lease restructurings, amendments and terminations.

EXHIBIT 31.1

**PRINCIPAL EXECUTIVE OFFICER CERTIFICATION
PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Donald A. Miller, CFA, certify that:

1. I have reviewed this annual report on Form 10-K of Piedmont Office Realty Trust, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 10, 2009

By: /s/ DONALD A. MILLER, CFA

Donald A. Miller, CFA
Principal Executive Officer

EXHIBIT 31.2

**PRINCIPAL FINANCIAL OFFICER CERTIFICATION
PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Robert E. Bowers, certify that:

1. I have reviewed this annual report on Form 10-K of Piedmont Office Realty Trust, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 10, 2009

By: /s/ ROBERT E. BOWERS

Robert E. Bowers
Principal Financial Officer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. 1350)

In connection with the Annual Report of Piedmont Office Realty Trust, Inc. (the "Registrant") on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission (the "Report"), the undersigned, Donald A. Miller, CFA, Chief Executive Officer of the Registrant, hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

It is not intended that this statement be deemed to be filed for the purposes of the Securities Exchange Act of 1934.

By: /s/ DONALD A. MILLER, CFA

Donald A. Miller, CFA
Chief Executive Officer
March 10, 2009

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. 1350)

In connection with the Annual Report of Piedmont Office Realty Trust, Inc. (the "Registrant") on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission (the "Report"), the undersigned, Robert E. Bowers, Chief Financial Officer of the Registrant, hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

It is not intended that this statement be deemed to be filed for the purposes of the Securities Exchange Act of 1934.

By: /s/ ROBERT E. BOWERS

Robert E. Bowers
Chief Financial Officer
March 10, 2009



Piedmont Board of Directors

Standing from left: Jeffrey L. Swope; William H. Keogler, Jr.; Wesley E. Cantrell; Donald S. Moss; Donald A. Miller, CFA, Director and Chief Executive Officer. Seated from left: Frank C. McDowell; W. Wayne Woody, Chairman of the Board; and Michael R. Buchanan.



Other Piedmont Management and Executive Officers

From left: Raymond L. Owens, Executive Vice President, Capital Markets; Robert E. Bowers, Chief Financial Officer; Laura P. Moon, Senior Vice President and Chief Accounting Officer; Carroll A. ("Bo") Reddic, IV, Executive Vice President, Real Estate Operations; and Donald A. Miller, CFA, Chief Executive Officer.

Web site access to U.S. Securities and Exchange Commission Filings

All reports filed electronically by Piedmont with the U.S. Securities and Exchange Commission, including the Annual Report on Form 10-K, quarterly reports on Forms 10-Q, the Annual Proxy, and current reports on Forms 8-K are accessible at no cost to the investor on the Piedmont Web site at www.piedmontreit.com or at www.sec.gov.

Investor Services Specialists

Investors who wish to change the name, address, or ownership of shares; to sign up for electronic communications; or who have questions may contact an Investor Services Specialist at 800-557-4830; 770-243-8198 (fax); or via e-mail at investor.services@piedmontreit.com.

Investor Services Hours

Monday through Thursday from 8:15 a.m. until 6:30 p.m. (ET); Friday from 8:15 a.m. until 5:30 p.m. (ET).

This 2008 Annual Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue," or other similar words. Readers of this 2008 Annual Report should be aware that there are various factors that could cause actual results to differ materially from any forward-looking statements made in this report. Factors that could contribute to such differences include, but are not limited to, changes in general economic and business conditions, changes in real estate conditions, industry trends, changes in government rules and regulations (including changes in tax laws), lease-up risks, lack of availability of financing, lack of availability of capital proceeds, and increases in interest rates. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the filing date of the Annual Report on Form 10-K contained herein. We do not make any representations or warranties (expressed or implied) about the accuracy of any such forward-looking statements.

PIEDMONT®
OFFICE REALTY TRUST

11695 Johns Creek Parkway, Suite 350
Johns Creek, GA 30097
770.418.8800
www.piedmontreit.com

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